PROSPECTUS
Filed pursuant to Rule 424(b)(4)
Registration File No. 333-110528

6,250,000 Shares

Common Stock

We are selling 6,250,000 shares of common stock. This is an initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. See “Underwriting” for discussion of the factors considered in determining the initial public offering price. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “ANDS.”

Our business and an investment in our common shares involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$7.00	$43,750,000
Underwriting discounts and commissions	$0.49	$3,062,500
Proceeds, before expenses, to Anadys	$6.51	$40,687,500

The underwriters may also purchase up to 937,500 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on or about March 31, 2004.

SG Cowen	Piper Jaffray

Legg Mason Wood Walker	Needham & Company, Inc.
         Incorporated

March 26, 2004

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
NOTICE TO INVESTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS

      Until April 20, 2004, 25 days after the commencement of this offering, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This summary does not contain all information that you should consider before buying shares in this offering. You should read this entire prospectus carefully, especially “Risk Factors” and our financial statements and notes, before deciding to invest in our common stock. References in this prospectus to our certificate of incorporation and bylaws refer to the certificate of incorporation and bylaws that will be in effect upon the completion of this offering.

Anadys Pharmaceuticals, Inc.

Overview

      Anadys Pharmaceuticals is a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel small molecule medicines for the treatment of chronic viral infections and bacterial infections. Based on industry analyst reports and available market data, we estimate that worldwide sales of drugs to treat infectious diseases were approximately $40 billion in 2002 and that they will grow to $45 billion by 2008. Our current antiviral focus is primarily directed at the treatment of chronic viral hepatitis, including hepatitis C virus, or HCV, and hepatitis B virus, or HBV, and our current antibacterial focus is directed toward the treatment of serious hospital-based infections. Our most advanced HCV product candidates are based on our proprietary compound isatoribine, which we believe represents a new class of drugs being developed to stimulate the body’s natural defense mechanisms and respond to viral infections by activating a receptor, or protein, named Toll-like Receptor 7, or TLR 7.

      As of December 31, 2003, isatoribine had been administered to 46 subjects, including 26 patients chronically infected with HCV. We are currently conducting a multi-component Phase IB clinical trial and have completed a Phase IA clinical trial. In these clinical trials, isatoribine was well tolerated, with no serious adverse events reported. We have expanded the Phase IB clinical trial to enroll more patients and explore additional objectives. In addition, we plan to initiate a Phase I/II clinical trial of isatoribine in selected populations of HCV patients in April 2004. Also, we have initiated a Phase I clinical trial on another HCV product candidate, ANA971, which is an oral prodrug of isatoribine.

      In the HBV area, we have an exclusive option with LG Life Sciences, or LGLS, to in-license rights to LB80380, a compound currently in Phase II clinical trials for the treatment of chronic HBV infection. Following the exercise of this option, our license would cover the development and commercialization of LB80380 for the treatment of HBV in North America, Europe, Japan and most other countries in the world other than China, Korea, India and countries in Southeast Asia. We would jointly develop LB80380 with LGLS on a global basis. Our option agreement with LGLS sets forth the key business terms under which we would access rights to LB80380 for the treatment of HBV and enter into the joint development program. The option is contingent, however, on the parties agreeing on the remaining outstanding terms of a definitive agreement within 60 days from the effective date of the option agreement. In addition to the LB80380 program, we expect that the mechanism of action of isatoribine may provide utility in HBV infected patients in a similar manner as in HCV infected patients. We are therefore exploring the use of isatoribine and isatoribine prodrugs, including ANA97X, for the treatment of HBV.

      We are also engaged in the discovery and development of antibacterial compounds to treat serious hospital-based infections. We are developing a novel class of molecules that act against bacterial infections by inhibiting ribosomal function, which is the ability to synthesize proteins and grow within the body. We expect to identify the first pre-clinical candidate from this class of compounds in 2004 and pursue the development and potential commercialization of antibiotics targeting serious hospital-based infections.

      Because we are focused on anti-infectives, we believe our drug development strategy should result in less expensive and shorter clinical development cycles with a higher probability of success when compared to other therapeutic areas. Preclinical and early clinical data of anti-infective compounds have been shown to be more predictive of a product candidate’s clinical success than many other therapeutic areas, including oncology, cardiovascular and central nervous system disorders. Furthermore, clinical trials of anti-infective compounds generally have well-defined clinical endpoints, such as viral load reduction, that can be achieved and measured in shorter time frames. In addition, we focus our discovery and development efforts on what are known as small molecule therapeutics. Small molecule therapeutics are known to have a higher chance of being able to be administered orally than biologic drugs and typically have a more simple manufacturing process and cost structure.

      We have combined our drug discovery and development capabilities with our knowledge of the anti-infective markets to focus on the discovery and development of anti-infective medicines. In particular, our discovery efforts emphasize both TLR-7 and RNA(ribonucleic acid)-directed drug discovery. We intend to use our anti-infective drug discovery and development capabilities to develop new antiviral and antibacterial medicines that will address large anti-infectives markets that have significant unmet medical needs. Our proprietary drug discovery technologies and capabilities are being relied on in important and validating collaborative relationships with pharmaceutical and biotechnology companies, including Amgen, Daiichi, Gilead and Roche, for which we are utilizing our technology and capabilities and for which we receive research funding payments and/ or milestone payments and may receive future potential milestone and royalty payments. Our intent is to utilize our anti-infective capabilities to build a strong and continual pipeline of novel and powerful drug candidates.

HCV Programs

      The current market for HCV therapy, which at this time is limited to primary therapy, is approximately $3 billion per year. The current standard of care for chronic HCV is a combination of ribavirin and an interferon-alpha product, which is administrated by injection and causes a number of side effects in many patients, including depression and flu-like symptoms, throughout the course of the standard year-long primary therapy currently used for treatment of HCV. Our most advanced HCV product candidates are based on our proprietary compound isatoribine. This group of product candidates includes:

•	Isatoribine (ANA245), which would be administered intravenously to HCV patients; and

•	Oral prodrugs of isatoribine. Prodrugs are distinct chemical entities that are generally administered as a precursor of the active drug and then converted into the active form by the body through its normal metabolic processes. Our oral prodrugs of isatoribine include:

•	ANA971, and

•	ANA97X, a numerical designation we use to refer to our newest class of isatoribine prodrugs in preclinical development, which have significant oral bioavailability, which is the fraction of the administered drug dose that actually enters the blood, and other improved pharmaceutical properties over ANA971.

      We plan to commercialize one or more of these product candidates as either primary therapies to treat chronic HCV infection, which currently affects 170 million patients globally, or as second-line therapies to reduce the risk of HCV relapse, which currently affects one out of five patients who respond to primary HCV therapy. In view of the limitations inherent in any drug that is administered intravenously and based on preliminary indications regarding the likely dosing levels required for ANA971 to be safe and effective, we believe ANA971 is best suited for further development as a potential second-line therapy to reduce the risk of HCV relapse.

      We are currently conducting Phase IB clinical trials on isatoribine and a Phase I clinical trial on ANA971 in recognized clinical centers in Western Europe. Based on the results of these and possibly other additional clinical trials, we intend to prioritize either isatoribine or ANA971 for further development and potential commercialization as an HCV relapse therapy. Based on preliminary preclinical indications regarding the likely dosing levels required for ANA97X, we believe ANA97X may offer the possibility of improved oral delivery and enhanced pharmaceutical properties over ANA971. Therefore, we believe it may be best suited for further development as a potential primary HCV therapy. However, depending on the results of our clinical trials of isatoribine, ANA971 and ANA97X, it is possible that we may find ANA97X to also be the optimal candidate for further development and potential commercialization as an

HCV relapse therapy, in which case we would expect to pursue the development of ANA97X for both the primary and relapse markets, in place of isatoribine and ANA971. In addition to the compounds described above, we have used our anti-infective capabilities to identify several additional lead compounds in the hepatitis C and antibacterial categories and are working to improve the pharmaceutical properties of these compounds.

     Isatoribine (ANA245)

      Isatoribine is a patent-protected nucleoside analog. Nucleoside analogs are chemically modified versions of nucleosides, which are small molecules that occur naturally and are used by biological organisms to store and read genetic information. We believe isatoribine interacts with a specific receptor, or protein, to regulate the body’s response to viruses on a cellular level. This receptor, named Toll-like receptor 7, or TLR7, has been identified in recent years to be present on certain immune system cells. We believe isatoribine is the only compound in clinical development for the treatment of HCV that interacts with TLR7. This interaction represents a new mechanism of action for the treatment of HCV that we believe may offer improved therapeutic benefits over existing therapies. We also expect isatoribine to have activity against other chronic infections, such as those caused by HBV.

      We have completed dosing several patient groups in our ongoing multi-component Phase IB clinical trial, which involves multidose intravenous administration to patients chronically infected with HCV. We have also completed a Phase IA clinical trial of isatoribine, which demonstrated isatoribine was well tolerated in healthy volunteers after single doses, with no serious adverse events reported. In the Phase IB clinical trial, isatoribine was well tolerated at all doses and no serious adverse events were observed. This trial is not testing efficacy, which will be tested in later stage clinical trials with significantly larger patient populations for significantly longer periods of time. However, in our Phase IB clinical trial we are measuring certain markers of biologic activity, including viral load reduction, that change in scientifically known ways for HCV therapies that have demonstrated efficacy. For the treatment of HCV, efficacy is regarded as achieving a sustained virologic response, specifically the absence of HCV in the patient’s body when measured six months after the end of treatment. Interim results from our Phase IB trial showed that, at the end of one week in six HCV infected patients whose clinical data have been completed and analyzed, the 800 mg dose of isatoribine caused a median viral load change of -0.94 log10 units, which corresponds to an 88% decline in the amount of measurable virus. The reduction in viral load confirmed the favorable trend toward viral load reduction we observed at lower doses, and was accompanied by changes in other biologic markers of antiviral immune response similar to results seen at lower doses. Because they may not reflect an adequate sample size for conclusions regarding efficacy, these results may not be predictive of results from later stage clinical trials with significantly larger patient populations treated for a longer period of time. They also may not be predictive of the ability of isatoribine to achieve a sustained virologic response, or SVR.

      Based on the clinical trial results to date, we have expanded the Phase IB clinical trial to enroll more patients and explore additional objectives, including alternate dosing regimens such as longer treatment durations and fewer administrations per week. In addition, we plan to initiate a Phase I/ II clinical trial of isatoribine in selected populations of HCV patients in April 2004. We acquired the exclusive worldwide rights to isatoribine from Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.) in May 2000. Since acquiring the rights to isatoribine, we have completed the preclinical work required to initiate clinical studies with isatoribine. Furthermore, we have utilized our anti-infective capabilities to discover several prodrugs of isatoribine, including ANA971 and the ANA97X series. We plan to build a sales and marketing organization in North America to commercialize isatoribine, any oral prodrug of isatoribine and any other HCV product candidate or other potential product candidates that are of strategic interest to us. We maintain worldwide rights to develop and commercialize isatoribine and compounds in the isatoribine family.

     ANA971

      ANA971 is an oral prodrug of isatoribine that we discovered through the interaction of our medicinal chemistry and internal development capabilities. When administered orally in animal studies, ANA971 caused a cytokine, interferon alpha, to be produced in the body at levels similar to those observed following intravenous dosing of isatoribine. We have initiated a Phase I clinical trial of ANA971 with single rising doses in healthy volunteers. Because the underlying mechanism of action for ANA971 is the same as for isatoribine, we expect that the knowledge we derive from our clinical development of isatoribine will help to accelerate the development of ANA971.

     ANA97X

      We are exploring new oral prodrugs of isatoribine, collectively referred to as ANA97X. Multiple lead compounds from the ANA97X family have been tested for bioavailability in primates and have shown significant oral bioavailability at levels that support further development as a potential primary HCV therapy. Based on these animal data that show much improved delivery of the active agent isatoribine after oral dosing and the preliminary results from our isatoribine clinical trials discussed above, we believe that a member of the ANA97X family may provide an orally administered drug that could potentially replace interferon alpha as a component of a primary HCV therapy. Based on industry analyst reports and available market data, we estimate that U.S. sales of interferon drugs for the treatment of HCV were approximately $1.4 billion in 2002. We intend to identify a pre-clinical candidate from the ANA97X family in early 2004. Because the underlying mechanism of action for ANA97X is the same as for isatoribine and ANA971, we expect that the knowledge we derive from our clinical development of isatoribine and ANA971 will help to accelerate the development of ANA97X.

HBV Programs

      Based on industry analyst reports and available market data, we estimate that the current annual market for HBV therapy is approximately $300 million and that it will grow to over $1 billion by 2009. Currently commercialized treatments for HBV, which include lamivudine, interferon alpha and adefovir, suffer from significant limitations as long-term therapies, including the many side effects associated with interferon treatment, the potential for renal toxicity associated with adefovir, and the emergence of HBV variants resistant to lamivudine treatment. Significant unmet needs remain for improved HBV therapies for the more than 350 million people chronically infected with HBV.

      We have an exclusive option with LGLS to in-license and enter into a joint development program for the clinical development and potential commercialization of LB80380, a compound currently in Phase II clinical trials for the treatment of chronic HBV infection. Following the exercise of this option, our license would cover the development and commercialization of LB80380 for the treatment of chronic HBV infection in North America, Europe, Japan and most other countries in the world other than China, Korea, India and countries in Southeast Asia. We would jointly develop LB80380 with LGLS on a global basis. Our option agreement with LGLS, which is effective as of February 17, 2004, sets forth the key business terms under which we would access rights to LB80380 for the treatment of HBV and enter into the joint development program. Our ability to exercise the option, however, is contingent on the parties agreeing on the remaining outstanding terms of a definitive agreement no later than 60 days after the effective date of the option agreement. We have commenced an interim joint development program with LGLS during the option period. We intend to exercise this option and continue the joint development of LB80380 with LGLS.

      Although efficacy will continue to be tested in Phase III clinical trials, and no definitive conclusions regarding efficacy can be made until the results of those studies are known, preliminary results from clinical trials of LB80380 have shown that oral administration once daily for 28 days reduced HBV viral load by up to four log10 units, or 99.99%, a level of anti-HBV activity superior to that reported for lamivudine and adefovir over a similar duration of therapy. Clinical investigation of LB80380 also demonstrated a satisfactory safety profile, although definitive conclusions regarding product safety cannot be made until the results of future studies of longer duration in more patients are known. Additionally, based on the results of clinical trials to date, LB80380 appears to offer the potential for once daily dosing, based on the amount of LB80380 that remained in the subjects’ bodies over a 24 hour period. Additional clinical trials of longer duration with larger patient populations will need to be conducted in order to gain further insight on the effect of LB80380 as an HBV therapy.

      In addition to the LB80380 program, we expect that the mechanism of action of isatoribine may provide utility in HBV infected patients in a similar manner as in HCV infected patients. As a result, we are exploring the use of isatoribine and isatoribine prodrugs, including ANA97X, for the treatment of HBV. We have designed our clinical plan to give us the flexibility to conduct clinical trials in both HCV and HBV infected patients.

Antibacterial Programs

      We are also engaged in the discovery and development of antibacterial compounds to treat serious hospital-based infections. Industry sources estimate that worldwide sales of antibacterial therapies to treat hospital-based infections were approximately $8 billion in 2002. We are developing a novel class of molecules that act against bacterial infections by inhibiting ribosomal function, which is the ability to synthesize proteins, thereby blocking bacterial growth within the body. This effort has yielded a class of proprietary compounds that exhibit in vitro antibacterial activity on various infectious agents, or pathogens, that are resistant to current antibiotic drugs. Representative members of this class also have been tested in animal models of bacterial infections and have shown promising in vivo efficacy. Furthermore, members of this class of compounds have demonstrated activity against both Gram-positive pathogens, including drug-resistant pathogens such as Methicillin Resistant Staphylococcus aureus (MRSA), as well as Gram-negative pathogens, including Pseudomonas aeruginosa, which is a leading contributor to mortality in cystic fibrosis, or CF, patients. We believe this is notable since many antibiotics are only effective against either Gram-positive or Gram-negative bacteria, and not both types. Also, MRSA and Pseudomonas aeruginosa are two of the main causative agents of many serious hospital-based infections. Members of our novel class of compounds have also exhibited in vitro potency and bactericidal activity, or the ability to cause the death of bacterial cells, equal to or better than the potency and bactericidal activity reported for many commercialized antibiotics. We believe good safety and potency against specific drug resistant pathogens will enable development and potential commercialization by us of drug candidates for the hospital-based infections market and other niche markets. We expect to identify the first pre-clinical candidate from this class of compounds in 2004 and pursue the development and potential commercialization of antibiotics targeting serious hospital-based infections.

Our Drug Discovery and Development Capabilities

      We intend to expand our product candidate portfolio by exploiting and enhancing our internal drug discovery and development capabilities. Our drug discovery efforts have a particular focus on both TLR7 biology, which offers new opportunities for the development of immune based antiviral medicines, and RNA-directed drug discovery, which provides the potential to systematically explore RNA as a therapeutic drug target. This enables us to engage in the efficient discovery and development of promising product candidates for chronic antiviral and antibacterial markets. We use RiboproteomicsTM, GATETM, and RIBObaseTM to identify and prioritize targets, which are specific cellular binding sites at which drugs exert their action. Our patented high-throughput screening technologies, ATLASTM and SCANTM, allow us to test large libraries of compounds for interactions with targets of therapeutic interest. We use our medicinal chemistry, Cheminformatics-PROTOSTM, structure based drug design and preclinical and clinical expertise to accelerate the discovery of clinical candidates, a process we refer to as high output drug discovery.

      Our chemistry capabilities include a strong emphasis on medicinal chemistry, which is the chemistry discipline that seeks to identify optimal drug candidates through consideration of the biological effects of newly synthesized compounds. Our chemistry capabilities are further enhanced by a focus on structure-based drug design, where we utilize available information about the three-dimensional properties of targets to develop drug candidates best suited to interact with those physical properties. We then use our biological expertise to provide rapid feedback regarding the potential of compounds synthesized by our chemists to serve as drug candidates. Our research is focused on exploiting RNA and RNA-protein based targets in order to develop novel anti-infectives product candidates. We have expertise in the field of RNA biology and utilize an approach that combines the study and structural characterization of RNA targets and RNA-specific chemistries and enables us to better discover small molecule chemical inhibitors that act on these targets, which we believe will lead to more successful drug candidates entering into the development phase.

      We licensed isatoribine and ANA246 from Valeant Pharmaceuticals, and have an exclusive option to in-license LB80380 from LGLS. All of the other compounds in our product candidates portfolio, including oral prodrugs of isatoribine, have been discovered utilizing our internal drug discovery and development capabilities.

Our Strategy

      Our objective is to be one of the leading companies in the discovery, development and commercialization of small molecule therapeutics for the treatment of infectious diseases, including HCV, HBV and bacterial infections. In order to achieve this objective, key aspects of our corporate strategy include the following:

•	advance the development of our lead HCV, HBV and antibacterial compounds;

•	enhance our anti-infective drug discovery and development capabilities by extending our leadership in TLR7 and RNA-related drug discovery;

•	expand our product candidate portfolio by exercising our option with LGLS, as well as through our internal drug discovery capabilities and pursuing strategic opportunities, including collaborations, acquisitions and the in-licensing of products and programs; and

•	commercialize our product candidates.

Intellectual Property

      As of December 31, 2003, we had an intellectual property portfolio consisting of 36 patents issued in the U.S., 70 foreign issued patents and over 100 patent applications pending worldwide. The development and protection of intellectual property for our compounds and technologies is important to our business. We also rely on our trade secrets, proprietary know-how and the substantial scientific acumen of our employees.

Risks Affecting Us

      We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. These risks are discussed more fully in “Risk Factors.” As of December 31, 2003, we had an accumulated deficit of $132.6 million. We expect to continue to incur increasing losses over at least the next several years, and we may never become profitable. Our current product candidates are in preclinical studies or early clinical development in recognized clinical centers in Europe. We have not filed an Investigational New Drug application with the Food and Drug Administration to conduct clinical trials in the U.S. Accordingly, we have not received regulatory approval for, or received commercial revenues from, any of our product candidates. It is possible that we may never successfully commercialize any of our product candidates.

Corporate Information

      We were originally incorporated in Delaware in 1992 as ScripTech Pharmaceuticals, Inc. and in 1994 changed our name to Scriptgen Pharmaceuticals, Inc. In May 2000, following the addition of a substantially new management team and the infusion of new capital, product candidates and technologies, we changed our name to Anadys Pharmaceuticals, Inc. and relocated our operations from Waltham, Massachusetts to San Diego, California.

      Our principal offices are located at 9050 Camino Santa Fe, San Diego, CA 92121, and our telephone number is (858) 530-3600. Our website address is http://www.anadyspharma.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “Anadys,” “we,” “us” and “our” refer to Anadys Pharmaceuticals, Inc., a Delaware corporation. We have filed an application to register the Anadys trademark and we also use ATLASTM, SCANTM, GATETM, RiboproteomicsTM, RIBObaseTM and PROTOSTM in the U.S. and other countries. This prospectus also contains trademarks and tradenames of other companies.

The Offering

Common stock offered hereby	6,250,000 shares

Common stock to be outstanding after this offering	21,436,854 shares

Use of proceeds	We expect to use approximately $25 to $30 million of the net proceeds from this offering for the continued development of isatoribine (ANA245), ANA971, ANA97X, and LB80380 and to advance the development of our antibacterial compounds. The remainder will be used to further our research and development programs and for general corporate purposes.

Nasdaq National Market symbol	ANDS

      The number of shares to be outstanding immediately after this offering is based on the number of shares outstanding as of December 31, 2003. This number excludes, as of December 31, 2003:

•	1,157,447 shares of our common stock subject to outstanding options under our 2002 Equity Incentive Plan, having a weighted average exercise price of $3.28 per share;

•	818,136 shares of common stock reserved for future issuance under our 2002 Equity Incentive Plan; and

•	346,285 shares of our common stock subject to outstanding warrants, (including warrants to purchase preferred stock that are convertible into common stock), having a weighted average exercise price of $15.18 per share.

      Except as otherwise indicated, all information in this prospectus assumes:

•	a 1-for-5.1 reverse stock split effected March 18, 2004;

•	the conversion of all our outstanding shares of preferred stock into 13,281,146 shares of common stock upon the completion of this offering;

•	the conversion of all our outstanding warrants to purchase preferred stock into warrants to purchase 125,755 shares of common stock upon the completion of this offering;

•	the adoption of our amended and restated certificate of incorporation and amended and restated bylaws effective upon the completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

      The following table summarizes our consolidated financial data. The summary financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 1999 and 2000 and the statement of operations data for the years ended December 31, 1999 and 2000 been derived from our audited financial statements not included in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma information contained in the consolidated balance sheet gives effect to the automatic conversion of all shares of redeemable convertible preferred stock and convertible preferred stock outstanding at December 31, 2003 into 13,281,146 shares of common stock upon the completion of this offering. The pro forma as adjusted consolidated balance sheet data reflects the pro forma balance sheet data at December 31, 2003 adjusted for the sale by us of 6,250,000 shares of common stock at the initial offering price of $7.00 per share in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the conversion of all of our outstanding shares of preferred stock into common stock upon the closing of this offering.

	Years Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues	$12,127	$9,215	$287	$1,282	$2,286
Operating expenses:
Research and development	20,280	14,936	8,799	18,054	16,554
General and administrative	5,140	4,391	4,027	5,434	4,716
Restructuring costs	—	2,381	—	—	—
Stock-based compensation:
Research and development	599	989	859	610	2,265
General and administrative	150	1,240	989	430	2,440

Total operating expenses	26,169	23,937	14,674	24,528	25,975

Loss from operations	(14,042)	(14,722)	(14,387)	(23,246)	(23,689)
Other income (expense):
Interest income	929	599	899	403	229
Interest expense	(595)	(505)	(287)	(176)	(266)
Other, net	8	1,033	(253)	(29)	(272)

Total other income, (expenses) net	342	1,127	359	198	(309)

Net loss	(13,700)	(13,595)	(14,028)	(23,048)	(23,998)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	(319)	(674)
Deemed dividend-beneficial conversion feature for Series C preferred stock	—	—	—	—	(6,942)

Net loss applicable to common stockholders(1)	$(13,700)	$(13,595)	$(14,028)	$(23,367)	$(31,614)

Basic and diluted net loss per share(1):
Historical	$(67.49)	$(52.90)	$(25.18)	$(25.88)	$(21.58)

Pro Forma					$(1.75)

Shares used to compute basic and diluted net loss per share(1):
Historical	203	257	557	903	1,465

Pro forma					13,714

(1)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and securities available-for-sale	$14,499	$14,499	$53,687
Working capital	12,304	12,304	51,492
Total assets	20,242	20,242	59,430
Long-term debt, net of current portion	1,401	1,401	1,401
Redeemable convertible preferred stock	45,012	—	—
Accumulated deficit	(132,643)	(132,643)	(132,643)
Total stockholders’ equity (deficit)	(30,059)	14,953	54,141

RISK FACTORS

      You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock would likely decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

We are at an early stage of development, and we may never attain product sales.

      Our existing organizational structure was formed in May 2000 with a substantially new management team and the infusion of new product candidates and technologies. Since then, most of our resources have been dedicated to the development of our proprietary drug discovery technologies, research and development and preclinical and early stage clinical testing of compounds. Any compounds discovered by us will require extensive and costly development, preclinical testing and clinical trials prior to seeking regulatory approval for commercial sales. Our most advanced product candidates, isatoribine and two oral prodrugs of isatoribine, ANA971 and ANA97X, and any other compounds we discover may never be approved for commercial sales. The time required to attain product sales and profitability is lengthy and highly uncertain and we cannot assure you that we will be able to achieve or maintain product sales.

We expect our net operating losses to continue for at least several years and we are unable to predict the extent of future losses or when we will become profitable, if ever.

      We have incurred net operating losses since our incorporation in 1992 and through December 31, 2003 have $132.6 million in accumulated deficit. Our operating losses are due in large part to the significant research and development costs required to identify and validate potential product candidates and conduct preclinical studies and clinical trials of our most advanced product candidates, isatoribine, ANA971 and ANA97X. To date, we have generated limited revenues, consisting of one-time or limited payments associated with our collaborations or grants, and we do not anticipate generating significant continuing revenues for at least several years, if ever. We expect to increase our operating expenses over at least the next several years as we plan to expand the clinical trials for isatoribine, advance other product candidates such as ANA971 and ANA97X into clinical trials, expand our research and development activities and acquire or license new technologies and product candidates. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with our research and product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

The technologies on which we rely are unproven, and may not result in the discovery or development of commercially viable products.

      Our proprietary technologies and methods of identifying, prioritizing and screening molecular targets represent unproven approaches to the identification of drug leads that may possess therapeutic potential. Much of our research focuses on the biology of a specific receptor, or protein, named Toll-like receptor 7, or TLR7, and on the interactions between small molecules and RNA (ribonucleic acid). However, RNA biology and chemistry are difficult, time-consuming and expensive, and studying small molecule-RNA interactions may not result in the discovery of any viable therapeutic product candidates. Additionally, the interaction between isatoribine and TLR7 represents a new mechanism of action, and the focus on this mechanism of action may not result in the regulatory approval and commercialization of any therapeutic products. There are no drugs on the market that have been discovered or developed using our proprietary technologies. The process of successfully discovering product candidates is expensive, time-consuming and unpredictable, and the historical rate of failure for drug candidates is extremely high. Research programs to identify product candidates require a substantial amount of our technical, financial and human resources even if no product candidates are identified. If we are unable to identify new product candidates using our proprietary drug discovery technologies, we may not be able to establish or maintain a clinical development pipeline or generate product revenue.

We are dependent on the commercial success of isatoribine or an oral prodrug of isatoribine and we cannot be certain that isatoribine or an oral prodrug of isatoribine will be commercialized.

      Our most advanced drug candidate, isatoribine, is the only product candidate being developed by us that has been tested in humans, and those tests have been limited to initial safety indications and dosing in a small number of patients. We expect to commence clinical trials of ANA971 in Europe by March 2004. We have expended significant time, money and effort in the development of isatoribine and ANA971 and we will have to spend considerable additional time, money and effort before seeking regulatory approval to market these product candidates. Our business prospects depend primarily on our ability to successfully complete clinical trials, obtain required regulatory approvals and successfully commercialize isatoribine or any oral prodrug of isatoribine. If we fail to commercialize isatoribine or any oral prodrug of isatoribine, we may be unable to generate sufficient revenues to attain profitability and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause our stock price to decrease.

Because the results of preclinical studies and initial clinical trials of isatoribine and LB80380 are not necessarily predictive of future results, we can provide no assurances that these product candidates will have favorable results in later clinical trials, or receive regulatory approval.

      Positive results from preclinical studies or early clinical trials should not be relied upon as evidence that later or larger-scale clinical trials will succeed. Initial clinical trials of isatoribine and LB80380 have been conducted only in small numbers of patients that may not fully represent the diversity present in larger populations infected with HCV or HBV, and thus the limited results we have obtained may not predict results from studies in larger numbers of patients drawn from more diverse populations, and also may not predict the ability of isatoribine to achieve a sustained virologic response. These initial trials are not designed to assess the efficacy of isatoribine or LB80380. We will be required to demonstrate through larger-scale clinical trials that these product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. If isatoribine, an oral prodrug of isatoribine, LB80380, or any other product candidate, fails to demonstrate sufficient safety and efficacy in any clinical trial, we would experience potentially significant delays in, or be required to abandon, development of that product candidate. If we delay or abandon our development efforts related to isatoribine, any oral prodrug of isatoribine, or potentially LB80380, we may not be able to generate sufficient revenues to become profitable, and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause our stock price to decrease significantly.

We have not filed an IND to conduct clinical trials of isatoribine in the U.S. and we may not be able to obtain FDA approval of an IND to permit us to conduct clinical trials of isatoribine in the U.S.

      We are currently conducting Phase IB clinical trials of isatoribine in Europe and have initiated a Phase I clinical trial of ANA971 in Europe. Prior to commencing any clinical trials of isatoribine or ANA971 in the U.S., we will need to submit an Investigational New Drug, or IND, application to the U.S. Food and Drug Administration, or FDA. Any IND application that we submit to the FDA for isatoribine or ANA971 will likely incorporate the results of our European clinical trials of these product candidates. The FDA may reject these clinical trial results based on a determination that the clinical trials were not conducted in accordance with requisite U.S. regulatory standards and procedures. Moreover, the FDA may subject the trial data that we submit to additional scrutiny and we may incur additional costs and delays responding to FDA requests for supplemental information or clarification. If we are unable to obtain FDA approval for any IND for isatoribine, we will not be permitted to conduct clinical trials for isatoribine, ANA971 or any other product candidates based on isatoribine in the U.S. and ultimately seek or obtain U.S. regulatory approval for commercialization. As a result, any delay in an IND becoming effective for isatoribine would delay the further development of our lead HCV product candidates and potential commercialization and delay our ability to generate product sales.

Delays in the commencement of clinical testing of our current and potential product candidates could result in increased costs to us and delay our ability to generate revenues.

      Our potential drug products and our collaborators’ potential drug products will require preclinical testing and extensive clinical trials prior to submission of any regulatory application for commercial sales. We commenced clinical trials of our most advanced product candidate, isatoribine, in late 2002 and as a result have very limited experience conducting clinical trials. In part, because of this limited experience, we do not know whether planned clinical trials will begin on time, if at all. Delays in the commencement of clinical testing could significantly increase our product development costs and delay product commercialization. In addition, many of the factors that may cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to denial of regulatory approval of a product candidate.

      The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

•	manufacturing sufficient quantities of a product candidate;

•	obtaining approval of an IND application from the FDA; and

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site.

      In addition, the commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, and the eligibility criteria for the clinical trial.

Delays in the completion of, or the termination of, clinical testing of our current and potential product candidates could result in increased costs to us and delay or prevent us from generating revenues.

      Once a clinical trial has begun, it may be delayed, suspended or terminated by us or the FDA, or other regulatory authorities due to a number of factors, including:

•	ongoing discussions with the FDA or other regulatory authorities regarding the scope or design of our clinical trials;

•	failure to conduct clinical trials in accordance with regulatory requirements;

•	lower than anticipated retention rate of patients in clinical trials;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	lack of adequate funding to continue clinical trials;

•	negative results of clinical trials;

•	requests by the FDA for supplemental information on, or clarification of, the results of our European clinical trials;

•	insufficient supply or deficient quality of drug candidates or other materials necessary for the conduct of our clinical trials; or

•	serious adverse events or other undesirable drug-related side effects experienced by participants.

      Many of these factors that may lead to a delay, suspension or termination of clinical testing of a current or potential product candidate may also ultimately lead to denial of regulatory approval of a current or potential product candidate. If we experience delays in the completion of, or termination of, clinical testing, our financial results and the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed.

If our efforts to obtain rights to new products or product candidates from third parties do not yield product candidates for clinical development or are not otherwise successful, we may not generate product revenues or achieve profitability.

      Our long term ability to earn product revenue depends on our ability to identify, through internal research programs, potential product candidates that may be developed into new pharmaceutical products and/or obtain new products or product candidates through licenses from third parties. If our internal research programs to discover and develop small molecule therapeutics for the treatment of infectious diseases do not generate sufficient product candidates, we will need to obtain rights to new products or product candidates from third parties. We may be unable to obtain suitable product candidates or products from third parties for a number of reasons, including:

•	we may be unable to purchase or license products or product candidates on terms that would allow us to make an appropriate return from resulting products;

•	competitors may be unwilling to assign or license product or product candidate rights to us; or

•	we may be unable to identify suitable products or product candidates within, or complementary to, our areas of interest relating to small molecule anti-infective medicines and the treatment of HCV, HBV and bacterial infections.

      If we are unable to obtain rights to new products or product candidates from third parties, our ability to generate product revenues and achieve profitability may suffer.

Because we acquired one of our lead product candidates, isatoribine, from Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.) any dispute with Valeant Pharmaceuticals International may adversely affect our ability to commercialize isatoribine.

      In March 2000, we acquired the exclusive worldwide rights to isatoribine and ANA246, another compound for the treatment of HCV, from Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.), or Valeant, as part of an agreement with Valeant and Devron R. Averett, Ph.D. If there is any dispute between us and Valeant regarding our rights under the agreement, our ability to develop and market isatoribine or any other compound licensed from Valeant may be adversely affected. In the past we have been involved in disputes with Valeant regarding the license of these compounds. As a result of these disputes, we entered into a new agreement with Valeant in December 2002 that superseded the original license agreement. Our success in obtaining or maintaining adequate patent protection for these compounds will depend, in part, on our ability to prevail in any future potential disputes with Valeant and obtain and maintain patent and trade secret protection on the relevant compounds. In addition, Valeant may develop technologies and products similar to the drugs we may derive from these compounds, which do not infringe the patents acquired by us. If we are not able to resolve any license disputes that may arise or obtain adequate patent protection, our ability to develop isatoribine or the other relevant compounds may be compromised and we may not be able to prevent competitors, including Valeant, from making, using and selling competing products, which could have a material adverse effect on our financial condition and results of operation.

If we are unable to or determine not to exercise our rights under our exclusive option agreement with LGLS, we will not obtain any license or other rights to LB80380 and will not realize the potential benefits of the development of LB80380 or generate any revenues from the commercialization of LB80380.

      In February 2004, we obtained an exclusive option from LGLS to enter into a license and joint development agreement for the development and commercialization of LB80380 as a therapy for chronic HBV. Although the option agreement sets forth the key business terms of the exclusive license and joint development agreement we would enter into with LGLS, it does not include all of the various terms and conditions necessarily included in agreements of this nature, including provisions governing the ownership of inventions arising out of the parties’ relationship, the manufacture and supply of bulk substance and finished products, the mechanisms for tracking and calculating royalty payments and certain commercialization matters, including specialty license sales and potential royalty reductions. Prior to exercising our option rights, we will be required to negotiate with LGLS and agree upon the final terms and conditions of the exclusive license and joint development agreement. If we are unable to reach an agreement with LGLS on the final terms and conditions of the exclusive license and joint development agreement by April 17, 2004, our option rights will terminate. We cannot guarantee that we and LGLS will be able to agree on the final form of license and development agreement on a timely basis, if at all. Also, because of the relatively short duration of the option agreement, the final terms and conditions of the exclusive license and joint development agreement may not be acceptable to us, or as favorable to us as they may have been if we were provided an opportunity to negotiate the agreement over a longer time period.

      In addition, LGLS has the right to terminate the option agreement if, as of April 17, 2004, we do not satisfy certain net current assets and net assets criteria. Initially, these required us to have at least $60 million in net current assets and at least $64 million in net assets. However, in view of the anticipated net proceeds from this offering, we and LGLS recently amended these criteria such that LGLS would have the right to terminate the option agreement if, as of April 17, 2004, we do not have at least $48 million in net current assets and at least $52 million in net assets. In connection with this reduction, we agreed to shift the timing of specific milestone payments by increasing the initial milestone amount payable to LGLS following the exercise of this option from $2 million to $4 million, and reducing a later-stage milestone payment by $2 million. We cannot guarantee that the net proceeds of this offering will be sufficient to enable us to satisfy these revised asset requirements.

      Further, while we are encouraged by our diligence efforts to date, we have not yet completed our full due diligence review of LB80380. As a result of any one or more of these factors, we ultimately may not be willing or able to exercise our rights under the exclusive option agreement with LGLS. If we do not exercise these rights, we will not receive a refund of any portion of the $500,000 option fee we paid to LGLS, nor will we obtain any license or other rights to LB80380 or be entitled to pursue the development and potential commercialization of LB80380. If we do not pursue the development of LB80380, our HBV commercialization efforts could be significantly impaired.

Even if we successfully exercise our rights under our exclusive option agreement with LGLS, we may not realize the anticipated benefits of the development and potential commercialization of LB80380.

      If we exercise our exclusive option with LGLS, we will have an exclusive license to commercialize LB80380 as a therapy for chronic HBV in North America, Europe, Japan and all other countries in the world other than China, Korea, India and countries in Southeast Asia. Under the terms described in the option agreement, we and LGLS would equally conduct and fund the global clinical development of LB80380. As a result, the future success of our HBV programs would depend in part on our ability to maintain our relationship with LGLS with respect to LB80380. We cannot guarantee that LGLS will not reduce or curtail its efforts to develop LB80380 with us because of changes in its research and development budget or other factors affecting its business or operations. If we are not able to maintain a positive relationship with LGLS with respect to LB80380, we may not be able to effectively develop or commercialize products based on LB80380, in which case our HBV development and potential commercialization efforts could be significantly impaired and our ability to generate anticipated product revenues may suffer.

Even if we successfully complete clinical trials of isatoribine, an oral prodrug of isatoribine or any future product candidate, there are no assurances that we will be able to submit, or obtain FDA approval of, a new drug application.

      There can be no assurance that if our clinical trials of isatoribine, an oral prodrug of isatoribine or any other potential product candidate are successfully completed, we will be able to submit a new drug application, or NDA, to the FDA or that any NDA we submit will be approved by the FDA in a timely manner, if at all. If we are unable to submit a NDA with respect to isatoribine or any future product candidate, or if any NDA we submit is not approved by the FDA, we will be unable to commercialize that product. The FDA can and does reject NDAs and requires additional clinical trials, even when drug candidates performed well or achieved favorable results in large-scale Phase III clinical trials. If we fail to commercialize isatoribine, an oral prodrug of isatoribine or any future product candidate in clinical trials, we may be unable to generate sufficient revenues to attain profitability and our reputation in the industry and in the investment community would likely be damaged, each of which would cause our stock price to decrease.

If we successfully develop products but those products do not achieve and maintain market acceptance, our business will not be profitable.

      Even if isatoribine, an oral prodrug of isatoribine or any future product candidates are approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	availability of alternative treatments;

•	pricing and cost effectiveness;

•	effectiveness of our or our collaborators’ sales and marketing strategy; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.

      The current standard of care for the treatment of chronic HCV is the combination of interferon-alpha and ribavirin. If isatoribine, an oral prodrug of isatoribine or any future product candidate that we discover and develop for the treatment of HCV does not provide a treatment regimen that is more beneficial than the current standard of care or otherwise provides patient benefit, that product likely will not be accepted favorably by the market. Similarly, if LB80380 does not provide a treatment regime that is more beneficial than any current or proposed therapy for the treatment of HBV, that product will likewise not be accepted favorably by the market. If any products we may develop do not achieve market acceptance, then we will not generate sufficient revenue to achieve or maintain profitability.

      In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if:

•	new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete; or

•	complications, such as antibiotic or viral resistance, arise with respect to use of our products.

If we are unable to obtain statutory marketing exclusivity after our patents covering ANA245 or other product candidates expire, we will face increased competition, which may result in reduced potential revenues.

      The primary composition of matter patents covering ANA245 will expire in 2007 and 2008. We have filed for patent protection on ANA971 and the ANA97X series of compounds, although there can be no assurance that we will be able to secure adequate patent protection. After the patent expirations of ANA245 itself, however, we will have no direct means to prevent third parties from making, selling, using or importing ANA245 in the U.S., Europe or Japan. Instead, we expect to rely upon the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity for ANA245. For NDAs for new chemical entities not previously approved, the Hatch-Waxman Act provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting acceptance or approval of an abbreviated new drug application, or ANDA, from a generic competitor for up to five years after approval of the original NDA. This exclusivity only applies to submissions of an ANDA and would not prevent a third party from conducting pivotal clinical trials and thereafter filing a complete NDA regulatory submission for ANA245 after the patent expirations. Our competitors will be free during any period of statutory exclusivity to develop the data necessary either to file an ANDA at the end of the exclusivity period or to conduct studies in support of a complete NDA filing during the period of market exclusivity. Japanese law may provide us with marketing exclusivity in Japan for a period up to six years following Japanese marketing approval. Although statutory market exclusivity in Europe, the U.S. and Japan may apply even when the composition of matter patent has already expired, it is possible that ANA245 will not qualify for such exclusivity, or alternatively, the terms of the Hatch-Waxman Act, or similar foreign statutes, could be amended or interpreted to our disadvantage. If we do not qualify for marketing exclusivity for ANA245, the competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.

      We believe that the proceeds from this offering, together with interest thereon, our existing cash and cash equivalents and revenues we may generate from our collaborations, will be adequate to fund our anticipated levels of operations for approximately the next two years. However, our business and operations may change in a manner that would consume available resources at a greater rate than anticipated. We will need to raise substantial additional capital at least within the next several years to, among other things:

•	fund our research, discovery and development programs;

•	advance our product candidates, including isatoribine, ANA971 and ANA97X, into and through clinical trials and the regulatory review and approval process;

•	if we exercise our exclusive option and obtain development and commercialization rights to LB80380, fund the further clinical development and regulatory review and approval of LB80380;

•	establish and maintain manufacturing, sales and marketing operations;

•	commercialize our product candidates, if any, that receive regulatory approval; and

•	acquire rights to products or product candidates, technologies or businesses.

      Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the rate of progress and cost of our research and development activities;

•	the scope, prioritization and number of preclinical studies and clinical trials we pursue;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs and timing of regulatory approval;

•	the costs of establishing or contracting for manufacturing, sales and marketing capabilities;

•	the effects of competing technological and market developments;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish; and

•	the extent to which we acquire or license new technologies, products or product candidates.

      We do not anticipate that we will generate significant continuing revenues for at least several years, if ever. Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements and grant funding, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts.

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.

      We may raise additional funds through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional capital by issuing equity securities, our stockholders’ ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem capital stocks or make investments. In addition, if we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. For example, we might be forced to relinquish all or a portion of our sales and marketing rights with respect to potential products or license intellectual property that enables licensees to develop competing products.

If we fail to establish new collaborations, we may not generate sufficient revenue to attain profitability.

      Our near and long-term viability will depend in part on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies. Since we do not currently possess the resources necessary to independently develop and commercialize isatoribine, an oral prodrug of isatoribine and other potential products that may be based upon our technologies, we may need to enter into additional collaborative agreements to assist in the development and commercialization of some of these potential products. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. If we fail to establish a sufficient number of additional collaborations on acceptable terms, we may not generate sufficient revenue to attain profitability. Even if we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of any product candidates or the generation of sales or royalty revenue.

If we fail to maintain our existing and future collaborations, we may not generate sufficient revenue to attain profitability.

      Our future success will also depend in part on our ability to maintain our existing collaborations and any future collaborations we may establish. Our existing collaborators and future collaborators may decide to reduce or curtail their collaborations with us because of changes in their research and development budgets or other factors affecting their business or operations. Our present collaborative arrangements and any future collaboration opportunities could be harmed if:

•	we or our collaborators do not achieve our respective objectives under our collaboration agreements;

•	we are unable to obtain patent protection for the product candidates or proprietary technologies we discover in our collaborations;

•	we are unable to properly manage multiple simultaneous product discovery and development collaborations;

•	our present or potential collaborators are less willing to expend their resources on our programs due to their focus on other programs or as a result of general market conditions;

•	our collaborators become competitors of ours or enter into agreements with our competitors;

•	we or our collaborators encounter regulatory hurdles that prevent commercialization of our product candidates;

•	we develop products and processes or enter into additional collaborations that conflict with the business objectives of our other collaborators;

•	consolidation in our target markets or the pharmaceutical or biotechnology industry limits the number of potential collaborators;

•	the rights granted under our collaboration agreements prove insufficient to adequately develop and commercialize our products and product candidates;

•	a collaborator breaches, terminates or fails to renew a collaboration with us; or

•	we are unable to negotiate additional collaboration agreements on terms satisfactory to us.

      If any of these events occur, we may not be able to develop or commercialize products or generate sufficient revenue to support our operations and attain and maintain profitability. To the extent that we enter into co-promotion or other collaborative arrangements, our product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

We are dependent on collaborators allocating adequate resources to our collaborations, and actions taken by collaborators could prevent us from commercializing products and earning milestone and other contigent payments, royalties or other revenue.

      Much of the potential revenue from our existing and future collaborations will consist of contingent payments, such as payments for achieving development milestones and royalties payable on sales of drugs developed using our technologies. The milestone and royalty revenues that we may receive under these collaborations will depend upon our collaborator’s ability to successfully develop, introduce, market and sell new products. In addition, our existing collaborators may decide to enter into arrangements with third parties to commercialize products developed under our existing or future collaborations using our technologies, which could reduce the milestone and royalty revenue that we may receive, if any. In many cases we will not be involved in these processes and accordingly will depend entirely on our collaborators. Our collaboration partners may fail to develop or effectively commercialize products using our products or technologies because they:

•	decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite scientific expertise, limited cash resources or specialized equipment limitations, or other drug development priorities that our collaboration partners believe may have a higher likelihood of obtaining regulatory approval or may potentially generate a greater return on investment;

•	do not have sufficient resources necessary to carry the product candidate through clinical development, regulatory approval and commercialization;

•	are unable to allocate sufficient resources due to factors affecting their businesses or operations or as a result of general market conditions;

•	decide to pursue a competitive potential product developed outside of the collaboration; or

•	cannot obtain the necessary regulatory approvals.

      If our collaboration partners fail to develop or effectively commercialize product candidates or products for any of these reasons, we may not be able to replace the collaboration partner with another partner to develop and commercialize a product candidate or product under the terms of the collaboration or because we are unable to obtain a license from such collaboration partner on terms acceptable to us.

      The majority of our current collaboration agreements are directed toward the discovery and development of drug candidates. Under our existing collaboration agreements, we generally would not earn significant milestone payments unless and until our collaborators have advanced product candidates into clinical testing, which may not occur for many years, if ever. In addition, a collaborator may disagree as to whether a particular milestone has been achieved. Consequently, we cannot guarantee that milestone payments will be received or that commercial drugs will be developed on which royalties will be payable to us. If we are unable to generate significant milestone and royalty revenues from our collaborations, we may never attain profitability.

If any conflicts arise between us and any of our collaborators, our reputation, revenues and cash position could be significantly harmed.

      Conflicts may arise between our collaborators and us, such as conflicts concerning the conduct of research, the achievement of milestones or the ownership or protection of intellectual property developed during the collaboration. In addition, in the past we have been involved in disputes with Valeant Pharmaceuticals International (formerly ICN Pharmaceuticals, Inc.) regarding the license of certain compounds, which resulted in us entering into a new agreement with Valeant in December 2002 that superseded the original March 2000 license agreement between us and Valeant. Any such disagreement between us and a collaborator could result in one or more of the following, each of which could harm our reputation, result in a loss of revenues and a reduction in our cash position, and cause a decline in our stock price:

•	unwillingness on the part of a collaborator to pay us research funding, milestone payments or royalties we believe are due to us under our collaboration agreement;

•	uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could result in litigation and prevent us from entering into additional collaborations;

•	unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of the results of those activities;

•	slowing or cessation of a collaborator’s development or commercialization efforts with respect to our products; or

•	termination or non-renewal of the collaboration.

      In addition, under many of our existing collaboration agreements, our collaborators have the right to terminate the collaboration agreement with or without cause on short notice. Accordingly, in the event of any conflict between the parties, our collaborators may elect to terminate the collaboration prior to completion of its original term. If a collaboration is terminated prematurely, we would not realize the anticipated benefits of the collaboration, our reputation in the industry and in the investment community may be harmed and our stock price may decline.

We depend on outside parties to conduct our clinical trials, which may result in costs and delays that prevent us from obtaining regulatory approval or successfully commercializing product candidates.

      Although we design and manage our current preclinical studies and clinical trials, we engage clinical investigators and medical institutions to enroll patients in our clinical trials and contract research organizations to perform data collection and analysis and other aspects of our preclinical studies and clinical trials. As a result, we depend on these clinical investigators, medical institutions and contract research organizations to properly perform the studies and trials. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated. We may not be able to enter into replacement arrangements without undue delays or excessive expenditures. If there are delays in testing or regulatory approvals as a result of the failure to perform by third-parties, our drug discovery and development costs will increase and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. In addition, we may not be able to maintain any of these existing relationships, or establish new ones on acceptable terms, if at all.

We do not have internal manufacturing capabilities, and if we fail to develop and maintain supply relationships with collaborators or other outside manufacturers, we may be unable to develop or commercialize any products.

      Our ability to develop and commercialize any products we may develop will depend in part on our ability to manufacture, or arrange for collaborators or other parties to manufacture, our products at a competitive cost, in accordance with regulatory requirements and in sufficient quantities for clinical testing and eventual commercialization. We currently do not have any significant manufacturing arrangements or agreements, as our current product candidates will not require commercial-scale manufacturing for at least several years, if ever. Our inability to enter into or maintain manufacturing agreements with collaborators or capable contract manufacturers on acceptable terms could delay or prevent the development and commercialization of our products, which would adversely affect our ability to generate revenues and would increase our expenses.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may be able to generate product revenue.

      We do not currently have a sales organization for the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products, we must build our sales, marketing, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. Although we currently expect to commercialize in North America our HCV product candidates and other potential product candidates that are of strategic interest to us, because the most advanced of these product candidates are in early stage clinical development, we have not definitively determined whether we will attempt to establish internal sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop. The establishment and development of our own sales force to market any products we may develop in North America will be expensive and time consuming and could delay any product launch, and we cannot be certain that we would be able to successfully develop this capacity. If we are unable to establish our sales and marketing capability or any other non-technical capabilities necessary to commercialize any product we may develop, we will need to contract with third parties to market and sell any products we may develop in North America. We will also need to develop a plan to market and sell any products we may develop outside North America. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

      We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our research, development and commercialization efforts and secure collaborations to market and distribute our products. We increased the number of our full-time employees from 21 as of December 31, 2000 to 82 as of December 31, 2003, which has placed significant strain on our managerial, operational and financial resources. If we continue to grow, it is possible that our management, accounting and scientific personnel, systems and facilities currently in place may not be adequate to support this future growth. To manage any growth, we will be required to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully manage the expansion of our operations or operate on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

If we are unable to attract and retain key management and scientific staff, we may be unable to successfully develop or commercialize our product candidates.

      We are a small company, with under 100 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. In particular, our research and drug discovery programs depend on our ability to attract and retain highly skilled chemists, biologists, and preclinical and clinical personnel, especially in the fields of HCV and RNA biology and chemistry. We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology and pharmaceutical businesses, particularly in the San Diego, California area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our research and development objectives and our ability to meet the demands of our collaborators in a timely fashion. In addition, all of our employees are “at will” employees, which means that any employee may quit at any time and we may terminate any employee at any time. Currently we do not have employment agreements with any employees or members of senior management that provide any guarantee of continued employment by us. We do not carry “key person” insurance covering members of senior management other than Kleanthis G. Xanthopoulos, Ph.D., our President, Chief Executive Officer and a director. The insurance covering Dr. Xanthopoulos is in the amount of $1 million. In particular, if we lose Dr. Xanthopoulos, Stephen T. Worland, Ph.D., our Chief Scientific Officer, or other members of our senior management team, we may not be able to find suitable replacements and our business may be harmed as a result.

Our quarterly results and stock price may fluctuate significantly.

      We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations at any given time, will be based primarily on the following factors:

•	the status of development of isatoribine, an oral prodrug of isatoribine and our other product candidates, including results of preclinical studies and clinical trials;

•	our recommendation of additional compounds for preclinical development;

•	our execution of collaborative, licensing or other arrangements, and the timing and accounting treatment of payments we make or receive under these arrangements;

•	whether or not we achieve specified research or commercialization milestones under any agreement that we enter into or have entered into with collaborators and the timely payment by commercial collaborators of any amounts payable to us;

•	our or our collaborators’ termination of any of our collaborative, licensing or other arrangements, or any disputes regarding such arrangements;

•	our addition or termination of research programs or funding support;

•	variations in the level of expenses related to our product candidates or potential product candidates during any given period;

•	the effect of competing technological and market developments; and

•	fluctuations in the stock prices of other companies in the biotechnology and pharmaceuticals industries and in the financial markets generally.

      These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. In particular, if our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.

      We may attempt to acquire businesses, technologies, services or products or in-license technologies that we believe are a strategic fit with our business, at the appropriate time and as resources permit. We believe that strategic acquisitions of complementary businesses, technologies, services or products are a material component of our business strategy to provide us with access to new compounds that are potentially synergistic with our existing product candidate portfolio. If we undertake an acquisition, including the in-license of LB80380 from LGLS, the process of integrating the acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. These operational and financial risks include:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention to acquiring and developing acquired products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	increased amortization expenses;

•	negative effect on our earnings (or loss) per share;

•	difficulty and cost in combining and integrating the operations and personnel of any acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers, contractors or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

      Although we acquired the exclusive worldwide rights to isatorabine as part of a licensing agreement with Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.) and have an exclusive option with LGLS to obtain certain development and commercialization rights to LB80380, we have limited experience in identifying acquisition targets, successfully completing potential acquisition targets and integrating any acquired businesses, technologies, services or products into our current infrastructure. Moreover, we may fail to realize the anticipated benefits of any acquisition or devote resources to potential acquisitions that are never completed. If we fail to successfully identify strategic opportunities, complete strategic transactions or integrate acquired businesses, technologies, services or products, we may not be able to successfully expand our product candidate portfolio to provide adequate revenue to attain and maintain profitability.

Earthquake damage to our facilities could delay our research and development efforts and adversely affect our business.

      Our headquarters and research and development facilities in San Diego, California, are located in a seismic zone, and there is the possibility of an earthquake, which could be disruptive to our operations and result in delays in our research and development efforts. In the event of an earthquake, if our facilities or the equipment in our facilities are significantly damaged or destroyed for any reason, we may not be able to rebuild or relocate our facility or replace any damaged equipment in a timely manner and our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Industry

Because our product candidates and development and collaboration efforts depend on our intellectual property rights, adverse events affecting our intellectual property rights will harm our ability to commercialize products.

      Our commercial success depends on obtaining and maintaining patent protection and trade secret protection of our product candidates, proprietary technologies and their uses, as well as successfully defending these patents against third-party challenges. We will only be able to protect our product candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively-protected trade secrets cover them.

      Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for isatoribine or our other drug candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even with respect to patents that have issued or will issue, we cannot guarantee that the claims of these patents are, or will be valid, enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. For example:

•	we might not have been the first to make, conceive, or reduce to practice the inventions covered by all or any of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	our issued or acquired patents may not provide a basis for commercially viable products, may not provide us with any competitive advantages, or may be challenged by third parties;

•	our issued patents may not be valid or enforceable;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.

      Patent applications in the U.S. are maintained in confidence for at least 18 months after their filing. Consequently, we cannot be certain that we or our collaborators were the first to invent, or the first to file patent applications on our product candidates. In the event that a third party has also filed a U.S. patent application relating to our product candidates or a similar invention, we may have to participate in interference proceedings declared by the U.S. Patent Office to determine priority of invention in the U.S. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a material adverse effect on our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drugs or by covering similar technologies that affect our drug market.

      In addition, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates. Even if patents issue, we cannot guarantee that the claims of those patents will be valid and enforceable or provide us with any significant protection against competitive products, or otherwise be commercially valuable to us. We may be particularly affected by this because we expect that isatoribine or an oral prodrug of isatoribine, if approved, will be marketed in foreign countries with high incidences of HCV infection.

      Other companies may obtain patents and/or regulatory approvals to use the same drugs to treat diseases other than HCV or HBV. As a result, we may not be able to enforce our patents effectively because we may not be able to prevent healthcare providers from prescribing, administering or using another company’s product that contains the same active substance as our products when treating patients infected with HCV or HBV.

      If we fail to obtain and maintain patent protection and trade secret protection of isatoribine or our other product candidates, proprietary technologies and their uses, the competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

If we are sued for infringing intellectual property rights of others, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

      Our commercial success also depends upon our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in HCV, HBV and the other fields in which we are developing products. These could materially affect our ability to develop our drug candidates or sell our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or technologies may infringe. There also may be existing patents, of which we are not aware, that our product candidates or technologies may inadvertently infringe. Further, there may be issued patents and pending patent applications in fields relevant to our business, of which we may become aware from time to time, that we believe we do not infringe or that we believe are invalid or relate to immaterial portions of our overall drug discovery and development efforts. We cannot assure you that third parties holding any of these patents or patent applications will not assert infringement claims against us for damages or seeking to enjoin our activities. We also cannot assure you that, in the event of litigation, we will be able to successfully assert any belief we may have as to non-infringement, invalidity or immateriality, or that any infringement claims will be resolved in our favor.

      There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. Any litigation or claims against us, with or without merit, may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. In addition, intellectual property litigation or claims could result in substantial damages and force us to do one or more of the following if a court decides that we infringe on another party’s patent or other intellectual property rights:

•	cease selling, incorporating or using any of our product candidates or technologies that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

•	redesign our processes or technologies so that they do not infringe, which could be costly and time-consuming and may not be possible.

      If we find during clinical evaluation that our drug candidates for the treatment of HCV or HBV should be used in combination with a product covered by a patent held by another company or institution, and that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product recommended for co-administration with our product. In that case, we may be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on reasonable terms, or at all.

      If we fail to obtain any required licenses or make any necessary changes to our technologies, we may be unable to develop or commercialize some or all of our product candidates.

We may be involved in lawsuits or proceedings to protect or enforce our patent rights, trade secrets or know-how, which could be expensive and time consuming.

      The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming. Litigation and interference proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. Further, the outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree and which may be difficult to comprehend by a judge or jury. An adverse determination in an interference proceeding or litigation, particularly with respect to isatoribine or an oral prodrug of isatoribine, to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties. If required, the necessary licenses may not be available on acceptable terms, or at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from commercializing isatoribine, an oral prodrug of isatoribine or our other product candidates, which could have a material and adverse effect on our results of operations.

      Furthermore, because of the substantial amount of pre-trial document and witness discovery required in connection with intellectual property litigation, there is risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the trading price of our common stock.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect our intellectual property.

      We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we also rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Many competitors have significantly more resources and experience, which may harm our commercial opportunity.

      The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial resources, experience and expertise in:

•	research and development;

•	preclinical testing;

•	clinical trials;

•	regulatory approvals;

•	manufacturing; and

•	sales and marketing of approved products.

      Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical or other companies. We will also face competition from these parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and acquiring and in-licensing technologies and products complementary to our programs or potentially advantageous to our business. If any of our competitors succeed in obtaining approval from the FDA or other regulatory authorities for their products sooner that we do or for products that are more effective or less costly than ours, our commercial opportunity could be significantly reduced.

If our competitors develop treatments for HCV, HBV or bacterial infection that are approved faster, marketed better or demonstrated to be more effective than isatoribine, an oral prodrug of isatoribine or any other products that we may develop, our commercial opportunity will be reduced or eliminated.

      We believe that a significant number of drugs are currently under development and may become available in the future for the treatment of HCV and HBV. Potential competitors may develop treatments for HCV, HBV or other technologies and products that are more effective or less costly than our product candidates or that would make our technology and product candidates obsolete or non-competitive. Some of these products may use therapeutic approaches that compete directly with our most advanced HCV product candidates or with LB80380. Isatoribine, ANA971 and ANA97X also are subject to competition in the treatment of HCV from a number of products already approved and on the market, including the following: Peg-Intron (pegylated interferon-alpha-2b), Rebetol (ribavirin), and Intron-A (interferon-alpha-2a), which are marketed by Schering-Plough, and Pegasys (pegylated interferon-alpha-2a), Copegus (ribavirin USP), and Roferon-A (interferon-alpha-2a), which are marketed by Roche. Similarly, LB80380 is also subject to competition in the treatment of HBV from other products already approved and on the market, including the following: interferon-alpha therapy (Intron-A) currently marketed by Schering-Plough, lamivudine (Zeffix/ Epivir HBV) currently marketed by GlaxoSmithKline, and adefovir (Hepsera) currently marketed by Gilead. We also face competition from a number of companies working in the field of antibacterials.

If we cannot establish pricing of our product candidates acceptable to the government, insurance companies, managed care organizations and other payors, any product sales will be severely hindered.

      The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect:

•	our ability to set a price we believe is fair for any products we or our collaborators may develop;

•	our ability to generate adequate revenues and gross margins; and

•	the availability of capital.

      In certain foreign markets, the pricing of prescription pharmaceuticals is subject to government control. In the U.S., given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. The trend toward managed health care in the U.S., which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care, control pharmaceutical prices or reduce government insurance programs, may result in lower prices for our product candidates. While we cannot predict whether any legislative or regulatory proposals affecting our business will be adopted, the announcement or adoption of these proposals could have a material and adverse effect on our potential revenues and gross margins.

If we cannot arrange for reimbursement policies favorable to our product candidates, their sales will be severely hindered.

      Our ability to commercialize isatoribine, an oral prodrug of isatoribine or any other product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the cost of isatoribine, an oral prodrug of isatoribine or any other products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services, including treatments for HCV. Also, the trend toward managed health care in the U.S. as well as legislative proposals to reform health care, control pharmaceutical prices or reduce government insurance programs, may also result in exclusion of our product candidates from reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to earn product revenue.

Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our results of operations.

      We face an inherent risk of product liability exposure for claimed injuries related to the testing of our product candidates in human clinical trials, and will face an even greater risk if we or our collaborators sell our product candidates commercially. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	the inability to establish new collaborations with potential collaborators;

•	substantial costs of related litigation;

•	substantial monetary awards to patients; and

•	the inability to commercialize our product candidates.

      We have product liability insurance that covers our clinical trials in Europe, currently up to an annual aggregate limit of 5 million Euros in Germany and $1 million in other parts of Europe. We plan to increase and expand this coverage as we commence larger scale trials, including the planned Phase I/II isatoribine with interferon-alpha combination study. In addition, we expect to increase and expand coverage if the FDA approves an IND and we commence clinical trials for our product candidates in the U.S. We also intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any of our product candidates. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Any claims relating to our improper handling, storage or disposal of biological, hazardous and radioactive materials could be time-consuming and costly.

      Our research and development involves the controlled use of hazardous materials, including chemicals that cause cancer, volatile solvents, including ethylacetate and acetonitrile, radioactive materials and biological materials including plasma from patients infected with HCV or HBV that have the potential to transmit disease. Our operations also produce hazardous waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. If we fail to comply with these laws and regulations or with the conditions attached to our operating licenses, the licenses could be revoked, and we could be subjected to criminal sanctions and substantial liability or required to suspend or modify our operations. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials could be suspended. In addition, we may have to incur significant costs to comply with future environmental laws and regulations. We do not currently have a pollution and remediation insurance policy.

Our business and operations would suffer in the event of system failures.

      Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs may be adversely affected and the further development of our product candidates may be delayed. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Risks Related to Our Common Stock

Future sales of our common stock may cause our stock price to decline.

      Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Significant portions of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering, or the expectation that such sale may occur, could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of approximately 13,501,676 shares of common stock, including shares issued upon conversion of our preferred stock and shares issued upon the exercise of certain of our warrants, will have rights, subject to some conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders. Please see “Description of Capital Stock — Registration Rights” for a description of registration rights of these stockholders. Although the holders of approximately 98% of our outstanding capital stock have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement, and a smaller portion of our stockholders have agreed to be bound by 365-day lock-up agreements, that prohibit these holders from selling or transferring their stock, other than in specific circumstances, SG Cowen Securities Corporation, at its discretion, can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock in the public market. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which may cause our stock price to decline. In considering any request to release shares subject to a lock-up agreement, SG Cowen Securities Corporation will consider the facts and circumstances relating to a request at the time of that request.

      We also intend to register all common stock that we may issue under our 2004 Equity Incentive Plan, 2004 Non-Employee Directors’ Stock Option Plan and 2004 Employee Stock Purchase Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described in “Underwriting.” If any of these stockholders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

Our stock price may be volatile, and you may lose all or a substantial part of your investment.

      Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	changes in the regulatory status of our product candidates, including results of our clinical trials for isatoribine;

•	significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	disputes or other developments relating to proprietary rights, including patents, trade secrets, litigation matters, and our ability to patent or otherwise protect our product candidates and technologies;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	failure to meet or exceed securities analysts’ or investors’ expectations of our quarterly financial results, clinical results or our achievement of milestones;

•	changes in accounting principles;

•	sales of large blocks of our common stock, or the expectation that such sales may occur, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel;

•	discussion of our business, products, financial performance, prospects or our stock price by the financial and scientific press and online investor communities such as chat rooms;

•	regulatory developments in the U.S. and foreign countries; and

•	economic and political factors, including wars, terrorism and political unrest.

      An active public trading market for our common stock may not develop or be sustained after the offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

      Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising matters of business or making nominations at stockholders’ meetings.

      We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could hinder our drug discovery efforts and/or results of operations and cause our stock price to decline.

      We will have considerable discretion in the application of the net proceeds of this offering. Although we expect to use approximately $25 to $30 million of the net proceeds of this offering to continue the clinical development of isatoribine, ANA971, ANA97X, and LB80380 and advance the development of our antibacterial compounds, we cannot specify with certainty all of the particular uses for the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders, which may cause our stock price to decline.

If our officers, directors and principal stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not in the best interests of other stockholders.

      After this offering, our officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately 24.2% of our common stock (after giving effect to the conversion of all outstanding shares of our preferred stock, but assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants) or 28.2% if certain principal stockholders or their affiliates and a director purchase up to approximately 850,000 shares of our common stock in this offering. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders. As a result of their actions or inactions our stock price may decline.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

      Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and as a result, our stock price could decline.

      The initial public offering price will be substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $4.48 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares including those investors who recently purchased shares of our Series C preferred stock in a private financing at a purchase price of $1.35 per share. Investors who purchase shares of our common stock in this offering will contribute approximately 26% of the total amount we have raised to fund our operations and will own approximately 29% of our common stock.

      We believe that our existing cash and cash equivalents, excluding the proceeds of this offering, will be sufficient to meet our projected operating requirements for at least the next 12 months. Because we expect to need to raise significant additional funding to complete the product development efforts for isatoribine, ANA971, ANA97X and our other product candidates, we may conduct substantial future offerings of equity securities. These future equity issuances, together with the exercise of outstanding options and warrants and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

We have never paid cash dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

      We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the timing and progress of our clinical trials, research and development and drug discovery programs;

•	the further development and commercialization of our lead compounds and product candidates;

•	our collaboration and strategic alliance efforts;

•	our ability to protect our intellectual property and avoid infringing upon others’ intellectual property;

•	our estimates for future performance; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

      Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

NOTICE TO INVESTORS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering are expected to be approximately $39.2 million, based upon the initial public offering price of $7.00 per share and after deducting estimated underwriting discounts, commissions and offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $45.3 million.

      We expect to use approximately $25 to $30 million of the net proceeds of this offering to continue the clinical development of isatoribine (ANA245), ANA971, ANA97X, and LB80380 and advance the development of our antibacterial compounds. In particular, we expect to use these amounts to:

•	conduct a Phase I/II clinical trial for isatoribine beginning in April 2004;

•	continue the Phase I clinical trial of ANA971 that we initiated in February 2004;

•	select a product candidate and initiate pre-clinical development in early 2004 from the ANA97X series;

•	following the exercise of our exclusive option to in-license LB80380, jointly conduct with LGLS the Phase II program of LB80380 for the treatment of chronic HBV; and

•	advance antibacterial compounds into pre-clinical studies;

      We will need to raise substantial additional funds before we can expect to complete clinical trials, transition through the regulatory review and approval process, and commercialize any of these product candidates.

      To a lesser extent, we anticipate using the remaining net proceeds of this offering:

•	to further our research and development programs, including our target identification and validation, high throughput screening, lead optimization and preclinical development programs; and

•	for general corporate purposes.

      In addition, we may use a portion of the net proceeds from this offering to acquire products, technologies or businesses that are complementary to our own, but, other than our exclusive option with LGLS, we currently have no commitments or agreements relating to any of these types of transactions.

      We believe that the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents and revenues we may generate from our collaborations, will be sufficient to meet our projected operating requirements for approximately the next two years. We expect to satisfy our future cash needs through the sale of equity securities, debt financings, corporate collaborations and licensing arrangements and grant funding, as well as through interest income earned on cash balances.

      As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including the progress of our clinical trials and research and development efforts as well as the amount of cash used in our operations. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our drug discovery and development activities, competitive developments, opportunities to acquire products, technologies or businesses and other factors.

      Pending the uses described above, we plan to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business and do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of the redeemable convertible preferred stock and convertible preferred stock outstanding at December 31, 2003 into 13,281,146 shares of common stock upon the completion of this offering; and

•	on a pro forma basis as adjusted to give effect to the pro forma adjustments noted above and (1) the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 90,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, and (2) the sale by us of 6,250,000 shares of common stock in this offering at the initial public offering price of $7.00 per share and the receipt of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of December 31, 2003

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(In thousands, except
	share and per share data)
Cash, cash equivalents and securities available-for-sale	$14,499	$14,499	$53,687

Long-term debt, net of current portion	$1,401	$1,401	$1,401

Redeemable convertible preferred stock, $0.01 par value: 40,287,030 shares authorized and 34,484,669 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	45,012	—	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.01 par value: 33,766,599 shares authorized and 33,513,599 shares issued and outstanding, actual; 10,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	80,779	—	—
Common stock, $0.01 par value: 130,000,000 shares authorized and 1,905,708 shares issued and outstanding, actual; 15,186,854 shares issued and outstanding, pro forma; $0.001 par value: 90,000,000 shares authorized and 21,436,854 shares issued and outstanding, pro forma as adjusted	19	152	21
Additional paid-in capital	23,994	149,652	188,971
Deferred compensation	(2,206)	(2,206)	(2,206)
Accumulated other comprehensive loss	(2)	(2)	(2)
Accumulated deficit	(132,643)	(132,643)	(132,643)

Total stockholders’ equity (deficit)	(30,059)	14,953	54,141

Total capitalization	$16,354	$16,354	$55,542

      The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of December 31, 2003 and excludes:

•	1,157,447 shares of our common stock subject to outstanding options under our 2002 Equity Incentive Plan, having a weighted average exercise price of $3.28 per share;

•	818,136 additional shares of our common stock reserved for future issuance under our 2002 Equity Incentive Plan; and

•	346,285 shares of our common stock subject to outstanding warrants, having a weighted average exercise price of $15.18 per share.

      We effected a 1-for-5.1 reverse stock split of our common stock on March 18, 2004. All share amounts have been retroactively adjusted to give effect to this stock split.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of December 31, 2003, we had a net tangible book value of $(30.1) million, or $(15.79) per share of common stock, not taking into account the conversion of our outstanding preferred stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our outstanding common stock. After giving effect to the conversion of all of our preferred stock and the sale of 6,250,000 shares of common stock offered by this prospectus at the initial public offering price of $7.00 per share and after deducting the estimated underwriting discounts, commissions and offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2003 was approximately $54.1 million, or approximately $2.52 per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $18.31 per share to our common stockholders and an immediate dilution of $4.48 per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$7.00
Historical net tangible book value per share as of December 31, 2003	$(15.79)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock	$16.77

Pro forma net tangible book value per share before this offering	$0.98
Pro forma increase per share attributable to new investors	$1.54

Pro forma as adjusted net tangible book value per share after this offering		$2.52

Pro forma dilution per share to new investors		$4.48

      The following table sets forth, on a pro forma basis as of December 31, 2003, the number of shares of common stock issued by us, assuming the conversion of all preferred stock into common stock, the total consideration received and the average price per share paid by existing holders of common stock and by the new investors.

	Shares Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	15,186,854	71%	$127,583,071	74%	$8.40
New investors	6,250,000	29%	43,750,000	26%	7.00

Total	21,436,854	100%	$171,333,071	100%

      The discussion and tables above assume no exercise of the underwriters’ over-allotment option, the outstanding warrants or any outstanding stock options. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 68% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by the new investors will be increased to 7,187,500 shares or 32% of the total number of shares of common stock outstanding after this offering. See “Principal Stockholders” for a description of beneficial ownership after this offering.

      As of December 31, 2003, there were:

•	1,157,447 shares of our common stock subject to outstanding options under our 2002 Equity Incentive Plan, having a weighted average exercise price of $3.28 per share;

•	818,136 additional shares of our common stock reserved for future issuance under our 2002 Equity Incentive Plan; and

•	346,285 shares of our common stock subject to outstanding warrants, having a weighted average exercise price of $15.18 per share.

      In January 2004, our board of directors approved, effective upon the closing of this offering, a 2004 Equity Incentive Plan under which no additional shares of common stock have been reserved for future issuance, a 2004 Non-Employee Directors’ Stock Option Plan under which 125,000 shares of common stock have been reserved for future issuance and a 2004 Employee Stock Purchase Plan under which 150,000 shares of common stock have been reserved for acquisition by our employees. The initial share reserve under our 2004 Plan will equal the number of shares of our common stock reserved under our 2002 Plan that remain available for future stock awards at the time of its termination, which will occur upon the effectiveness of this offering. To the extent any of these options or warrants are exercised, new options are issued under our stock option plans or we issue additional shares of common stock in the future, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited financial statements, which have been audited by Ernst & Young LLP, our independent auditors, and included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from our audited financial statements, which have been audited by Ernst & Young LLP, our independent auditors, but are not included in this prospectus. The balance sheet data as of December 31, 1999 and the statement of operations data for the year ended December 31, 1999 have been derived from our audited financial statements that have been audited by other independent auditors, but are not included in this prospectus. Historical results are not necessarily indicative of future results. See notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per share. The following selected financial data should be read in conjunction with the financial statements and the notes to such statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As disclosed in Note 5 to our consolidated financial statements, in connection with the sale of the Series C preferred stock in November 2003, we have recorded in the fourth quarter of 2003 a deemed dividend of $6.9 million. The selected financial data in this section is not intended to replace the financial statements.

	Years Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues	$12,127	$9,215	$287	$1,282	$2,286
Operating expenses:
Research and development	20,280	14,936	8,799	18,054	16,554
General and administrative	5,140	4,391	4,027	5,434	4,716
Restructuring costs	—	2,381	—	—	—
Stock-based compensation:
Research and development	599	989	859	610	2,265
General and administrative	150	1,240	989	430	2,440

Total operating expenses	26,169	23,937	14,674	24,528	25,975

Loss from operations	(14,042)	(14,722)	(14,387)	(23,246)	(23,689)
Other income (expense):
Interest income	929	599	899	403	229
Interest expense	(595)	(505)	(287)	(176)	(266)
Other, net	8	1,033	(253)	(29)	(272)

Total other income (expense), net	342	1,127	359	198	(309)

Net loss	(13,700)	(13,595)	(14,028)	(23,048)	(23,998)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	(319)	(674)
Deemed dividend — beneficial conversion feature for Series C preferred stock	—	—	—	—	(6,942)
Net loss applicable to common stockholders(1)	$(13,700)	$(13,595)	$(14,028)	$(23,367)	$(31,614)

Basic and diluted net loss per share(1):
Historical	$(67.49)	$(52.90)	$(25.18)	$(25.88)	$(21.58)

Pro Forma					$(1.75)

Shares used to compute basic and diluted net loss per share(1):
Historical	203	257	557	903	1,465

Pro Forma					13,714

(1)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,

	1999	2000	2001	2002	2003

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and securities available-for-sale	$11,015	$22,221	$10,985	$25,542	$14,499
Working capital	3,740	19,460	8,812	22,239	12,304
Total assets	18,257	27,707	16,604	31,840	20,242
Long-term debt, net of current portion	3,579	2,197	967	1,276	1,401
Redeemable convertible preferred stock	—	—	—	36,210	45,012
Accumulated deficit	(49,868)	(63,609)	(77,662)	(101,029)	(132,643)
Total stockholders’ equity (deficit)	6,900	20,683	12,211	(9,998)	(30,059)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements.

Overview

      We are a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel and powerful anti-infective medicines. We were originally incorporated in Delaware in 1992 as ScripTech Pharmaceuticals, Inc. and, in 1994, started operations and changed our name to Scriptgen Pharmaceuticals, Inc. In May 2000, following the addition of a substantially new management team including certain individuals who were part of a group known as Asklipios Pharmaceuticals, or the Asklipios Group, we changed our name to Anadys Pharmaceuticals, Inc. The Asklipios Group was created in 1999 by Spyros Artavanis-Tsakonas, Charles Cohen, Stelios Papadopoulos, Kleanthis G. Xanthopoulos, Ph.D. (our Chief Executive Officer and President and a director), the European Molecular Biology Laboratory, or EMBL, and Professor K.C. Nicolaou to focus on medicinal chemistry and RiboproteomicsTM. The goal of the Asklipios Group and our then existing board of directors was to refocus our company, integrate new capabilities, upgrade and enhance our technologies and broaden our therapeutic opportunities. In connection with this refocus of our company, we reserved for issuance to the Asklipios Group an aggregate of 1,651,953 shares of our common stock.

      In November 2000, after our management team had assessed existing operations, our board of directors approved a plan to focus our efforts on our core medicinal chemistry and biological capabilities and to upgrade our core proprietary technologies. As part of this plan, we (i) consolidated our activities to our San Diego facility, (ii) closed our Waltham, Massachusetts facility and (iii) established operations in Germany, which are currently inactive.

      To date, we have devoted substantially all of our resources to the development of our proprietary drug discovery technologies, research and development and preclinical and early stage clinical testing of isatoribine (ANA245), ANA971, an oral prodrug of isatoribine, and our other product candidates. We have incurred significant operating losses since our incorporation in 1992 and our commencement of operations in 1994 and, as of December 31, 2003, our accumulated deficit was $132.6 million. We expect to incur substantial and increasing losses for at least the next several years as we:

•	continue the development of isatoribine, ANA971 and ANA97X, another oral prodrug of isatoribine, for the treatment of HCV;

•	continue the development of our other HCV, HBV and antibacterial product candidates;

•	expand our research, discovery and development programs;

•	advance our preclinical candidates into clinical development;

•	establish and maintain manufacturing and sales and marketing operations;

•	commercialize any product candidates that receive regulatory approval; and

•	in-license technology and acquire or invest in businesses, products or technologies that are synergistic with our own.

      We have a limited history of operations with our current management team and business focus. To date, we have no product revenue and have funded our operations primarily through private placements of equity securities as well as through equipment financings.

      Our business is subject to significant risks, including but not limited to the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, competition from other products and technologies and uncertainties associated with obtaining and enforcing patent rights.

Research and Development

      Our research and development expenses consist primarily of costs associated with the discovery and preclinical and clinical development of our lead product candidates, isatoribine and ANA971, and our other product candidates. In addition, research and development expenses include external costs such as fees paid to consultants and related contract research, and internal costs of compensation and other expenses for research and development personnel, supplies and materials, facility costs, amortization of purchased technology and depreciation. To the extent that costs are not tracked to a specific project, they are included in the captions unallocated direct internal costs and unallocated indirect internal costs and overhead in the table below. We charge all research and development expenses to operations as incurred.

      The following summarizes our research and development expenses for the years ended December 31, 2001, 2002 and 2003:

	Years Ended December 31,

	2001	2002	2003

Direct external costs:
isatoribine	$228	$3,445	$1,392
ANA971	—	447	454
Other	1	74	25
Unallocated direct internal costs	22	669	1,037
Unallocated indirect internal costs and overhead	8,548	13,419	13,646

Total research and development	$8,799	$18,054	$16,554

      At this time, due to the risks inherent in the clinical trial process and given the early-stage of development of our lead compounds, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to be substantial and to increase as we move other product candidates into preclinical and clinical trials.

      Clinical development timelines, likelihood of success and total costs vary widely. We are currently focused primarily on advancing the development of isatoribine, ANA971 and ANA97X. We plan to commercialize one or more of these product candidates as either primary therapies to treat chronic HCV infection and/or as second-line therapies to reduce the risk of relapse of HCV. Based on the results of further clinical trials, we plan to advance either isatoribine or ANA971 or potentially ANA97X into late-stage clinical trials. We anticipate that we will make determinations as to which of these product candidates is best-suited for further development as an HCV relapse therapy or a potential primary HCV therapy and which other research and development projects to pursue, as well as how much funding to direct to each project, on an on-going basis in response to the scientific and clinical success and commercial potential of each product candidate.

General and Administrative

      General and administrative expenses consist primarily of salaries and benefits for administrative, finance, business development, human resources, legal and internal systems support personnel. In addition, general and administrative expenses include insurance costs, professional services and an allocated portion of facilities costs.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements:

      Revenue Recognition. Our revenue recognition policies are in accordance with the Securities and Exchange Commission, or SEC, Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements,” which provides guidance on revenue recognition in financial statements, and is based on the interpretations and practices developed by the SEC. Many of our collaboration agreements contain multiple elements, including technology access fees, research funding, milestones and royalty obligations. As of December 31, 2003, we do not have any revenue from royalties or significant milestone payments.

      Revenue from milestones is recognized when earned, as evidenced by written acknowledgment from the collaborator or other persuasive evidence that the milestone has been achieved, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement and (ii) our performance obligations after the milestone achievement will continue to be funded by the collaborator at the comparable level to before the milestone achievement. If both of these criteria are not met, the milestone payment is recognized over the remaining minimum period of our performance obligations under the agreement. Upfront fees under our collaborations, such as technology access fees, are recognized over the period the related services are provided. Non-refundable upfront fees not associated with our future performance are recognized when received. Amounts received for research funding are recognized as revenues as the services are performed. Amounts received for research funding for a specific number of full time researchers are recognized as revenue as the services are provided, as long as the amounts received are not refundable regardless of the results of the research project.

      In November 2002, the Emerging Issues Task Force, or EITF, finalized its tentative consensus on EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables, which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus had no material impact on our revenue recognition policies or our financial statements.

      Stock-based compensation. As permitted by the Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, we account for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and the Financial Accounting Standards Board, or FASB, Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB 25.” Pursuant to these guidelines, we measure the intrinsic value of the option or restricted stock award on its grant date as the difference between the purchase price of the restricted stock or the exercise price of employee stock options and the fair market value of our stock on the date of issuance or grant, and expense the difference if any, over the vesting period of the option or restricted stock award.

      SFAS No. 123 requires stock-based compensation to be accounted for under the fair value method. If we adopted SFAS No. 123 to account for options granted to employees under our stock-based compensation plans, our loss would have been materially impacted. The impact of this method is disclosed in the notes to the consolidated financial statements later in this prospectus.

      Options or stock awards issued to non-employees are recorded at their fair value in accordance with SFAS No. 123, and periodically remeasured in accordance with EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services, and recognized over the related service period.

      The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management’s judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto included elsewhere in this prospectus, which contains accounting policies and other disclosures required by GAAP.

Results of Operations

Comparison of the Years Ended December 31, 2001, 2002 and 2003

      Revenue. We recorded revenues of $287,000, $1.3 million and $2.3 million for the years ended December 31, 2001, 2002 and 2003, respectively. The $1.0 million increase from 2001 to 2002 was primarily attributable to revenues derived from our collaborations with Roche and Gilead. The $1.0 million increase from 2002 to 2003 was primarily attributable to revenues derived from our collaborations with Roche and Amgen.

      Research and Development Expenses. Research and development expenses were $8.8 million, $18.1 million and $16.6 million for the years ended December, 31, 2001, 2002 and 2003, respectively. The $9.3 million increase from 2001 to 2002 was primarily a result of the following: (i) expenses related to the continued development of isatoribine increased by $3.2 million, (ii) personnel expenses increased by $3.0 million as a result of hiring additional research and development personnel, and (iii) lab supplies and maintenance of laboratory and computer equipment increased by $1.8 million. The $1.5 million decrease from 2002 to 2003 was primarily a result of a decrease of $1.9 million in external drug development expenses and a decrease of $1.1 million in lab supplies and outside lab services, partially offset by an increase of $773,000 in personnel expenses as a result of hiring additional research and development personnel and an increase of $708,000 in facilities expenses partially as a result of leasing a second facility.

      General and Administrative Expenses. General and administrative expenses were $4.0 million, $5.4 million and $4.7 million for the years ended December 31, 2001, 2002 and 2003, respectively. The $1.4 million increase from 2001 to 2002 was primarily the result of increased staffing and other personnel costs of $1.1 million as we began recruiting and hiring our finance, business development, human resources, legal and internal systems support personnel throughout 2001. The $700,000 decrease from 2002 to 2003 was primarily related to (i) lower legal fees of $305,000 and (ii) lower depreciation of $198,000.

      Stock-based Compensation. Deferred compensation for stock options and stock awards granted have been determined as the difference between the exercise price and the fair value of our common stock on the date of grant. Option or awards issued to non-employees are recorded at their fair value in accordance with SFAS No. 123 and periodically remeasured in accordance with EITF 96-18 and recognized over the service period. In connection with the grant of stock options to employees, we recorded deferred stock-based compensation of $263 and $5,096 million for the years ended December 31, 2002 and 2003. We recorded these amounts as a component of stockholders’ equity and will amortize the amount, on an accelerated basis, as a non-cash charge to operations over the vesting period of the options. We recorded stock-based compensation of $1.8 million, $1.0 million and $4.7 million for the years ended December 31, 2001, 2002 and 2003, respectively. We expect charges to be recognized in future periods from amortization of deferred compensation related to employee stock option grants will be $1.4 million, $611,000, $187,000 and $33,000 for the years ending December 31, 2004, 2005, 2006 and 2007, respectively. In January 2004, we granted 579,017 options to our employees. We anticipate recording deferred stock compensation of $5.7 million for the difference between the original exercise price per share determined by our board of directors and the revised estimate of fair value per share.

      Interest Income. Interest income was $899,000, $403,000 and $229,000 for the years ended December 31, 2001, 2002 and 2003, respectively. The $496,000 decrease from 2001 to 2002 and the $174,000 decrease from 2002 to 2003 were primarily attributable to lower prevailing interest rates associated with our lower average cash, cash equivalents and securities available-for-sale balances during 2002 and 2003.

      Interest Expense. Interest expense was $287,000, $176,000 and $266,000 for the years ended December, 31, 2001, 2002 and 2003, respectively. The $111,000 decrease from 2001 to 2002 was the result of decreasing average balances under our long-term debt. The $90,000 increase from 2002 to 2003 was the result of increasing average balances under our long-term debt as we received $1.8 million of funding in late 2002 and received $1.6 million of funding throughout 2003.

      Other, net. Other, net was an expense of $253,000, $29,000 and $272,000 for the years ended December 31, 2001, 2002 and 2003, respectively. The $224,000 decrease from 2001 to 2002 was primarily a result of the loss on the disposal of assets related to the closure of our Waltham, Massachusetts location recorded in 2001. The $243,000 increase from 2002 to 2003 was primarily a result of the loss on the disposal of assets related to the substantial dissolution of our German subsidiary in 2003.

Liquidity and Capital Resources

      To date, we have funded our operations primarily through the sale of equity securities as well as through equipment financing. Through December 31, 2003, we had received approximately $127.6 million from the sale of equity securities. In addition, as of December 31, 2003, we had financed through loans the purchase of equipment totaling approximately $8.5 million, of which $2.6 million was outstanding at that date. These obligations are secured by the purchased equipment and leasehold improvements, bear interest at rates ranging from approximately 8.7% to 11.4% and are due in monthly installments through July 2007.

      As of December 31, 2003, we had $14.5 million in cash and cash equivalents and securities available-for-sale as compared to $25.5 million as of December 31, 2002, a decrease of $11.0 million. This decrease resulted primarily from our operating loss and principal payments on loans partially offset by proceeds from the sale of preferred stock. Net cash used in operating activities amounted to $18.3 million for the year ended December 31, 2003, primarily reflecting the net loss occurring for this period of $24.0 million offset by non-cash charges for depreciation and amortization of $1.8 million and amortization of deferred compensation of $3.5 million. Net cash provided by investing activities for the year ended December 31, 2003 amounted to $15.5 million. Cash provided by investing activities included $16.1 million in net sales of marketable securities and $674,000 expended for the purchase of property and equipment. Net cash provided by financing activities amounted to $7.9 million for the year ended December 31, 2003, primarily reflecting the proceeds from the sale of preferred stock and equipment financing offset by principal payments on loans.

      Net cash used in operating activities was approximately $11.3 million during the year ended December 31, 2001. The primary use of cash was to fund our net loss in the period, adjusted for non-cash expenses, including $2.3 million in depreciation and amortization, $925,000 in amortization of deferred compensation, and changes in operating assets and liabilities. Net cash used in operating activities was approximately $19.1 million during the year ended December 31, 2002. The primary use of cash for the year ended December 31, 2002 was to fund our net loss in the period, adjusted for non-cash expenses, including $1.8 million in depreciation and amortization, $494,000 in amortization of deferred compensation, $508,000 in compensation related to restricted stock, and changes in operating assets and liabilities.

      Net cash used in investing activities was $9.8 million and $13.8 million for the years ended December 31, 2001 and 2002, respectively. The increase in net cash used in investing activities from 2001 to 2002 was primarily a result of our purchases of securities available-for-sale.

      Net cash provided by financing activities was $2.2 million and $36.3 million for the years ended December 31, 2001 and 2002, respectively. The increase in net cash provided by financing activities from

2001 to 2002 was primarily a result of the proceeds from the sale of $35.8 million of our Series C preferred stock in June 2002, net of issuance costs.

      The following summarizes our long-term contractual obligations as of December 31, 2003 (in thousands):

		2004 to	2006 to
Contractual Obligations	Total	2005	2007	Thereafter

Operating leases	$9,146	$2,574	$3,586	$2,986
Equipment financing	2,582	2,132	450	—
Minimum royalty commitment	1,025	—	125	900

	$12,753	$4,706	$4,161	$3,886

      We also enter into agreements with clinical sites that conduct our clinical trials. We make payments to sites based upon the number of patients enrolled and the length of their participation in the trials. For the years ended December 31, 2002 and 2003, we had made aggregate payments of $123,000 and $673,000 respectively, to clinical sites in connection with our Phase I clinical trials for isatoribine. At this time, due to the variability associated with these agreements, we are unable to estimate with certainty the future patient enrollment costs we will incur.

      In February 2004, the Company obtained an exclusive option from LG Life Sciences, Ltd (“LGLS”) to enter into a license and joint development agreement for the development and commercialization of a compound currently in Phase II clinical trials for the treatment of chronic HBV infection. The Company has paid to LGLS an option fee of $500,000 and has commenced an interim joint development program during the four month option period. The Company’s ability to exercise the exclusive option is contingent upon the Company satisfying certain net current assets and net assets criteria. Initially these required us to have net current assets of not less than $60 million and net assets of not less than $64 million on April 17, 2004. However, in view of the anticipated net proceeds from this offering, we and LGLS recently amended these criteria such that LGLS would have the right to terminate the option agreement if, as of April 17, 2004, we do not have at least $48 million in net current assets and at least $52 million in net assets. In connection with this reduction, we agreed to shift the timing of specific milestone payments by increasing the initial milestone amount payable to LGLS following the exercise of this option from $2 million to $4 million, and reducing a later-stage milestone payment by $2 million. We cannot guarantee that the net proceeds of this offering will be sufficient to enable us to satisfy these revised asset requirements. The Company’s ability to exercise this option is also contingent on further negotiation and agreement with LG Life Sciences as to the final terms and conditions of the exclusive license and joint development agreement the Company would enter into with LGLS.

      Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

•	the progress of our clinical trials;

•	the progress of our research activities;

•	the number and scope of our research programs;

•	the progress of our preclinical development activities;

•	our ability to establish and maintain strategic collaborations;

•	the costs involved in enforcing or defending patent claims and other intellectual property rights;

•	the costs and timing of regulatory approvals;

•	the costs of establishing or expanding manufacturing, sales and distribution capabilities;

•	the success of the commercialization of isatoribine, ANA971 or ANA97X; and

•	the extent to which we acquire or invest in other products, technologies and businesses.

      We believe that the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents and revenues we may generate from our collaborations, will be sufficient to meet our projected operating requirements for approximately the next two years.

      Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities and from equipment and leasehold improvement financing. In addition, we may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and marketable securities resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

      As of December 31, 2001, 2002 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than what is disclosed in Note 4 to the consolidated financial statements included elsewhere in this prospectus.

Related Party Transactions

      For a description of our related party transactions see the section of this prospectus entitled “Certain Relationships and Related Transactions.”

Recent Accounting Pronouncements

      In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

      In November 2002, the FASB Emerging Issues Task Force issued its consensus concerning Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be measured and allocated to the identified accounting units. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. SFAS No. 148 is effective for financial statements for us beginning January 1, 2003. We have currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If we should choose to adopt such a method, its implementation pursuant to SFAS No. 148 could have a material effect on our consolidated financial position and results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources to the entity to support its activities. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003 if certain defined conditions are met. The adoption of FIN 46 is not expected to have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

      Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

BUSINESS

Overview

      Anadys Pharmaceuticals is a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel small molecule medicines for the treatment of chronic viral infections and bacterial infections. Our current antiviral focus is primarily directed at the treatment of chronic viral hepatitis, including hepatitis C virus, or HCV, and hepatitis B virus, or HBV, and our current antibacterial focus is directed toward the treatment of serious hospital-based infections.

      Our most advanced HCV product candidates are based on our proprietary compound isatoribine, which represents a new class of drugs being developed to stimulate the body’s natural defense mechanisms and respond to viral infections. We believe isatoribine interacts with a specific receptor, or protein, to regulate the body’s response to viruses on a cellular level. This receptor, named Toll-like receptor 7, or TLR7, has been identified in recent years to be present on certain immune system cells. We believe isatoribine is the only compound in clinical development for the treatment of HCV that interacts with TLR7. This interaction represents a new mechanism of action for the treatment of HCV that we believe may offer improved therapeutic benefits over existing therapies.

      As of December 31, 2003, isatoribine had been administered to 46 subjects, including 26 patients chronically infected with HCV. We are currently conducting a multi-component Phase IB clinical trial and have completed a Phase IA clinical trial. In these clinical trials, isatoribine has demonstrated favorable safety and tolerability, although definitive conclusions regarding product safety cannot be made until the results of future studies of longer duration in more patients are known. We intend to continue to test isatoribine for safety in additional clinical trials. Isatoribine will not be tested for efficacy until later-stage clinical trials. However, in our Phase IB clinical trial we are measuring certain markers of biologic activity that change in scientifically known ways for HCV therapies that have demonstrated efficacy, which is generally regarded as successfully achieving a sustained virologic response, or SVR, specifically the absence of HCV in the patient’s body when measured six months after the end of treatment. One of the biologic markers we are measuring is viral load reduction. Interim results from our Phase IB trial showed that isatoribine caused a viral load reduction over seven days similar to levels reported for currently commercialized primary HCV therapies (interferon products plus ribavirin) over a similar time period. Because they may not reflect an adequate sample size for conclusions regarding efficacy, these results may not be predictive of results from later-stage clinical trials with significantly larger patient populations treated for a longer period of time. They also may not be predictive of the ability of isatoribine to achieve SVR. However, we believe these results provide proof of concept that a compound interacting with TLR7 can reduce viral load in HCV infected patients. Based on the clinical trial results to date, we have expanded the Phase IB clinical trial to enroll more patients and explore additional objectives, including alternate dosing regimens such as longer treatment durations and fewer administration per week. In addition, we plan to initiate a Phase I/II clinical trial of isatoribine in selected populations of HCV patients in April 2004. We have worldwide rights to the development and commercialization of isatoribine.

      Our other most advanced HCV product candidates are oral prodrugs of isatoribine. Prodrugs are distinct chemical entities that are generally administered as a precursor of the active drug and then converted into the active form by the body through its normal metabolic processes. These product candidates include:

•	ANA971, and

•	ANA97X, a numerical designation we use to refer to our newest class of isatoribine prodrugs in preclinical development, which have significant oral bioavailability, which is the fraction of the administered drug dose that actually enters the blood, and other improved pharmaceutical properties over ANA971.

      We plan to commercialize one or more of these product candidates as either primary therapies to treat chronic HCV infection or as second-line therapies to reduce the risk of HCV relapse. In view of the limitations inherent in any drug that is administered intravenously, we believe isatoribine is best suited for further development as a potential second-line therapy to reduce the risk of HCV relapse. Similarly, based on current information regarding the likely dosing levels required for ANA971, we believe ANA971 is best suited for further development as a potential HCV relapse therapy. We are currently conducting clinical trials on isatoribine, and have initiated a Phase I clinical trial of ANA971. Based on the results of these and possibly other additional clinical trials, we intend to prioritize either isatoribine or ANA971 for further development and potential commercialization as an HCV relapse therapy. Based on preliminary preclinical indications regarding the likely dosing levels required for ANA97X, we believe ANA97X may offer the possibility of improved oral delivery and enhanced pharmaceutical properties over ANA971. Therefore, we believe it may be best suited for further development as a potential primary HCV therapy. However, depending on the results of our clinical trials of isatoribine, ANA971 and ANA97X, it is possible that we may find ANA97X to also be the optimal candidate for further development and potential commercialization as an HCV relapse therapy, in which case we would expect to pursue the development of ANA97X for both the primary and relapse markets, in place of isatoribine and ANA971.

      We are also pursuing the development of one or more product candidates for the treatment of HBV. We have an exclusive option to in-license from LG Life Sciences, or LGLS, rights to a compound currently in Phase II clinical trials for the treatment of chronic HBV. This option, which we intend to exercise, would allow us to receive an exclusive license for the development and commercialization of this compound, known as LB80380, for the treatment of chronic HBV in North America, Europe, Japan and most other countries in the world other than China, Korea, India and countries in Southeast Asia. We will jointly with LGLS conduct and equally fund the global clinical development of LB80380. Our option agreement with LGLS, which is effective as of February 17, 2004, sets forth the fundamental terms under which we would access rights to LB80380 for the treatment of HBV and enter into the joint development program. However, our ability to exercise the option is contigent on the parties agreeing on the remaining outstanding terms of a definitive agreement no later than 60 days after the effective date of the option agreement. This option expires in June, 2004 and we have entered into an interim joint development program with LGLS for the clinical development of LB80380 during this option period. In addition to the LB80380 program, we expect that the mechanism of action of isatoribine may provide utility in HBV infected patients in a similar manner as in HCV infected patients. We are therefore exploring the use of isatoribine and isatoribine prodrugs, including ANA97X, for the treatment of HBV.

      We also are developing a novel class of molecules that act against bacterial infections by inhibiting ribosomal function, which is the ability to synthesize proteins and grow within the body. This effort has yielded a class of proprietary compounds that exhibit in vitro antibacterial activity on various infectious agents, or pathogens, that are resistant to current antibiotic drugs. Members of this class of compounds also exhibit potency and bactericidal activity, or the ability to cause the death of bacterial cells, equal to or better than the potency and bactericidal activity reported for many commercialized antibiotics. We expect to identify the first pre-clinical candidate from this class of compounds in 2004 and pursue the development and potential commercialization of antibiotics targeting serious hospital-based infections.

      In addition to the compounds described above, we have used our anti-infective capabilities to identify several additional lead compounds in the HCV and antibacterial categories and are working to improve the pharmaceutical properties of these compounds. We have several important collaborative and validating relationships with pharmaceutical and biotechnology companies and academic centers that utilize our proprietary drug discovery technologies and capabilities. These include Amgen, Daiichi, Gilead and Roche.

Industry Background

      Anti-infective medicines are designed to treat infectious diseases, including those caused by bacteria and viruses, that invade the body and overcome its natural defenses. Some infections affect the entire body while others may be localized to one organ or system within the body, such as the liver. The severity of infectious diseases varies significantly depending on the nature of the infectious agent as well as the host’s immune system. According to a World Health Organization report, infectious diseases, including HCV, HBV and drug resistant bacterial infections, cause life-threatening illnesses and represent one of the most significant causes of mortality worldwide.

      Based on industry analyst reports and available market data, we estimate that worldwide sales of drugs to treat infectious diseases were approximately $40 billion in 2002 and that they will grow to $45 billion by 2008. In 2002, based on industry analyst reports and available market data, we estimate that nine of the 55 drugs exceeding $1 billion in annual sales were anti-infective drugs. However, current treatment alternatives for a number of infectious diseases remain limited. Pharmaceutical companies continue to focus on addressing unmet medical needs including greater efficacy, fewer side effects, fewer drug interactions and improved convenience such as oral dosing. A number of infectious diseases, particularly bacterial infections, continue to develop increased resistance to existing therapies, creating a continuous need for new therapies.

      Anti-infective compounds often have a favorable clinical path when compared to compounds in other therapeutic areas. Although early-stage clinical results in the drug development process are often not very predictive of results in later-stage, large-scale trials, preclinical and early clinical data of anti-infective compounds have been demonstrated to be more predictive of a product’s clinical success than many other classes of drugs. In addition, clinical trials of anti-infective compounds generally have endpoints that can be achieved and measured in shorter time frames, thereby lowering the development risk profile and resulting in less expensive and shorter clinical development cycles. As a result, the success rate of clinical trials in the anti-infective area is higher than many other therapeutic areas, including oncology, cardiovascular and central nervous system disorders.

Hepatitis C Virus

      Hepatitis C virus causes inflammation of the liver and degradation of liver function. According to a Center for Disease Control, or CDC, report, approximately 70% of individuals infected with HCV progress to chronic hepatitis. The most common symptoms of chronic hepatitis, which may show no symptoms for many years, include an enlarged liver and spleen, jaundice, muscle wasting, excoriations (the result of scratching), ascites (swelling of the abdomen) and swelling of the ankles. Chronic HCV infection may also progress to further, more serious complications such as cirrhosis of the liver, liver cancer and death. Of those patients who progress to chronic hepatitis, the World Health Organization, or WHO, reports that 10%-20% develop cirrhosis over a period of 20 years, with approximately 1-5% of these patients progressing to end-stage liver disease or liver cancer in their lifetime. In total, the National Institutes of Health reports that HCV causes 10,000 to 12,000 deaths a year in the U.S., and the CDC studies estimate the annual mortality rate could increase to 38,000 by the year 2010, surpassing the number of deaths attributed annually to HIV/ AIDS.

      The CDC reports, as of the end of 2002, approximately 2.7 million Americans were chronically infected with HCV and at risk of disease progression. There is no vaccine available to prevent the spread of HCV. The current standard of care for chronic HCV is a combination of an interferon-alpha product and ribavirin. According to 2003 IMS Health prescription data, only 80,000 patients in the U.S. receive treatment for HCV. In spite of the current low penetration rate of existing drugs, based on industry analyst reports and available market data, we estimate that U.S. sales of interferon drugs for the treatment of HCV were approximately $1.4 billion in 2002 and worldwide sales of ribavirin totaled approximately $1.2 billion in 2002. Sales of HCV drugs are expected to grow due to improved market penetration through improvements in therapies such as replacing injectable interferon with oral drugs, increased awareness and improved diagnosis rates.

      Interferon-alpha is administrated by injection and results in abnormally high levels of this cytokine circulating systemically throughout the body. Therapy with interferon-alpha causes a number of side effects in many patients, including depression and flu-like symptoms, often experienced during the entire standard year-long primary course of therapy used for treatment of HCV. These side effects may make patients feel worse than foregoing treatment, which reduces their motivation to continue HCV therapy. Many patients take additional drugs to treat these side effects, further increasing the cost and the risk of additional side effects to the patient. As a result, poor compliance with the HCV course of therapy may decrease the patient response rate.

      In addition to the side effects, current therapies do not provide sustained elimination of the virus, or sustained virologic response, for 47%-54% of the treated patients when measured six months after the end of treatment. Due to the lack of alternative treatments, patients without a sustained virologic response have no other treatment option but to undergo a second 48-week course of interferon-alpha based therapy with a different brand of interferon-alpha. This second course of therapy subjects the relapse patient to a similar risk of side effects as the previous course of therapy.

Hepatitis B Virus

      Hepatitis B virus, or HBV, infection is a growing global health problem that can cause both acute and chronic viral infections. According to the WHO, more than 2 billion people alive today have been infected with HBV at some time in their lives, and approximately 350 million people remain chronically infected and become carriers of HBV. Of these chronic carriers, WHO further estimates 15% to 40% will develop serious consequences of infection during their lifetime, including loss of liver function, cirrhosis, and liver cancer. According to WHO, approximately 1 million people die each year from chronic HBV or related conditions, including cirrhosis and liver cancer. Based on industry analyst reports and available market data, we estimate that the current annual market for HBV therapy is approximately $300 million and that it will grow to over $1 billion by 2009. The anticipated market growth is expected to be due to the continued need for improved drugs to fight the development of resistance and to improve efficacy rates.

      Current treatments for HBV include interferon-alpha therapy (Intron-A) currently marketed by Schering-Plough, lamivudine (Zeffix/ Epivir HBV) currently marketed by GlaxoSmithKline, and adefovir (Hepsera) currently marketed by Gilead. Due to their multiple side effects and inconvenient route of administration (injection), interferon-based therapies have been largely replaced by other marketed drugs including lamivudine and adefovir, which are direct antiviral therapies.

      The development of virus resistant to direct antiviral therapies is a growing problem in HBV infected patients due to the virus’ ability to rapidly mutate. Genetically altered HBV that is resistant to lamivudine can be detected in 14% to 32% of patients after one year of lamivudine treatment. The proportion of patients with genetically resistant HBV increases with the duration of treatment, such that after four years of treatment about two thirds of patients carry resistant virus. Adefovir is an additional direct antiviral therapy approved in the U.S. and Europe for the treatment of HBV. Adefovir is indicated for the treatment of HBV, including strains of virus that are resistant to lamivudine. Due to toxicity issues, adefovir was initially used as second-line therapy for patients who failed initial lamivudine treatment. Lamivudine and adefovir have significant limitations as long-term therapies, including the potential for renal toxicity associated with adefovir, and the emergence of HBV variants resistant to lamivudine.

Antibacterials

      Bacterial infections become clinically apparent when microorganisms release toxins and/or excessively provoke the immune system, harming otherwise healthy cells. Antibacterials work to counter these infections by either killing the organism (bactericidal) or preventing it from multiplying (bacteriostatic), thereby allowing the patient’s immune system to clear the remaining bacteria. Bacteria fall into one of two major classes, Gram-positive or Gram-negative, based on the differences in the composition of their cell walls. The differentiating characteristics of cell walls account for why many antibacterial drugs that are effective against Gram-positive bacteria are ineffective against Gram-negative bacteria. Antibacterial agents that are active against both classes of bacterial are referred to as broad spectrum.

      Antibiotics are used to treat a broad array of common infections and consequently are prescribed frequently. Bacterial organisms often mutate over time and the frequent use of antibiotics may allow bacterial pathogens to become resistant to an antibiotic agent’s action. Antibiotics-resistant infections often require more expensive drug treatments and can lead to long hospital stays. As a result, these diseases not only have significant adverse effects on health, but also increase already high healthcare expenditures.

      Pharmaceutical companies continue to focus on addressing a number of unmet medical needs for antibacterials, including greater efficacy with improved resistance profile, fewer side effects, fewer drug interactions and improved convenience. While resistance to antibiotics has developed in all areas of infectious disease, resistance among pathogens associated with bacterial infections acquired in the hospital setting, or nosocomial infections, has emerged at especially high rates. According to one industry source, each year, more than two million nosocomial infections occur in the U.S. with 50%-60% of them caused by bacteria resistant to one or more previously effective antibacterials. The same industry source estimates that these infections contribute to more than 77,000 deaths each year in the U.S. Our translation inhibitors offer the possibility to treat infections resistant to currently available antibiotics.

      Another unmet medical need is a drug that more effectively treats Pseudomonas aeruginosa, a serious pathogen in hospital-based infections and a leading contributor to mortality in cystic fibrosis, or CF, patients. The use of antibiotics has contributed significantly to the increase in the average life span of CF patients from 10 to 32 years, however there remains a continued need to develop therapies that have greater efficacy and further increase the life expectancy of CF patients. In addition, current CF therapies face challenges similar to other antibiotic-resistant pathogens. For example, the CDC estimates that Pseudomonas aeruginosa has increased its resistance to the quionolone and imipenem classes of antibiotics by 50% and 56%, respectively. Our translation inhibitors display in vitro activity against Pseudomonas aeruginosa, offering the possibility for more effective antibiotic control in CF patients.

      Based on industry analyst reports and available market data, we estimate that global antibiotic sales were approximately $27 billion in 2002 and that they will to grow to $30 billion by 2008. In 2002, according to industry sources total worldwide hospital-based antibacterial sales were approximately $8 billion. Sales for tobramycin, the most common treatment for CF patients, were $147 million in 2002.

Our Strategy

      Our objective is to become one of the leading companies in the discovery, development and commercialization of small molecule therapeutics for the treatment of infectious diseases, including HCV, HBV and bacterial infections. Key aspects of our corporate strategy to achieve this objective include the following:

•	Advance the Development of Our Lead HCV, HBV and Antibacterial Compounds. We are developing our two most advanced clinical compounds as treatments to reduce the risk of HCV relapse. We are also engaged in the discovery of a series of compounds to be used as a primary therapy for HCV. In addition, we are pursuing the development of one or more product candidates for the treatment of HBV. Further, we are developing other antibacterial compounds that target Gram-positive and Gram-negative infections, which were discovered as a result of our expertise in the area of small molecules that interact with RNA. We intend to advance all of these compounds into their respective next stages of development, with a view toward potential commercialization. In particular, we expect to:

•	Initiate a Phase I/ II clinical trial for isatoribine in April 2004.

•	Complete the Phase I clinical trial of ANA971 that we initiated in February 2004.

•	Identify the optimal product candidate for the HCV relapse indication and pursue the continued development of such product candidate for HCV relapse.

•	Select a product candidate and initiate pre-clinical development in early 2004 from the ANA97X series for further development as a potential primary therapy for HCV.

•	Following the exercise of our exclusive option to in-license LB80380 from LGLS, continue the joint clinical development of LB80380 with LGLS for the treatment of chronic HBV.

•	Continue to focus on our antibacterial programs and advance antibacterial drug candidates into pre-clinical studies and clinical trials.

•	Expand Our Product Candidate Portfolio. We intend to continue to focus our drug discovery and development efforts on the anti-infectives market. We believe the infectious diseases market is attractive due to its large market size, continual demand for newer drugs to treat emerging resistance, well-characterized endpoints, high predictive value of preclinical and early clinical results, and potential for expedited regulatory review. We intend to leverage the expertise gained in our clinical HCV-related efforts and our drug discovery and development capabilities to expand our product candidate portfolio as well as pursue other markets, including the HBV, hospital antibacterial, cystic fibrosis and other viral markets. In particular, we intend to:

•	Exercise our exclusive option to in-license LB80380 for the treatment of chronic HBV from LGLS and enter into a joint development program with LGLS for the clinical development and regulatory approval of LB80380. Following the exercise of this option we will receive an exclusive license to LB80380 in North America, Europe, Japan and most other countries in the world other than China, Korea, India and countries located in Southeast Asia.

•	Exploit and expand our internal drug discovery capabilities to rapidly identify and develop promising product candidates for the HCV, antibacterial and other anti-infective markets. Our integrated drug discovery and development capabilities are designed to identify and prioritize targets (RiboproteomicsTM, GATETM, and RIBObaseTM), provide proprietary high-throughput screening (ATLASTM and SCANTM) and facilitate high output drug discovery (medicinal chemistry, Cheminformatics-PROTOSTM, structure based drug design and preclinical and clinical expertise). We believe successful integration of our drug discovery and development capabilities will allow us to more rapidly identify and develop promising product candidates. Our intent is to build a strong and continual pipeline of novel and powerful drug candidates.

•	Establish additional strategic collaborations to optimize our product candidate portfolio and broaden our discovery technology. In addition to our internal development efforts, we plan to continue to pursue strategic activities, including collaborations, in-licensing and out-licensing products and programs and acquisitions. We intend to focus on strategic relationships and/or acquisitions of complementary businesses, technologies, services or products, like LB80380, that we believe can provide us access to, or facilitate our discovery of, new compounds that have demonstrated potential in preclinical or clinical studies and are synergistic with our existing product candidate portfolio. Other compounds or assets that may be synergistic with our existing product candidate portfolio may include product candidates being developed for the treatment of HCV or therapies for hospital-based markets. We will also focus on extending existing and establishing new collaborative relationships with other biotechnology and pharmaceutical companies, which utilize or enhance our proprietary drug discovery technologies.

•	Continue our focus on TLR7 biology, which offers new opportunities for the development of immune-based antiviral medicines.

•	Extend our leadership in RNA-related drug discovery by continuing to identify new RNA targets and identify and prioritize small molecules directed at RNA-related targets for combating infectious diseases.

•	Commercialize Our Product Candidates. We intend to commercialize those compounds for which we receive regulatory approval. To further our commercialization efforts, we expect to:

•	Directly market and commercialize in North America our lead HCV compounds, LB80380, and other potential product candidates that are of strategic interest to us, although we may enter into an agreement to co-promote one or more of our product candidates in the U.S. In the antibacterial area, we intend to pursue commercialization on our own in niche markets that can be effectively served by small and targeted sales forces, such as the hospital and cystic fibrosis markets.

•	Establish strategic collaborations to market potential product candidates in Europe, Asia and elsewhere. We may also explore the possibility of using isatoribine or other related compounds as a therapy for diseases other than HCV and HBV, and may enter into strategic partnerships for the development and commercialization of such therapies. With respect to product candidates we may discover that are not of strategic interest to us, we may license development and/or commercialization rights to collaborators in exchange for up-front payments, research funding, milestone payments and/or royalties.

Our Development Program

      The following table illustrates our most advanced product candidates for the treatment of HCV and bacterial infections and our programs for the treatment of HBV and indicates their current stage of development.

HCV Programs

      Our most advanced HCV product candidates are based on our proprietary compound isatoribine, which represents a new class of drugs being developed to stimulate the body’s natural defense mechanisms and respond to viral infections. This group of product candidates includes:

•	Isatoribine (ANA245), which would be administered intravenously to HCV patients; and

•	Oral prodrugs of isatoribine. Prodrugs are distinct chemical entities that are generally administered as a precursor of the active drug and then converted into the active form by the body through its normal metabolic processes. Our oral prodrugs of isatoribine include:

•	ANA971, and

•	ANA97X, a numerical designation we use to refer to our newest class of isatoribine prodrugs in preclinical development, which have significant oral bioavailability and improved pharmaceutical properties over ANA971.

      In view of the limitations inherent in any drug that is administered intravenously and based on preliminary indications regarding the likely dosing levels required for ANA971 to be safe and effective, we believe isatoribine is best suited for further development as a potential second-line therapy to reduce the risk of HCV relapse. We are currently conducting Phase IB clinical trials on isatoribine, and have initiated a Phase I clinical trial of ANA971. Based on the results of these and possibly other additional clinical trials, we intend to prioritize either isatoribine or ANA971 for further development and potential commercialization as an HCV relapse therapy. Based on preliminary preclinical indications regarding the likely dosing levels required for ANA97X, we believe ANA97X may offer the possibility of improved oral delivery and enhanced pharmaceutical properties over ANA971. Therefore, we believe it may be best suited for further development as a potential primary HCV therapy. However, depending on the results of our clinical trials of isatoribine, ANA971 and ANA97X, it is possible that we may find ANA97X to be the optimal candidate for further development and potential commercialization as an HCV relapse therapy, in which case we would expect to pursue the development of ANA97X for both the primary and relapse markets, in place of isatoribine and ANA971.

Isatoribine (ANA245)

      Isatoribine is a patent-protected nucleoside analog that we are currently evaluating in ongoing clinical trials for the treatment of HCV infections. Nucleoside analogs are chemically modified versions of nucleosides, which are small molecules that occur naturally and are used by biological organisms to store and read genetic information. We are currently conducting a multi-component Phase IB clinical trial and have completed a Phase IA clinical trial of isatoribine in healthy volunteers. These trials are being conducted in recognized clinical centers in Europe. As of December 31, 2003, isatoribine had been administered intravenously to 46 subjects, including 26 patients chronically infected with HCV. In these clinical trials, isatoribine demonstrated favorable safety and tolerability, although definitive conclusions regarding product safety cannot be made until the results of future studies of longer duration in more patients are known. We intend to continue to test isatoribine for safety in additional clinical trials. Isatoribine will not be tested for efficacy until later-stage clinical trials. However, in our Phase IB clinical trial we are measuring certain markers of biologic activity that change in scientifically known ways for HCV therapies that have demonstrated efficacy which is generally regarded as successfully achieving a sustained virologic response, specifically the absence of HCV in the patient’s body when measured six months after the end of treatment. One of the biologic markers we are measuring is viral load reduction. Interim results from our Phase IB trial showed that isatoribine caused a viral load reduction over seven days similar to levels reported for currently commercialized primary HCV therapies (interferon products plus ribavirin) over a similar time period. Because they may not reflect an adequate sample size for conclusions regarding efficacy, these results may not be predictive of results from later-stage clinical trials with significantly larger patient populations and treated for a longer period of time. These results also may not be predictive of the ability of isatoribine to achieve a sustained virologic response. However, based on the clinical trial results to date, we have expanded the Phase IB clinical trial to enroll more patients and explore additional objectives, including alternate dosing regimens such as longer treatment durations and fewer administrations per week. In addition, we plan to initiate a Phase I/II clinical trial of isatoribine in selected populations of HCV patients in April 2004. We plan to enroll up to 88 patients in this trial. For current standard of care, the likelihood of a sustained viral response can be predicted on the basis of the characteristics of the early viral response in the blood of patients during the first few weeks of treatment. An objective of the Phase II portion of this clinical trial will be to assess whether the early viral response of interferon-alpha is enhanced by co-administration with isatoribine.

      Our current Phase IB clinical trial involves multidose intravenous administration to patients chronically infected with HCV. In one component of the study we are exposing cohorts, or groups, of four to six patients to once daily administrations of isatoribine for seven days. We have completed dosing of the cohorts contained in the original protocol of our Phase IB clinical trial. The original protocol contained four cohorts to be treated with increasing doses of isatoribine, at levels ranging from 200mg to 800mg. Isatoribine was well tolerated at all doses, and no serious adverse events were observed. Results showed increased levels of cytokine expression at multiple doses, which shows that isatoribine had a biological effect in the patients’ bodies. Although this trial does not test efficacy, which will not be tested for until later-stage clinical trials with significantly larger patient populations, at the 800 mg dose, isatoribine showed a statistically significant decrease in viral load at the end of one week in the six HCV infected patients whose clinical data have been completed and analyzed. Although this viral load reduction alone is not a factor on which regulatory approval could occur, it is an indication of favorable biological activity of the drug candidate. The median viral load change between the beginning and the end of treatment for these six patients was -0.94 log10 units, which corresponds to an 88% decline in the amount of measurable virus. When these measurements of viral load were compared using a well known statistical test called a 2-tailed T test, the difference was statistically significant, with a p value = 0.03. The p value is a statistical measure of the probability of drawing an erroneous conclusion from an experimental result. Thus, the lower the value for p, the less probable it is that isatoribine treatment has no viral load reducing effect. Authorities generally accept p values equal to or less than p=0.05 as statistically significant, which means a result is unlikely to occur by chance. The following chart illustrates these viral load changes using the scientifically conventional scale of log viral load change. A 2-fold decrease in virus corresponds to a -0.3 log10 viral load change, while a 10-fold decrease corresponds to a -1.00 log10 viral load change:

      The reduction in viral load confirmed the favorable trend toward viral load reduction seen at lower doses, and was accompanied by changes in other biologic markers of antiviral immune response similar to results seen at lower doses. We are continuing to test isatoribine in our multi-component Phase IB clinical trial, which in total will involve approximately 35 HCV infected patients. Future clinical trials will involve significantly larger patient populations. In our Phase I/II combination study that we plan to initiate in April 2004, we expect to dose up to 88 patients. Later-stage clinical trials of hepatitis C therapies generally involve 500-1,000 patients. Although isatoribine’s efficacy as an HCV therapy will not be formally tested until Phase II or Phase III clinical trials in larger patient populations, we are encouraged by the statistical significance of this early data, which we believe provides insight as to the biological activity of isatoribine.

      The completed Phase IA clinical trials evaluated the safety, tolerability, pharmacokinetics and pharmacodynamics of isatoribine intravenously injected in healthy volunteers. Tolerability studies test for non-life threatening side effects, pharmacokinetics measure the levels of drug circulating in the blood over time after dosing, and pharmocodynamics measures the pharmalogical effects of the drug over time after dosing. The Phase IA clinical trial of isatoribine was designed as a placebo controlled, double-blinded, ascending single-dose study in 30 healthy volunteers. The results of this trial showed that isatoribine was safe and well tolerated after single doses and no serious adverse events were reported, although definitive conclusions regarding product safety cannot be made until the results of future studies of longer duration in more patients are known. We intend to continue to test isatoribine for safety in additional clinical trials.

      In preclinical testing, isatoribine also exhibited good safety and tolerability, as well as significant antiviral effects in animals. Isatoribine demonstrated the dose-dependent ability to prevent or cure otherwise lethal infections by multiple viruses. In vitro studies demonstrated that isatoribine activates human and animal immune system cells. Isatoribine lacks the direct antiviral and anti-proliferative activities often found in vitro with other members of the nucleoside chemical class, indicating the efficacy of isatoribine is due to immunologic activation. Furthermore, the compound showed a favorable toxicology profile in multiple species.

      Isatoribine’s interaction with TLR7 represents a new mechanism of action for the treatment of infectious disease. The following chart illustrates the proposed mechanism of action of isatoribine, further described below:

Mechanism of Action

        The human immune system has two primary arms, the innate arm and the adaptive arm. Within each arm of the immune system, there are two primary classes of agents, proteins and cells, responsible for executing immunological function. The proteins and cells of the innate arm and the adaptive arm act in a network of interplay and feedback to create the most complete immunological response to infection.

      The innate arm is responsible for mounting a generalized early response to infection caused by numerous pathogens (the microscopic organisms that cause infection). This innate response includes production of proteins that activate cells of the immune system, as well as direct activation of certain cell types, including dendritic cells. One protein produced upon activation of the innate arm is interferon-alpha. Direct administration of an interferon-alpha product is a mainstay of current treatments for HCV. It is believed that interferon-alpha acts to stimulate an immunological response to the HCV infection, ultimately leading to control of the infection.

      The adaptive arm of the immune system is responsible for mounting a response that is tailored to the specific pathogen causing the infection. The adaptive arm is alerted to the presence of infection by the early response of the innate arm. Furthermore, the adaptive arm is stimulated to augment its response by the proteins and activated cells produced by the innate arm. We believe we can produce a therapeutic effect in HCV and other chronic infections, such as HBV, by using isatoribine to activate the innate arm of the immune system, thereby also activating components of the adaptive arm. Activation of both arms should augment immunological response to the viral infection, and may lead to a sustained response as is seen with direct administration of interferon-alpha without the adverse effects associated with interferon-alpha treatment.

      We believe that isatoribine acts at least in part by interacting with a specific type of protein molecule contained on the surface of immune system cells. This type of protein is called a receptor because it recognizes and binds specific molecules, acting to receive the information that such molecules are present. By binding specific molecules, receptors can act to recognize and react to changes outside or inside a cell. Receptor-mediated responses are central to the body’s ability to maintain health and fight infection. We believe that isatoribine binds to a specific receptor named Toll-like receptor 7, or TLR7, which is displayed on certain immune system cells. The TLR7 receptor is one of many Toll-like receptors displayed on the surface of immune system cells that act to alert the immune system to molecules whose presence serves to signal that an infection is occurring. We believe our preclinical and clinical data are consistent with the proposal that by binding to the TLR7 receptor, isatoribine activates the immune system and leads to increased control of the HCV infection.

      The interaction of isatoribine with TLR7 results in two complementary events: (i) localized production of multiple cytokines (proteins that function to activate cells of the immune system) and (ii) maturation of certain immune cells which ultimately migrate to the lymph and mediate certain cellular antiviral effects. The specific mechanism of action offers the potential to induce efficacious immune responses through acceleration and/or amplification of normal immune signaling mechanisms, which generally are relatively localized in nature and mediated by multiple proteins and cellular interactions. We are extremely encouraged by the early results of our Phase IB clinical trial which we believe provide proof of concept that a compound interacting with TLR7 can reduce viral load. We expect the localized nature of this induction will minimize exposure of the body to non-physiologic, undesirable concentrations of circulating immune cytokines with minimal side effects. Reduction of the adverse effects of current therapy could increase the number of patients successfully completing therapy, with a consequential improvement in outcome.

Oral Prodrugs of Isatoribine

ANA971

      ANA971 is an oral prodrug of isatoribine that we discovered through the interaction of our medicinal chemistry and internal development capabilities. Prodrugs are distinct chemical entities, typically formulated for oral administration, that are generally administered as a precursor of the active drug and then converted into the active form in the body. When administered orally in animal studies, ANA971 caused a cytokine, interferon alpha, to be produced in the body at levels similar to those observed following intravenous dosing of isatoribine. Thus, we believe ANA971 may provide the same favorable combination of tolerability and encouraging biologic effect as isatoribine, but with the added advantage of an oral-dosing form.

      Based on the favorable results observed to date in clinical trials with isatoribine and the improved pharmaceutical properties of the prodrugs we have synthesized, we have advanced ANA971 into development and are conducting manufacturing, toxicology studies and other activities in preparation for clinical trials. We have initiated Phase I clinical trial of ANA971 with single rising doses in healthy volunteers. This study will evaluate safety, pharmacokinetics, and indicators of immune activation in approximately 30 healthy volunteers. Because the underlying mechanism of action for ANA971 is the same as for isatoribine, we expect that the knowledge we derive from our clinical development of isatoribine will help to accelerate the development of ANA971.

      The early components of our clinical development programs for isatoribine and ANA971 include the following:

Isatoribine

Phase	Intravenous Dosing Regimen	Clinical Objectives	Status

IA	Single doses in healthy volunteers	Safety, tolerability, pharmacokinetics, immune markers	Completed
IB	Seven-days, once daily, HCV patients	Safety, tolerability, pharmacokinetics, immune markers, change in viral load, proof of concept	Dosing complete for original protocol; expanded cohort in progress
IB	14-days, three times weekly, HCV patients	Alternative dosing regimens	In progress
IB	14-days, once daily, HCV patients	Extended dosing regimens	Pending
I/ II	Up to 28-days, with interferon-alpha, HCV patients	Safety and tolerability in combination treatment; viral load change, over period reported to predict benefit	Scheduled for March 2004

ANA971

Phase	Oral Dosing Regimen	Clinical Objectives	Status

I	Single rising doses in healthy volunteers	Safety, tolerability, pharmacokinetics, immune markers	In progress

ANA97X

      We are exploring new oral prodrugs of isatoribine, collectively referred to as ANA97X. Multiple lead compounds from the ANA97X family have been tested for bioavailability in primates and have shown significant oral bioavailability at levels that support further development as a potential primary HCV therapy, meaning that it would be administered as the first course of treatment to HCV infected patients. Based on these animal data and the preliminary results from our isatoribine clinical trials discussed above, we believe that a member of the ANA97X family may provide an orally administered drug that could potentially replace interferon alpha as a component of a primary HCV therapy. Interferon alpha is an injectable therapy that causes a number of side effects in many patients, including depression and flu-like symptoms. We intend to identify a pre-clinical candidate from the ANA97X family in early 2004. Because the underlying mechanism of action for ANA97X is the same as for isatoribine, we expect that the knowledge we derive from our clinical development of isatoribine and ANA971 will help to accelerate the development of ANA97X.

Other HCV Programs

      We have investigated additional mechanisms that may confer therapeutic potential for HCV. We have conducted preclinical studies of ANA246, a nucleoside analog that acts to enhance Type 1 cytokine synthesis by stimulating the production of cytokines that activate the cellular component of the immune system. ANA246 has been shown to have similar in vitro immunologic activity to ribavirin and levovirin. Ribavirin is a currently marketed product that is part of the current standard of care for HCV primary therapy. Levovirin is a potential successor compound to ribavirin that is currently in clinical development. We are not currently actively developing ANA246 but may elect to continue its development in the future. In addition, we have selected our AN 025-1 program for intensified focus aimed at identifying a preclinical candidate. This program contains a class of compounds we have identified as having preferential potential for leading to drug candidates. When tested in cell based assays, which are laboratory tests designed to predict the potency of compounds against cells infected with a virus, this class of compounds were shown to possess characteristics consistent with high quality leads for HCV. Furthermore, we have begun to investigate the in vitro metabolism of the lead series with favorable results. In parallel, we also continue to investigate additional mechanisms in earlier discovery programs. In the most advanced of these earlier programs, our AN 022-3 program, we are currently focused on improving the physical properties of inhibitors with acceptable potency. These efforts rely on various aspects of our drug discovery and development capabilities, including our expertise in medicinal chemistry and structure based drug design, our ability to screen targets of unknown function using ATLASTM and our RiboproteomicsTM expertise in addressing RNA-protein complexes. Each of these mechanisms is being explored to understand both the biological and chemical potential for providing new HCV therapeutics.

      We maintain worldwide rights to develop and commercialize isatoribine. We acquired the exclusive worldwide rights to isatoribine in March 2000 as part of a licensing agreement with Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.) and Devron Averett, Ph.D. that included several other compounds. We expect to commercialize isatoribine or ANA971, ANA97X and other potential HCV product candidates in the U.S. We may establish strategic collaborations to market isatoribine or ANA971, ANA97X and other potential product candidates in Europe, Asia and elsewhere, and we may enter into an agreement to co-promote isatoribine, ANA971 and/or ANA97X in the U.S.

HBV Programs

      We are also pursuing the development of one or more product candidates for the treatment of HBV. In particular, we expect isatoribine to have activity against chronic infections caused by HBV. We also have an exclusive option to in-license from LGLS a compound currently in Phase II clinical trials for the treatment of chronic HBV. This option, which we intend to exercise, would allow us to receive an exclusive license for the development and commercialization of this compound, known as LB80380, for the treatment of chronic HBV in North America, Europe, Japan and most other countries in the world other than China, Korea, India and countries in Southeast Asia. Our option agreement with LGLS, which is effective as of February 17, 2004, sets forth the key business terms under which we would access rights to LB80380 for the treatment of HBV and enter into the joint development program. Our ability to exercise the option, however, is contingent on the parties agreeing on the remaining outstanding terms of a definitive agreement no later than 60 days after the effective date of the option agreement. This option expires in June, 2004 and we have entered into an interim joint development program with LGLS for the clinical development of LB80380 during this option period.

     LB80380

      LB80380 is a nucleotide analog that has exhibited activity in vitro against both HBV typically found in untreated patients and also HBV variants that demonstrate resistance to treatment with the nucleoside analog lamivudine, which is a currently commercialized therapy for HBV. We expect to further explore this activity in clinical trials. Nucleotide analogs are chemically modified versions of nucleotides, which are small molecules that occur naturally and are used by biological organisms to store and read genetic information. Preclinical studies in animal models showed that the magnitude of reduction of HBV following administration of LB80380 was more than six log10 units. Also, LB80380 demonstrated good safety and tolerability in a range of preclinical toxicology studies. Preclinical studies also have shown that LB80380 has a low potential for drug interactions, because it was not affected by, nor did it significantly affect, the biological systems that the body typically uses to breakdown drugs.

      Clinical trials to date in healthy volunteers showed that LB80380 was safe and well tolerated, although definitive conclusions regarding product safety cannot be made until the results of future clinical trials of longer duration in more patients are known. Additionally, based on the results of clinical trials to date, LB80380 appears to offer the potential for once daily dosing, based on the amount of LB80380 that remained in the subjects’ bodies over a 24 hour period. These favorable results enabled a recent study that enrolled 29 patients chronically infected with HBV. This trial utilized a placebo (a blank pill containing no LB80380) to help dissect the actual effect of LB80380 on HBV viral load. Physicians and patients were unaware which subjects received LB80380 and which subjects received the placebo. Patients received placebo or LB80380 once daily for 28 days. Four doses of LB80380 were tested in successive fashion.

Once at least six patients had received a given dose, patients were enrolled into the next group to receive the next higher dose. Preliminary results to date from this clinical trial of LB80380 have shown that oral administration once daily for 28 days reduced HBV viral load by up to four log10 units, or 99.99%.

      We believe that the properties observed to date for LB80380 indicate that it may offer a significantly improved product profile for a new anti-HBV agent as a possible front-line therapy for the treatment of chronic HBV infection. Following the exercise of our exclusive option with LGLS, we plan to jointly conduct Phase IIB and Phase III clinical studies with LGLS.

Isatoribine and Oral Prodrugs of Isatoribine

      Because interferon alpha is used in the treatment of both HCV and HBV, we expect that the mechanism of action of isatoribine may provide utility in HBV infected patients in a similar manner as in HCV infected patients. As a result we are exploring the use of isatoribine and isatoribine prodrugs, such as ANA97X, for the treatment of HBV, both as a single agent and in combination with nucleoside or nucleotide analogs.

Bacterial Programs

Bacterial Ribosomal Translation Inhibitors

      Using our anti-infective capabilities we have identified and are optimizing several lead compounds for preclinical studies and clinical trials of antibacterial drug candidates. This proprietary class of compounds inhibit the function of bacterial ribosomes and were guided by structure-based drug design with the intention of acting as translation inhibitors. Translation is the process whereby cells decipher the information content of messenger RNA and use this information to synthesize new protein molecules. The information contained in the RNA is said to be “translated” into the protein molecule. Translation is conducted by a large RNA-protein complex known as the ribosome. Proper functioning of the ribosome is essential for all cells. Despite the fact that the ribosomes of bacteria and humans share certain similarities, numerous translation inhibitors have been developed as successful antibiotics. Many of these antibiotics show good selectivity for killing or preventing the growth of bacteria cells relative to their toxicity for human cells. Well-known antibiotics that act by inhibiting translation in bacteria include macrolides (Zithromax®, Biaxin®), oxazolidinones (Zyvox®), tetracyclines and aminoglycosides. Despite the success of existing translation inhibitors as commercial antibiotics, there has been a continued emergence of resistance to multiple classes of antibiotics, including translation inhibitors.

      Using the X-ray crystal structure of a known translation inhibitor bound to RNA, as well as our knowledge of chemical structures favored as inhibitors of RNA-protein complexes, we hypothesized, synthesized and then tested in vitro this novel class of molecules intended to act as translation inhibitors. Representative members of this class have shown in vitro activity against several pathogens resistant to existing antibiotics. Furthermore, members of this class of compounds have demonstrated activity against both Gram-positive pathogens, including drug-resistant pathogens such as Methicillin Resistant Staphylococcus aureus (MRSA), as well as Gram-negative pathogens, including Pseudomonas aeruginosa, which is a leading contributor to mortality in cystic fibrosis, or CF, patients. MRSA and Pseudomonas aeruginosa are two of the main causative agents of many serious hospital-based infections. Representative members of this class have been tested in animal models of bacterial infections and have shown promising in vivo efficacy. This novel class of compounds have also exhibited potency and bacteriacidal activity equal to many commercialized antibiotics. We expect to identify the first pre-clinical candidate from this class of compounds in 2004. We believe good safety and potency against specific pathogens such as Pseudomonas aeruginosa will allow development in certain niche markets such as control of pulmonary infection in CF patients. In addition, the demonstrated activity in vitro against many pathogens resistant to antibiotics, such as MSRA, indicates potential for development as a hospital-based therapeutic useful in life-threatening infections not responsive to existing antibiotics. Accordingly, we plan to pursue the commercialization of antibiotics targeting the hospital-based infections and cystic fibrosis markets.

Additional Antibacterials

      We take advantage of our drug discovery capabilities and our expertise in drug discovery. In the first antibacterial program to emerge from the earliest stages of target exploration, we have used ATLASTM to interrogate an attractive target that has been considered challenging by the industry. The ATLASTM screen has yielded compounds that not only bind the target, but also inhibit its biological function in vitro. We are currently investigating the output of the screen for chemical attractiveness and antibiotic potential. Further behind this target we have initiated exploratory efforts on additional validated targets that offer the possibility of discovering new classes of antibiotics.

Our Drug Discovery and Development Capabilities

      We intend to expand our product candidate portfolio by exploiting and enhancing our internal drug discovery and development capabilities. Our drug discovery efforts have a particular focus on both TLR7 biology, which offers new opportunities for the development of immune-based antiviral medicines, and RNA(ribonucleic acid)-directed drug discovery, which provides the potential to systematically explore RNA as a therapeutic drug target. This enables us to engage in the efficient discovery and development of new and improved medicines. For example, we use our biological expertise to provide rapid feedback regarding the potential of compounds synthesized by our chemists to serve as drug candidates. Our drug discovery model uses several proprietary tools to select promising drug targets early in the drug discovery process with the expectation of decreasing the attrition rate during the later, costlier stages. In particular, we expend more resources initially to enrich the target selection process by incorporating extensive biological and chemical validation techniques. This approach is designed to facilitate effective deployment of medicinal chemistry, structure based drug design and development resources in targets that have a higher probability of yielding successful outcomes.

      We utilize discovery tools designed to enable us to move down the drug discovery pathway more quickly and efficiently. We have developed expertise in identifying and prioritizing targets, high-throughput screening, and high output drug discovery. We apply our capabilities and technologies to our internal discovery and development efforts as well as to collaborations with biotechnology and pharmaceutical companies.

      The following chart illustrates the various stages of the drug discovery and development process to which our capabilities and technologies are being applied. Boxes indicate critical (completely filled) or useful (half-filled) capabilities utilized in the specified stage of the drug discovery and development process.

Identifying and Prioritizing Targets

      The active ingredients in drugs act by binding to specific molecules, called the “target” of that drug. By binding to a specific target, drugs act to enhance or inhibit the biological function of that target, thereby stimulating biological responses that can lead to stabilization or resolution of disease. The target or targets that a specific drug binds to are an inherent element of that drug’s efficacy. Because of this connection, identifying appropriate targets that can serve as the basis for drug discovery programs is a high priority in the pharmaceutical industry. We have addressed this priority in two manners, by developing GATETM to validate and prioritize protein targets, and by developing expertise to address RNA targets, which we believe are underexploited as targets throughout the pharmaceutical industry.

RiboproteomicsTM

      RNA molecules constitute a class of biological macromolecules that are essential to many biological functions, including translating the genetic code inherent in DNA into function protein molecules. Many but not all RNAs carry out their functions as part of a large complex formed with protein molecules. These complexes, called ribonucleoprotein or RNA:protein complexes, are complex molecular machines.

      We believe RNA-related targets (both isolated RNA molecules and RNA:protein complexes) present new opportunities for therapeutic intervention and discovery of novel drugs with high selectivity and specificity. However, RNA has remained elusive as a drug target primarily because it has been difficult to approach experimentally. RNA-related targets have been neglected by conventional drug discovery efforts that focus on traditional protein targets. Existing drugs, such as tobramycin, neomycin, Zithromax® and Zyvox®, demonstrate that successful medicines can modulate RNA function.

      Recent scientific advances have created a critical mass of RNA-related knowledge to enable a broad drug development effort around RNA. As a leader in the field of RNA biology, we coined the term RiboproteomicsTM to describe the systematic characterization and annotation of RNA and RNA-protein interactions. RiboproteomicsTM includes the following: the study and characterization of RNA genesis by transcription; splicing and editing of the RNA; its transport through the cell nucleus into the cytoplasm; translation; RNA decay; and structural characterization of RNA targets and chemistries. By developing expertise in RNA-related targets, we believe we are positioned to efficiently discover new drugs that act at RNA targets.

      RNA has become increasingly attractive as a drug target. Further, we believe small molecule intervention could represent the shortest and most likely route to regulatory approval. Small molecules often possess increased stability and bioavailability relative to macromolecule-based therapeutics. Small molecules offer the potential to selectively modulate RNA function, thereby conferring therapeutic benefit. We believe this adds to their attractiveness as a potential therapeutic solution for pursuing drug targets like RNA.

GATETM

      GATETM (Genetics Assisted Target Evaluation) is a target-specific, high-throughput, bacterial and fungal target identification and validation technology. GATETM is based on a regulated gene knockout technology that measures the effects of transient gene inactivation. It reproduces conditions that closely resemble a drug’s mechanism of action, thus enabling target validation and prioritization of unique targets. GATETM determines whether the pathogen dies as a result of a specific inactivation of a gene product, how quickly it dies and how much of the target must be modified to kill the pathogen. We have successfully used GATETM to validate more than 100 infectious disease targets that are essential for either bacteria or fungi.

RIBObaseTM

      Purification and characterization of the components of native RNA-protein complexes involved in disease processes form an integral part of our target discovery and validation effort. The protein components of RNA complexes are identified by mass spectroscopy and prioritized using our proprietary relational database RIBOBaseTM, which is a comprehensive collection of RNA-binding proteins. RIBOBaseTM contains a wealth of both proprietary and publicly available information of this important class of proteins. The database includes information on gene name, homologs, chromosomal localization, function, binding site(s), biophysical properties, protein modification, three dimensional structure, expression data, intracellular interactions, and literature links. RIBOBaseTM captures all relevant information for these potential drug targets and annotates them in a way that is easily and rapidly accessible by our scientists. This information helps to direct our internal target selection and to help guide the efforts of our collaborators through discovery partnerships.

Screening Sciences and Technologies

      Once a target has been identified and prioritized, a drug discovery program consisting of successive rounds of compound synthesis and biological testing must be conducted to identify a drug candidate corresponding to that target. Such drug discovery programs usually start with the idea of a hypothetical compound that may bind the target. In the absence of any knowledge of specific compounds that bind the target, it is possible to test a large number of compounds in a collection to see which compounds interact with a target. Such large-scale testing is referred to as screening. When tens of thousands of compounds can be tested in a single day the screen is referred to as high throughput, and when more than 100,000 compounds can be tested in one day, the screen is referred to as ultra high-throughput.

      Screens can be run in a functional mode or an affinity mode. In functional screens, tests are developed and executed that will reveal activators or inhibitors of a known function. In affinity screens, tests are developed and executed that reveal compounds that bind the target. The binders identified in affinity screens can be subsequently analyzed for functional inhibition.

ATLASTM

      We have developed an ultra high-throughput homogeneous, fluorescent, affinity-based screening platform called ATLASTM (Any Target Ligand Affinity Screen). ATLASTM is based on the principle that a compound bound to a folded protein will stabilize the folded state of that protein when subjected to denaturing, or structure altering, conditions such as heat. ATLASTM can identify compounds that bind to target proteins based on their ability to stabilize the target proteins from unfolding caused by increased temperature or chemical denaturants.

      In addition to screening conventional targets such as kinases, ATLASTM is capable of screening a wide variety of additional targets including targets of “unknown function” and targets that are difficult to screen using functional screens. With the help of a customized robotic system, we have achieved an ultra high-throughput of 100,000 compounds per day using a homogeneous, fluorescence-based ATLAS™ assay format. We have applied ATLASTM to a variety of different classes of targets.

SCANTM

      SCANTM (Screen for Compounds with Affinity for Nucleic Acids) is our proprietary assay system that identifies RNA-binding compounds. Our experience with RNA affinity assays is expected to provide us with a higher chance of success in finding small molecule therapeutics targeted at RNA. SCANTM has particular relevancy to antivirals since RNA genomes constitute the majority of commercial therapeutic opportunities (HCV and HIV). In the future, SCANTM may also be developed for other therapeutic indications including cancer, cardiovascular, respiratory and immunology.

High Output Drug Discovery

Medicinal Chemistry

      Medicinal chemistry begins after biologically-validated targets have been screened against a diverse library of compounds and promising initial chemical structures, known as hits, have been identified. These hits are then optimized to improve their therapeutic index (potency vs. toxicity), bioavailability, pharmacokinetics and pharmacodynamics. A key differentiator of our drug discovery and development capabilities is the degree to which we have successfully integrated the medicinal chemistry and biology capabilities needed to identify clinical candidates. We incorporate frequent feedback regarding a number of biological properties into selection of the next synthetic targets. By increasing the breadth of biological feedback while reducing the cycle time for such feedback, we intend to increase the quality of drug candidates produced in our discovery efforts. To maximize efficiency, we also employ high-throughput purification technologies to create sets of pure compounds for rapid optimization.

Cheminformatics — PROTOSTM

      The execution of a drug discovery program generates large volumes of data. Since the purpose of drug discovery programs is to identify a specific compound that can serve as a drug candidate, it is important that the data be organized in a manner that retains detailed knowledge of the chemical structures, and that facilitates analysis of the data using parameters that distinguish one chemical from another. The creation, collation and mining of such databases require a collection of skills and software packages collectively referred to as “cheminformatics”. We have developed expertise in cheminformatics. Our integrated suite of programs includes PROTOSTM, a database tool that allows analysis of existing data and trend projections to help predict the outcome of screens not yet completed (referred to as “virtual screens”). Virtual screens prioritize specific subsets of our compound collection for actual screening, thereby reducing the time and expense associated with our acquisition of experimental data.

Structure-Based Drug Design

      The targets of drugs are most often macromolecules that carry out essential biological functions. Such macromolecules adopt one or more specific conformations in three-dimensional space. These conformations are referred to as the structure of the target. While the structure of a target is critical for its biological function, the structure also determines the chemical nature of compounds that can bind to and modulate the function of the target. Because of this determinacy, knowledge of the three-dimensional structure of a target can offer important guidance in the search for compounds that bind the target and offer potential as drug candidates.

      Structural information on a given target can be useful during the initial stages of a drug discovery program where we seek to increase the binding affinity, or during later stages where we seek the optimal balance of many parameters that ultimately control the pharmacology of drug candidates. For example, our efforts to develop proprietary RNA-directed chemistries have been greatly enhanced by obtaining the three dimensional structures of prototype leads bound to their respective RNA targets. We have established capability to crystallize both protein and RNA targets, collect X-ray diffraction data and solve three-dimensional structures of lead-target complexes that include both proteins and RNA.

Preclinical and Clinical Expertise

      We are an organization designed to draw upon our employees’, clinicians’ and advisors’ expertise in preclinical and clinical development. Many of our employees have significant preclinical and clinical expertise and have contributed to the discovery or development of over 50 clinical candidates through their prior experience with other organizations. Our development team alone has contributed to the development of 20 marketed products.

Collaborations

Hoffmann-La Roche Inc.

      In August 2002, we entered into a collaboration agreement with Roche pursuant to which we are advancing a key oncology program for Roche using our medicinal chemistry capabilities. We are deploying our capabilities to advance lead compounds identified by Roche against an oncology target by engaging our high-output medicinal chemistry platform that includes structure assisted drug design, cheminformatics, parallel synthesis and purification, and rapid retesting of compounds. Roche will retain ownership of all molecules designed pursuant to the project that are based on Roche’s lead compound. We received and recognized revenue from research funding of approximately $1.8 million over the initial one-year term and, if certain milestones are achieved, are entitled to certain milestone payments which may total up to $10.0 million for each product candidate and royalties on net sales of any new drug resulting from the collaboration that is commercialized by Roche. There is no guarantee that we will receive any milestone or royalty payments under this agreement. In conjunction with the collaboration, Roche purchased 1,857,009 shares of our Series C preferred stock for a cash payment of approximately $2.5 million. In October 2003, we executed an extension of the agreement for another six months. Under the terms of the extension, we will receive additional funding of up to $910,000 to deploy our discovery capabilities to advance Roche’s lead compounds against the oncology target.

Amgen Inc.

      In February 2003, we entered into a collaboration agreement with Amgen to discover novel compounds against a therapeutic target of Amgen. We designed, configured, and ran an ATLASTM assay to screen compound collections against the target provided by Amgen. Amgen has exclusive rights to develop and commercialize any products resulting from compounds discovered in the collaboration. Under the terms of the agreement, we have received $400,000 from Amgen through research funding payments, a technology access fee and a research milestone payment. If certain clinical and commercial milestones are achieved, we are entitled to milestone payments which may total up to $10.75 million. We are also entitled to royalty payments based on sales of any new drug that originates from our compound library and that results from the collaboration. There is no guarantee we will receive any royalty payments or further milestone payments under this agreement.

LG Life Sciences, Ltd.

      In February 2004, we entered into an exclusive option agreement with LGLS that provides us with the option to enter into a license and joint development agreement with LGLS for the development and commercialization of LB80380, a compound currently in Phase II clinical trials for the treatment of chronic HBV infection. Following the exercise of this option, we would have an exclusive license to commercialize LB80380 for the treatment of chronic HBV infection in North America, Europe, Japan and most other countries in the world other than Korea, India, China and countries in Southeast Asia. We will jointly with LGLS conduct and equally fund the global clinical development of LB80380. We have paid LGLS an option fee of $500,000 and have commenced an interim joint development program during the four-month option period. The option agreement sets forth the key business terms under which we would have the right to access rights to LB80380 for the treatment of HBV and enter into the joint development program, but requires that the parties negotiate in good faith the terms of a definitive agreement no later than April 17, 2004. In the event we cannot reach an agreement with LGLS on the final terms of the definitive agreement by April 17, 2004, our rights under the option agreement will terminate. In addition, LGLS has the right to terminate the option agreement if, as of April 17, 2004, we do not satisfy certain net current assets and net assets criteria. Initially these required us to have at least $60 million in net current assets and at least $64 million in net assets. However, in view of the anticipated net proceeds from this offering, we and LGLS recently amended these criteria such that LGLS would have the right to terminate the option agreement if, as of April 17, 2004, we do not have at least $48 million in net current assets and at least $52 million in net assets. In connection with this reduction, we agreed to shift the timing of specific milestone payments by increasing the initial milestone amount payable to LGLS following the exercise of this option from $2 million to $4 million, and reducing a later-stage milestone payment by $2 million. We cannot guarantee that the net proceeds of this offering will be sufficient to enable us to satisfy these revised asset requirements. The option agreement sets forth the key business terms of the exclusive license and joint development agreement we would enter into with LGLS, including milestone payments, which may total up to $29.5 million, that we will owe to LGLS upon achievement of certain clinical and commercial milestone events. We will owe LGLS royalty payments on net sales of commercialized products within our territories and LGLS will owe us royalty payments on net sales of commercialized products in China.

Daiichi Pharmaceutical Co. Ltd.

      In December 2003, we entered into a collaboration agreement with Daiichi to discover novel compounds against therapeutic targets of Daiichi. We are designing, configuring and running ATLASTM assays to screen the Daiichi targets against a compound collection provided by Daiichi. Under the terms of the agreement, we have received a $400,000 collaboration fee, and will receive additional payments which may total up to $100,000, provided that certain success criteria are met under the collaboration.

Gilead Sciences, Inc.

      In June 2002, we entered into a collaboration agreement with Gilead, as amended in January and February 2003, to discover novel antiviral compounds. Pursuant to the agreement, we designed ATLASTM assays for a key viral target and screened against Gilead’s compound collection. Gilead will have exclusive rights to develop and commercialize any products resulting from compounds discovered in the collaboration, subject to our first right of negotiation in the event that Gilead determines to out-license development and/or commercialization rights to particular products or cease development. We have received and recognized revenue of $371,000 from Gilead through research funding payments and an initial technology access fee, and are entitled to potential clinical milestone payments which may total up to $5.0 million, and royalties on sales of any new drug resulting from the collaboration. There is no guarantee we will receive any milestone or royalty payments under this agreement. We completed performance under the agreement in March 2003.

Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.)

      In December 2002, we entered into an agreement with Valeant and Ribapharm, Inc., which replaced and superceded prior documentation from 1999 and early 2000 relating to our exclusive license from these licensors of six compounds (including isatoribine and ANA246). Under the current agreement, we have an exclusive worldwide license to six antiviral compounds (including isatoribine and ANA246), their prodrugs, metabolites, and the methods of using such compounds, prodrugs and metabolites. We also have the right to receive assignment of the issued patents covering the licensed matter at the time the patents are issued. Under the agreement, we are entitled to receive milestone payments which may total up to $425,000 for each product candidate if certain clinical milestones are achieved. In connection with this agreement we have a minimum royalty commitment of $50,000 and $75,000 for the years ended December 31, 2006 and 2007, respectively, and $100,000 for each of the nine years thereafter.

Sequoia Sciences, Inc.

      In October 2002, we entered into a two-year drug discovery collaboration with Sequoia to identify novel anti-infectives. The collaboration is harnessing Sequoia’s unique library of compounds isolated from natural products using our fully integrated drug discovery and development capabilities. Under the terms of the agreement, we are deploying our proprietary ATLASTM screening technologies to screen Sequoia’s natural product extracts. We are also responsible for lead optimization, development, and, subject to certain pre-existing rights, will have exclusive rights to commercialize any biologically active compounds that result from the collaboration. Pursuant to the terms of the agreement, we provide limited research funding to Sequoia on specific discovery milestones, and owe product milestones which may total up to $1.3 million and a royalty on net sales of commercialized products.

Cerylid Pty Ltd.

      In June 2002, we entered into a two-year strategic partnership with Cerylid for the discovery of novel anti-infective compounds. The partnership utilizes our ATLASTM technology to screen Cerylid’s extensive collection of natural products against our key targets. Under the terms of the agreement, we gained access to Cerylid’s library of unique natural product samples derived predominantly from organisms of Australian origin. We screened the samples against an important anti-infective target using our ATLASTM screening methodologies. Cerylid then used its expertise in natural products chemistry to identify biologically active small molecules in extracts that showed positive results in the screens. Pursuant to the agreement, in return for an access fee and subject to specific third-party rights, we may obtain licenses to specific evaluation compounds in return for predetermined license fees. We are also responsible for advancing compounds through lead optimization, as well as preclinical and clinical development, and have commercialization rights.

European Molecular Biology Laboratory

      We are a party to a January 2001 technology license agreement with the European Molecular Biology Laboratory’s, or EMBL, technology transfer branch, EMBLEM. Performance under the agreement began in May 2000. EMBL is an international research and education institution dedicated to the advancement of biological research in Europe. In exchange for the issuance to EMBL and three consultants based in Europe of an aggregate of 323,413 shares of our common stock, EMBLEM granted us an exclusive, royalty-free worldwide license to certain patents, patent applications and other intellectual property in the field of RNA biology, with the right to sublicense. Further, we have a preemptive right to license further patents or technologies relating to RNA biology that are developed by certain EMBL research teams by May 2004. We have deployed the technology platforms that we licensed from EMBLEM in the identification and validation of numerous drug targets. We ascribed an aggregate value of approximately $378,000 for the acquired technology which is being amortized over a four-year period ending in May 2004.

Manufacturing and Supply

      All of our manufacturing is out-sourced to third parties, with control by our internal managers. We believe there are alternate sources of supply that can satisfy our clinical trial requirements without significant delay or material additional costs. We rely on third-party manufacturers to produce sufficient quantities of isatoribine for use in clinical studies. We intend to continue this practice for any future clinical trials and large-scale commercialization of isatoribine, ANA971 or ANA97X and for any other potential products for which we retain significant development and commercialization rights. All of our current product candidates are small molecule drugs. Historically, these drugs have been simpler and less expensive to manufacture than biologic drugs.

Intellectual Property and Patents

      Our policy is to pursue patents and to otherwise endeavor to protect our technology, inventions and improvements that are commercially important to the development of our business. We also rely upon trade secrets that may be important to the development of our business.

      Our success will depend in large part on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	defend our patents;

•	preserve the confidentiality of our trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

      As of December 31, 2003, we had 36 patents issued in the U.S. and 70 foreign patents. Of these, two of the U.S. patents and approximately 25 of the foreign patents relate to isatoribine and expire in 2007 or 2008. We obtained rights to all of these patents through our agreement with Valeant Pharmaceuticals International. Of these, one of the pending U.S. patents and one of the pending foreign patents relate to ANA971. Two of the U.S. patents and approximately 25 of the foreign patents relate to ATLASTM and expire in 2013 through 2016. In addition, as of December 31, 2003, we had over 100 pending patent applications, both foreign and domestic. The patents and patent applications include coverage of our drug discovery technologies, composition of matter claims as well as method of use claims. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to uses, methods and compositions of matter in order to enhance our intellectual property position in the field of anti-infectives.

      After the patents related to isatoribine expire, we will have no direct means to prevent third parties from making, selling, using or importing isatoribine in the U.S., Europe or Japan. Instead, we expect to rely upon the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity for isatoribine. For NDAs for new chemical entities not previously approved, the Hatch-Waxman Act provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting acceptance or approval of an abbreviated new drug application, or ANDA, from a generic competitor for up to five years after approval of the original NDA. Although statutory market exclusivity in the U.S., Europe and Japan may apply even when the composition of matter patent has already expired, we cannot guarantee that isatoribine will quality for such market exclusivity.

      We intend to aggressively prosecute our patent applications and enforce and defend our patents and otherwise enforce and defend our proprietary technology. Although we believe our rights under patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. Any patents or patent rights that we obtain may be circumvented, challenged or invalidated by our competitors.

      We also rely on trade secrets and proprietary know-how, especially when we do not believe that patent protection is appropriate or can be obtained. Our practice is to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or other relationships with us. These agreements generally provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties. In the case of employees, the agreements generally provide that all discoveries, developments, inventions and other intellectual property conceived or reduced to practice by the individual while employed by us will be our exclusive property. In the case of advisors and consultants, the agreements generally provide that all discoveries, developments, inventions, and other intellectual property conceived or reduced to practice by the individual as a result of performance of services for us and not resulting from research related to work supported by another entity with which the individual is party to a confidentiality agreement, shall be our exclusive property. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy to us in the event of unauthorized disclosure of confidential information or other breaches of the agreements.

Competition

      The biotechnology and pharmaceutical industries are very competitive and subject to rapid and significant technological change. Many of the drugs that we are attempting to discover will be competing with existing therapies. In addition, a number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We believe that a significant number of drugs are currently under development and may become available in the future for the treatment of HCV and HBV. Due to the level of focus on developing treatments for HCV, HBV and for drugs that treat other viral and bacterial infections, ongoing research efforts are intense and new treatments are being sought out and developed by our competitors. Various companies are developing or commercializing products that are used for the treatment of HCV, HBV, and other diseases that we have targeted for product development. Some of these products use therapeutic approaches that may compete directly with our most advanced HCV product candidates or with LB80380. Isatoribine, ANA971 and ANA97X also are subject to competition in the treatment of HCV from a number of products already approved and on the market, including the following: Peg-Intron (pegylated interferon-alpha-2b), Rebetol (ribavirin), and Intron-A (interferon-alpha-2a), which are marketed by Schering-Plough, and Pegasys (pegylated interferon-alpha-2a), Copegus (ribavirin USP), and Roferon-A (interferon-alpha-2a), which are marketed by Roche. One industry source has estimated that sales of Schering Plough’s HCV products were approximately $2.15 billion in 2003 while Roche’s HCV franchise sales were approximately $496 million in 2003. We also face competition from a number of companies working in the field of antibacterials and many antibiotics and other approved products.

      Interferon has been the standard treatment for HCV since the late 1980s. Although interferons show antiviral effects, they have a short half-life requiring frequent dosing and cause numerous side effects. Pegylated interferons were developed to provide an improved dosing regimen with both Pegasys and Peg-Intron approved as once-per-week products. Both products are delivered by injection with Peg-Intron requiring reconstitution before administration. Ribavirin, which is administered orally, is used in combination with interferon products to provide an improved sustained viral response rate, or SVR, over interferon therapy alone. Total sales of ribavirin in 2003 is estimated to have been approximately $838 million.

      Psychiatric reactions, including depression, irritability and anxiety, and flu-like symptoms such as fatigue, pyrexia, myalgia, cough, headache, and rigors as well as neutropenia and thyroid dysfunction are some of the side effects that patients experience when receiving interferon-based therapies. However, due to the nature of HCV infection, patients may not show any symptoms from the HCV itself when they initiate therapy. As a result, experiencing the side effects of interferon-based therapies often makes patients feel sicker than the disease. According to the National Institutes of Health, these side effects have caused discontinuation of treatment in approximately 10-14% of patients. These side effects also require additional drug therapies which increase the cost to the patient. Further, the optimal dose, treatment length and response rates to interferon and ribavirin therapy vary considerably based on HCV genotype as well as the use of monotherapy versus combination therapy.

      Our internal market research analysis leads us to believe that an oral formulation of isatoribine would be well received by patients and physicians and could replace pegylated interferon in certain populations, especially where patient compliance is a concern. Currently available pegylated interferons are presented in a once-a-week injection for 48 weeks, an inconvenient but necessary treatment due to the lack of alternative oral formulations. Once side effects and the inconvenience of once-a-week injections are managed, patients should expect no more than a 50% chance of suppressing the virus, or achieving a SVR, six-months after the end of treatment. In addition to an improved route of administration, product candidates such as isatoribine, with fewer side effects and an improved SVR, would offer significant clinical benefit to HCV patients.

      Current treatments for HBV include interferon-alpha therapy (Intron-A) from Schering-Plough, lamivudine (Zeffix/Epivir HBV) from GlaxoSmithKline, and adefovir (Hepsera) from Gilead. Due to multiple side effects and inconvenient route of administration (injection), interferon-based therapies continue to lose market share to direct antiviral drugs such as Zeffix and Hepsera. Direct antiviral therapies offer an improved treatment alternative due to their improved side effect profile and more convenient oral formulation. However, currently marketed antiviral therapies have significant long term limitations, including the potential for renal toxicity associated with Hepsera, and the emergence of HBV variants resistant to Zeffix.

      Because we have only completed Phase IB clinical trials of isatoribine, and LB80380 is currently only in Phase II clinical trials, it is difficult to predict the efficacy that will be seen of these product candidates in larger, more diverse patient populations. It is also difficult to predict whether these product candidates will be used as single agents or in combination therapies or if these product candidates will cause any toxicity issues, potential side effects or other negative indications associated with their long-term use. During the course of future clinical trials, we may discover that these product candidates are less effective, require unacceptable dosing regimens, or have a similar side effects profile as the profile associated with current therapies. This may result in our product candidates being less advantageous or less desirable from a patient prospective as compared to current therapies for HCV or HBV.

      We face competition from pharmaceutical and biotechnology companies both in the U.S. and abroad. Our competitors may utilize discovery technologies and techniques or partner with collaborators in order to develop products more rapidly or successfully than we or our collaborators are able to do. Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do and far more experience in the discovery and development of product candidates and the commercialization of potential products. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.

      We believe that our ability to compete depends, in part, upon our ability to create, maintain and license scientifically advanced technology. Further, we need to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary technology or processes and secure sufficient capital resources for the substantial time period between technological conception and commercial sales of products based upon our technology.

      We expect that competition among HCV, HBV and antibacterial products approved for sale will be based on various factors, including product efficacy, such as improved SVR, safety, such as reducing negative side effects, reliability, ease of administration (e.g., oral vs. intravenous administration), availability, price, reimbursement status and patent position. Potential competitors may develop treatments for HCV or HBV or other technologies and products that are more effective and/or safer than our product candidates or that would make our technology and product candidates obsolete or non-competitive.

Government Regulations

      We are subject to regulation by the U.S. Food and Drug Administration, or FDA, and comparable regulatory agencies in foreign countries with respect to the development and commercialization of products and services resulting from our drug discovery activities. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, efficacy, labeling, storage, record keeping, advertising and promotion of these products and services.

      As an initial step in the drug approval process of pharmaceuticals an applicant typically conducts preclinical laboratory and animal studies of the product candidate. Following these studies, the applicant will submit an Investigational New Drug, or IND, application to the FDA. Once the IND becomes effective, the applicant can commence clinical studies in the U.S. of the product candidate in humans to determine safety and efficacy. Following clinical studies, the marketing of a new drug requires the filing of a New Drug Application, or NDA, with the FDA and its subsequent approval (similar requirements exist within foreign agencies). The process required by the FDA and comparable agencies before a pharmaceutical or biologic device may be marketed in the U.S. or in any other country generally requires many years and substantial effort and financial resources and approval from the FDA may not be granted in a timely manner, if at all. The time required to satisfy FDA requirements or similar requirements of foreign regulatory agencies may vary substantially based upon the type, complexity and novelty of the product or the targeted disease. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

      Under the FDA’s regulations, the clinical testing program required for marketing approval of a new drug typically involves three sequential phases, which may overlap.

•	Phase I: Studies are conducted on normal, healthy human volunteers to determine safety, dosage tolerance, absorption, metabolism, distribution and excretion. If possible, Phase I studies may also be designed to gain early evidence of effectiveness.

•	Phase II: Studies are conducted on small groups of patients afflicted with a specific disease to gain preliminary evidence of efficacy, to determine the common short-term side effects and risks associated with the substance being tested and to determine dosage tolerance and optimal dosage.

•	Phase III: Involves large-scale studies conducted on disease-afflicted patients to provide statistical evidence of efficacy and safety and to provide an adequate basis for physician labeling.

      Frequent reports are required in each phase and, if unwarranted hazards to subjects are found, the FDA may request modification or discontinuance of clinical testing until further preclinical testing is conducted. Additional testing (Phase IV) may be conducted after FDA approval for marketing is granted and would be designed to evaluate alternative utilizations of drug products prior to their being marketed for such additional utilizations as well as to test for complications resulting from long term exposure not revealed in earlier clinical testing. Phase IV testing is often similar to Phase II evaluation of efficacy testing using a carefully selected clinical population.

      We are currently conducting Phase IB clinical trials of isatoribine in Europe and expect to begin Phase I clinical trials of ANA971 in Europe by March 2004. To date, we have not filed an IND application, or any other applications, with the FDA to conduct clinical trials in the U.S. for any of our product candidates. Any IND application that we submit to the FDA for isatoribine, ANA971 or ANA97X will likely incorporate the results of our European clinical trials of these product candidates. The FDA may reject these clinical trial results based on a determination that the foreign clinical trials were not conducted in accordance with requisite U.S. regulatory standards and procedures. Moreover, the FDA may subject the foreign trial data that we submit to a greater level of scrutiny and we may incur additional costs and delays responding to FDA requests for supplemental information or clarification. If we are unable to obtain FDA approval for any IND, we will not be permitted to conduct clinical trials for isatoribine, ANA971 or any of our other product candidate in the U.S. and ultimately seek or obtain U.S. regulatory approval for commercialization.

Environmental and Safety Matters

      Our research and development involves the controlled use of biological, hazardous and radioactive materials and waste. We are also subject to numerous federal, state and local environmental and safety laws and regulations, including those governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. The cost of compliance with and any violation of these regulations could have a material adverse effect on our business and results of operations. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we cannot assure investors that accidental contamination or injury from these materials will not occur.

      To date, compliance with laws and regulations relating to the protection of the environment has not had a material effect on our capital expenditures or our competitive position. However, we are not able to predict the extent of government regulation, and the cost and effect thereof on our results of operations, which might result from any legislative or administrative action pertaining to environmental or safety matters. In the event of contamination or injury, we could be held liable for substantial damages or penalized with fines in an amount exceeding our resources, and our clinical trials could be suspended. In addition, we may have to incur significant costs to comply with future environmental laws and regulations.

Employees

      As of December 31, 2003, we had 82 full-time employees, including 67 in research and development, seven in management and the balance in general and administrative positions, with 37 of our employees holding Ph.D. degrees. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Properties

      Our headquarters and research and development facilities are located in approximately 47,000 square feet of office and laboratory space in San Diego, California. We lease these facilities under leases, which expire in May 2004. Our aggregate monthly lease obligation for our current San Diego facilities is approximately $139,000. On February 23, 2004, we executed a sixty-two month sub-lease agreement that commences in June 2004 for new headquarters and research and development facilities located in approximately 50,000 square feet in San Diego, California. We believe that our current and planned facilities are adequate to meet our needs for the foreseeable future. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

      We are currently not a party to any material legal proceedings.

Scientific and Clinical Advisors

      We utilize scientists and experts in our target markets to advise us on scientific and medical matters including medicinal chemistry, biochemistry, immunology, molecular and cell biology, pharmacology and clinical trials.

      The following table lists our scientific and clinical advisors:

Name	Title/Affiliation

Spyros Artavanis-Tsakonas, Ph.D.	Director, Developmental Biology and Cancer, Massachusetts General Hospital Cancer Center; Isselbacher-Schwarz Professorship, Department of Cell Biology, Harvard Medical School
Peer Bork, Ph.D.	Coordinator for Structural and Computational Biology, EMBL, Heidelberg, Germany, appointment at the Max Delbruck Center for Molecular Medicine (MDC), Berlin-Buch, Germany
Fritz Bühler, M.D.	Partner, Bear Stearns Health Innovators LP and Professor of Pharmaceutical Medicine and Pathophysiology at the European Center of Pharmaceutical Medicine
David P. Clough, Ph.D.	Member of the Board of Directors for Virtual Development Company Fulcrum; Science Advisory Board member for Cambridge Antibody Technology; Advisor, Abingworth and Schroder
Michael R. Green, M.D., Ph.D.	Director of the Program in Gene Function and Expression, Professor of Molecular Medicine, University of Massachusetts Medical School
Matthias W. Hentze, M.D.	Programme Coordinator and Senior Scientist EMBL, Heidelberg, Germany; Dean of Graduate Studies of the EMBL International Ph.D. Programme; Co-Director of the Molecular Medicine Partnership Unit, University of Heidelberg
Reinhard Lührmann, Ph.D.	Professor of Biochemistry, Director of the Department of Cellular Biochemistry, Max-Planck-Institute for Biophysical Chemistry, Göttingen
Iain Mattaj, Ph.D., FRS, FRSE	Scientific Director of the EMBL, Programme Coordinator of the Gene Expression Programme at EMBL, Heidelberg, Germany
K.C. Nicolaou, Ph.D.	Chairman of the Department of Chemistry, Skaggs Professor of Chemical Biology, and Shiley Chair in Chemistry at The Scripps Research Institute; Professor of Chemistry, Department of Chemistry & Biochemistry, University of California, San Diego
John G. McHutchison, M.D., FRACP	Medical Director, Gastroenterology and Hepatology Research, Duke Clinical Research Institute
Anna Suk-Fong Lok, M.D.	Professor of Medicine, University of Michigan Medical Center, Division of Gastroenterology, Ann Arbor, Michigan

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information regarding our executive officers and directors:

Name	Age	Position

Kleanthis G. Xanthopoulos, Ph.D.	45	Chief Executive Officer, President and Director
Stephen T. Worland, Ph.D.	46	Chief Scientific Officer
Michael J. Kamdar	37	Senior Vice President, Corporate Development and Finance
Devron R. Averett, Ph.D.	54	Senior Vice President, Drug Development
Elizabeth E. Reed, J.D.	33	Senior Director, Legal Affairs and Secretary
Mary Yaroshevsky-Glanville	39	Senior Director, Human Capital
Heidi Henson, CPA	38	Director of Finance
Jason Fisherman, M.D.(1)(2)	47	Chairman of the Board
Charles Cohen, Ph.D.(2)	53	Director
Marios Fotiadis(1)	30	Director
Argeris N. (“Jerry”) Karabelas, Ph.D.(2)(3)	51	Director
Stelios Papadopoulos, Ph.D.	55	Director
George A. Scangos, Ph.D.(1)(3)	55	Director
Christopher A. White	38	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the corporate governance and nominating committee.

      Kleanthis G. Xanthopoulos, Ph.D. has served as our President and Chief Executive Officer and as a Director since May 2000. From 1997 to 2000 he held a variety of positions at Aurora Biosciences Corporation, including Vice President, Genomics & Molecular Biology. Dr. Xanthopoulos was a Section Head of the National Human Genome Research Institute at The National Institutes of Health and is an Onassis Scholar. Dr. Xanthopoulos was a Postdoctoral Research Fellow at the Rockefeller University from 1987 to 1990 and an Associate Professor of Molecular Biology at the Karolinska Nobel Medical Institute, Sweden from 1991 to 1995. Dr. Xanthopoulos is also a member of the board of directors of Odyssey Thera, Inc. Dr. Xanthopoulos received his B.Sc. in Biology with honors from Aristotle University of Thessaloniki, Greece, and received both his M.Sc. in Microbiology and Ph.D. in Molecular Biology from the University of Stockholm, Sweden.

      Stephen T. Worland, Ph.D. has served as our Chief Scientific Officer since March 2001. From 1999 to 2001 he was Vice President, Head of Antiviral Research, at Agouron Pharmaceuticals, a Pfizer Company. Dr. Worland was at Agouron from 1988 through the acquisition of Agouron by Warner-Lambert in 1999, where he held various positions and responsibilities that culminated with him assuming global responsibility for anti-infective strategy as Vice President for Warner-Lambert. At Agouron, Warner-Lambert and Pfizer, Dr. Worland led teams responsible for discovery and clinical development in the areas of HIV, HCV and Rhinovirus. Dr. Worland was a National Institutes of Health Postdoctoral Fellow in Molecular Biology at Harvard University from 1985 to 1988. He received his B.S. in Biological Chemistry from the University of Michigan and his Ph.D. in Chemistry from the University of California, Berkeley.

      Michael J. Kamdar has served as our Senior Vice President, Corporate Development and Finance since February 2004. From August 2001 to February 2004, he served as our Vice President, Corporate Development and Strategy. From 2000 to 2001, he was Senior Director, Business Development at Agouron Pharmaceuticals, a Pfizer Company. Mr. Kamdar was at Agouron from 1994 through 2001, including through the acquisition of Agouron by Warner-Lambert in 1999. Mr. Kamdar held various business development positions and responsibilities at Agouron that culminated with him assuming global responsibility for corporate partnering, in-licensing, technology acquisition and strategic alliance efforts in the anti-infective, oncology and opthomology therapeutic areas. Prior to Agouron, Mr. Kamdar held various product management and new product planning positions for Hybritech, Inc., an Eli Lilly Company, and Centocor Inc. Mr. Kamdar received his B.S. in Biology from St. Joseph’s University and his M.B.A. from Villanova University.

      Devron R. Averett, Ph.D. has served as our Senior Vice President, Drug Development since March 2001 and as our Senior Vice President of Research, Development and Medical from March 2000 to March 2001. From 1996 to 1999, Dr. Averett was Senior Vice President, Research and Development for Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.). Prior to this, Dr. Averett held a variety of positions of increasing responsibility at Glaxo Wellcome and Burroughs Wellcome Co., culminating in global leadership roles in discovery and clinical virology. Dr. Averett received his B.S. in Chemistry and M.S. in Microbiology from the University of Georgia and his Ph.D. in Microbiology and Immunology from the University of North Carolina.

      Elizabeth E. Reed, J.D. has served as our Senior Director, Legal Affairs and Secretary since December 2002, as our Director of Legal Affairs and Secretary from January 2002 through December 2002 and as our Director of Legal Affairs from October 2001 through January 2002. Prior to joining us, Ms. Reed was associated with the law firm of Cooley Godward LLP from 1998 to 2001. Prior to Cooley Godward, Ms. Reed was associated with the law firm of Brobeck, Phleger & Harrison LLP. Ms. Reed is a member of the State Bar of California and received her B.S. in Business Administration from the University of California, Berkeley and holds a J.D. from Harvard Law School.

      Mary Yaroshevsky-Glanville has served as our Senior Director, Human Capital since August 2002 and as our Director of Human Capital from April 2001 to August 2002. From 2000 to 2001, Ms. Yaroshevsky-Glanville served as Director of Human Resources at Inflazyme Inc. Previously, Ms. Yaroshevsky-Glanville served as Director of Human Resources at Inex Pharmaceuticals Corp. from 1995 to 2000 and as Manager, Human Resources and Office Administration from 1994 through 1995. Prior to joining Inex, she held personnel and human resources positions at HBC, Inc. Ms. Yaroshevsky-Glanville has a Human Resources Management Certificate from the British Columbia Institute of Technology, has received a Certified Human Resources Professional designation from the Human Resources Management Association, and holds a B.Sc. in Computer Information System Management from the DeVry Institute of Technology.

      Heidi Henson, CPA has served as our Director of Finance since January 2003, and as Controller from November 2002 to January 2003. From 1996 to 2002, Ms. Henson worked at Fair Isaac Corporation, a publicly traded company which was formerly HNC Software Inc., where she held a variety of positions including: Director, Internal Audit; Controller for the eHNC division; Assistant Corporate Controller; Financial Reporting Manager; and Senior Financial Analyst. From March 1996 to August 1996, Ms. Henson served as Financial Analyst for Alaris Medical Systems, Inc., which was formerly IVAC Medical Systems, Inc., and from 1992 to 1996 she was an auditor with PricewaterhouseCoopers LLP. Ms. Henson received her Bachelor of Accountancy from the University of San Diego and is a Certified Public Accountant.

      Jason S. Fisherman, M.D. has served as our Chairman of the Board since July 2000 and as a member of our board of directors since March 1996. Dr. Fisherman is a Managing Director at Advent International, a global venture capital firm where he specializes in biotechnology and emerging pharmaceutical investments. From 1991 to 1994, Dr. Fisherman served as Senior Director of Medical Research for Enzon, Inc. and previously managed the clinical development of a number of oncology drugs at the National Cancer Institute. Dr. Fisherman is currently a director of Exelixis Inc. and ILEX Oncology, Inc. as well as several private healthcare companies. He received his M.D. from the University of Pennsylvania and his M.B.A. from Wharton.

      Charles M. Cohen, Ph.D. has served as a member of our board of directors since May 2000. Since May 2003, Dr. Cohen has been a partner at Advent International, a global venture capital firm. Currently

Dr. Cohen is the Chairman, Supervisory Board of Cellzome AG, a post-genomics biopharmaceutical company. From 2000 to 2002, Dr. Cohen was the Chief Executive Officer of Cellzome AG. Before this, Dr. Cohen co-founded Creative BioMolecules, Inc., a biotechnology company, in 1982 and was a director and its Chief Executive Officer from 1985 to 1995. Dr. Cohen serves on the board of directors of several companies including Exelixis, Inc., Xenon Genetics, Inc., Cellzome AG, Aureon BioSciences Corp. and Archemix Corp. He has been the Chief Executive Officer of several companies. He received his Ph.D. from New York University School of Medicine.

      Marios Fotiadis has served as a member of our board of directors since September 2002. From September 2002 to November 2003, Mr. Fotiadis served as the designee of SG Capital Partners L.L.C. to our board of directors. Since November 2003, Mr. Fotiadis has served as an independent director. Mr. Fotiadis joined SG Capital Partners in 1999 and oversaw its portfolio in life sciences. Mr. Fotiadis recently resigned from SG Capital Partners and is currently a Venture Partner at Advent International and the Interim CEO of Achillion Pharmaceuticals, an Advent portfolio company, where he also serves on the board of directors. Prior to 1999, Mr. Fotiadis was an investment banker focusing on mergers and acquisitions transactions with SG Cowen, an entity related to SG Capital Partners. Mr Fotiadis holds a B.S.B.A. degree cum laude in Business Administration from the Daniels College of Business at the University of Denver.

      Argeris N. (“Jerry”) Karabelas, Ph.D. has served as a member of our board of directors since June 2002. Since January 2002, Dr. Karabelas has been a Partner at Care Capital. Prior to joining Care Capital, he was Chief Executive Officer of Novartis Pharmaceuticals AG and was Head of Healthcare for Novartis AG from 1997 to 2000. He joined Novartis from SmithKline Beecham where he served as Executive Vice President, Worldwide Pharmaceuticals. Dr. Karabelas was the founder and Chairman of the Novartis Bio Venture Fund from 2000 until 2001. He is a member of the Scientific Advisory Council of the Massachusetts General Hospital, a member of the Visiting Committee for Health Sciences and Technology at Massachusetts Institute of Technology, a director of SykePharma Plc, Human Genome Sciences, Inc., Nitromed, Inc., Halsey Pharmaceuticals, Inc., and Renovo Ltd., founder and Chairman of Vanda Pharmaceuticals, Inc., and Chairman of the Scientific Advisory Board of Epigenesis Pharmaceuticals, Inc. He is also a Trustee of the Fox Chase Cancer Center. Dr. Karabelas holds a Ph.D. in Pharmacokinetics from the Massachusetts College of Pharmacy.

      Stelios Papadopoulos, Ph.D. has served as a member of our board of directors since May 2000. Dr. Papadopoulos is a Vice Chairman of SG Cowen Securities Corporation and has been an investment banker at SG Cowen focusing on the biotechnology and pharmaceutical sectors since 2000. SG Cowen is an underwriter of this offering. Dr. Papadopoulos was an investment banker at PaineWebber Incorporated from 1987 to 2000, most recently serving as Chairman of Paine Webber Development Corp, a PaineWebber subsidiary focusing on biotechnology. Prior to joining PaineWebber Incorporated in 1987, he was a Vice President in the Equity Research Department of Drexel Burnham Lambert covering the biotechnology industry and prior to that a biotechnology analyst at Donaldson, Lufkin & Jenrette. Before coming to Wall Street, Dr. Papadopoulos was on the faculty of the Department of Cell Biology at New York University Medical Center. He continues his affiliation with New York University Medical Center as an Adjunct Associate Professor of Cell Biology. Dr. Papadopoulos holds a Ph.D. in biophysics and an M.B.A. in finance, both from New York University. He is co-founder and a member of the board of directors of Exelixis, Inc., co-founder and Chairman of the Board of Cellzome Inc., as well as a director of GenVec, Inc. and Structural GenomiX, Inc. In the not-for-profit sector, he is co-founder and Chairman of Fondation Santé.

      George A. Scangos, Ph.D. has served as a member of our board of directors since October 2003. Since 1996, Dr. Scangos has been President and Chief Executive Officer of Exelixis, Inc. From 1993 to 1996, Dr. Scangos served as President of Biotechnology at Bayer Corporation. At Bayer, he held several positions, including Senior Vice President of Research and Development for Bayer’s pharmaceutical division and then President of Bayer Biotechnology. As President of Bayer Biotechnology, Dr. Scangos was responsible for 1,100 employees in research and development, business development, process development, manufacturing, engineering, and quality assurance. Prior to Bayer, Dr. Scangos was on the faculty of The

Johns Hopkins University where he now holds an appointment as Adjunct Professor of Biology. He serves on the Board of Visitors at the University of California, San Francisco School of Pharmacy, the Board of Overseers at the University of California, Davis Medical School and the boards of directors at Entelos, Inc., Onyx Pharmaceuticals and Exelixis. Dr. Scangos holds a Ph.D. in Microbiology from the University of Massachusetts and was a Jane Coffin Childs Postdoctoral Fellow.

      Christopher A. White has served as a member of our board of directors since November 2003. Mr. White is a director of SG Capital Partners L.L.C. where he focuses on venture investments, and serves as its designee to our board of directors. In addition, he was a director of SG Cowen Equity Capital Markets Group from 1999 to 2003 where he focused on emerging growth companies. SG Cowen is an underwriter of this offering. He joined SG Cowen from Salomon Smith Barney where he was a Vice President of the Equity Capital Markets Group from 1997 to 1999. Prior to 1997, Mr. White was an attorney associated with the law firms Brown Rudnick Freed & Gesmer and Lord Day & Lord, Barrett Smith. Mr. White is also a member of the board of directors of Day International Group, Inc., Marketswitch Corporation, Achillion Pharmaceuticals, Inc. and Coleman Floor Company. Mr. White received a B.A. from Amherst College and holds a J.D. from the University of Michigan Law School.

Board Composition

      Our board of directors is authorized to have eight members and currently consists of eight directors. Mr. White, who currently serves as a member of our board of directors, has submitted his resignation from our board of directors, which will be effective immediately upon the effectiveness of this offering. Upon his resignation, one of our authorized board seats will be vacant. Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Dr. Xanthopoulos and Dr. Cohen, and whose term will expire at the first annual meeting of stockholders following the completion of this offering;

•	Class II, which will consist of Dr. Fisherman, Dr. Karabelas and Mr. Fotiadis, and whose term will expire at the second annual meeting of stockholders following the completion of this offering; and

•	Class III, which will consist of Dr. Papadopoulos and Dr. Scangos, and whose term will expire at the third annual meeting of stockholders following the completion of this offering.

      At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on election of directors.

Board Committees

      Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

      Our audit committee oversees our corporate accounting and financial reporting process. The audit committee consists of Mr. Fotiadis, Dr. Fisherman and Dr. Scangos, each of whom is an independent member of our board of directors as defined by applicable Securities and Exchange Commission, or SEC, rules and the Nasdaq National Market listing standards. The functions of this committee include, among other things:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	engaging our independent auditors;

•	reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

•	reviewing our financial plans and reporting recommendations to our full board for approval and to authorize action.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

Compensation Committee

      Our compensation committee consists of Dr. Fisherman, Dr. Cohen and Dr. Karabelas. The functions of this committee include, among other things:

•	determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	administering the issuance of stock options and other equity incentive arrangements under our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

Governance and Nominating Committee

      Our corporate governance and nominating committee consists of Dr. Karabelas and Dr. Scangos. The functions of this committee include, among other things:

•	developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board;

•	developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	recommending to our board of directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors or any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

      We currently do not pay any cash compensation to our directors. Directors are reimbursed for reasonable out-of-pocket expenses in connection with attending meetings of our board of directors and committees of the board of directors. In October 2003, we granted an option to purchase 19,608 shares of our common stock to George A. Scangos, Ph.D. In November 2003, we granted options to purchase 19,608 shares of our common stock to each of our other non-employee directors, Charles Cohen, Ph.D., Jason Fisherman, M.D., Marios Fotiadis, Argeris N. (“Jerry”) Karabelas, Ph.D., Stelios Papadopoulos, Ph.D. and Christopher A. White. All of these options were granted under our 2002 Equity Incentive Plan and vest at the rate of 25% one year after the date of grant with the remaining portion vesting at the rate of  1/36 per month thereafter.

      Effective upon the completion of this offering, we will adopt our 2004 Non-Employee Directors’ Stock Option Plan to provide for the automatic grant of options to purchase 20,000 shares of common stock to non-employee directors who join the board of directors after the completion of this offering, and annual grants of 5,000 shares of our common stock to each of our non-employee directors, which in each case shall vest monthly over three years. In addition, all of our directors are eligible to participate in our 2004 Equity Incentive Plan, and following the completion of this offering, our employee directors will be eligible to participate in our 2004 Employee Stock Purchase Plan. For a more detailed description of these plans, see “Employee Benefit Plans.”

Executive Compensation

      The following table provides information regarding the compensation earned during the fiscal years ended December 31, 2002 and 2003 by our Chief Executive Officer and our other four most highly compensated executive officers. We refer to our Chief Executive Officer and these other executive officers as our “named executive officers” in this prospectus.

Summary Compensation Table

				Long-Term
				Compensation

		Annual Compensation		Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Options(#)	Compensation(2)

Kleanthis G. Xanthopoulos, Ph.D.	2003	$330,000	$150,000	176,471	$169,382	(3)
President and Chief Executive Office	2002	315,000	120,000	—	100,000	(4)
and Director
Stephen T. Worland, Ph.D.	2003	235,000	85,000	70,588	—
Chief Scientific Officer	2002	225,000	72,000	—	50,000	(4)
Michael J. Kamdar	2003	190,000	38,000	21,569	—
Senior Vice President, Corporate	2002	169,951	40,000	—	—
Development and Finance
Devron R. Averett, Ph.D.	2003	205,000	45,000	19,773	—
Senior Vice President,	2002	200,000	45,000	—	—
Drug Development
Elizabeth E. Reed	2003	145,000	36,000	8,824	—
Senior Director, Legal Affairs and	2002	130,000	32,500	—	—
Secretary

(1)	These amounts represent bonuses earned during the fiscal year ended December 31, 2002 and 2003, respectively. Annual bonuses earned during a fiscal year are paid in the first quarter of the subsequent fiscal year.

(2)	In accordance with the rules of the Securities and Exchange Commission, or SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus disclosed in this table.

(3)	Represents forgiveness of principal and interest on $147,500 loan. For more information regarding this loan, please see “Certain Relationships and Related Transactions — Other Related Party Transactions.”

(4)	These amounts represent special performance-based cash bonuses paid to Dr. Xanthopoulos and Dr. Worland in 2002.

Stock Option Grants in Last Fiscal Year

      The following table sets forth information regarding grants of stock options to each of the named executive officers during 2003. During the fiscal year ended December 31, 2003, we granted stock options to purchase 581,527 shares of our common stock under our 2002 Equity Incentive Plan, including grants to executive officers. All options were granted at the fair market value of our common stock as determined by our board of directors or compensation committee, as applicable, on the date of grant. Generally, 25% of the shares subject to options vest one year from the date of hire and the remainder of the shares vest in equal monthly installments over the 36 months thereafter. Options expire ten years from the date of grant.

	Individual Grants

		Percentage			Potential Realizable Value at
		of Total			Assumed Annual Rate of
	Number of	Options			Stock Price Appreciation for
	Shares of	Granted to			Option Term(1)
	Common	Employees	Price Per	Expiration
Name	Stock	in 2003	Share	Date	5%	10%

Kleanthis G. Xanthopoulos, Ph.D.	176,471	30.3%	$2.95	2/12/13	$1,491,180	$2,684,124
Stephen T. Worland, Ph.D.	70,588	12.1%	2.95	2/12/13	596,469	1,073,643
Michael J. Kamdar	21,569	3.7%	2.95	2/12/13	182,258	328,064
Devron R. Averett, Ph.D.	19,608	3.4%	2.95	2/12/13	165,688	298,238
	165	—	2.95	12/7/13	1,394	2,510
Elizabeth E. Reed	8,824	1.5%	2.95	2/12/13	74,563	134,213

(1)	Potential realizable value is based upon the initial public offering price of our common stock of $7.00. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts per share representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC based on the initial public offering price of $7.00 per share and do not represent our estimate or projection of the future stock price.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2003 by each of the named executive officers. The value of unexercised in-the-money options at December 31, 2003, is calculated based on the initial public offering price of $7.00 per share of our common stock, less the per share exercise price, multiplied by the number of shares issued upon exercise of the options, without taking into account any taxes that may be payable in connection with the option exercise. Options shown as exercisable in the table below are immediately exercisable, but we have the right to purchase the shares of unvested common stock underlying some of these options upon termination of the holder’s employment with us.

			Number of Securities
			Underlying		Value of Unexercised
			Unexercised Options at		In-the-Money Options at
	Shares		December 31, 2003		December 31, 2003
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Kleanthis G. Xanthopoulos, Ph.D.	—	$—	62,501	113,970	$253,129	$461,579
Stephen T. Worland, Ph.D.	—	—	92,401	174,265	374,224	705,773
Michael J. Kamdar	—	—	25,939	34,846	105,053	141,126
Devron R. Averett, Ph.D.	—	—	78,660	13,662	40,199	52,439
Elizabeth E. Reed	—	—	9,525	11,064	38,576	44,809

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Agreements Relating to Severance Arrangements

      In June 2000, we entered into a letter agreement relating to severance arrangements with Kleanthis G. Xanthopoulos, Ph.D., our President and Chief Executive Officer and a director. The agreement provides that Dr. Xanthopoulos is an at will employee, which means he or we can terminate his employment at any time, with or without cause. The agreement also provides that Dr. Xanthopoulos is entitled to an amount equal to 12 months of his base salary, payable in a lump sum, following the termination of his employment if we terminate his employment other than for cause (as defined in the agreement) or if Dr. Xanthopoulos terminates his employment with us as a result of a constructive termination (as defined in the agreement). Alternatively, if within two years of the date on which we experience a change of control (as defined in the agreement), we terminate Dr. Xanthopoulos other than for cause or if Dr. Xanthopoulos terminates his employment with us as a result of a constructive termination, he will be entitled to a lump sum payment equal to (i) the greater of 18 months of his annual base salary at the time of the termination or 150% of his annual base salary immediately prior to the change of control, plus (ii) the greater of 100% of his target bonus in effect immediately prior to the change of control or an average of the his three most recent bonuses prior to the termination.

      A termination entitling Dr. Xanthopoulos to a severance payment described above will also entitle Dr. Xanthopoulos and his family to full coverage for one year (or 18 months if the termination occurs following a change in control) under our employee welfare benefit plans and any other employee benefit program or arrangement in which he was entitled to participate prior to his termination. Further, upon termination of Dr. Xanthopoulos by us other than for cause or by him as a result of a constructive termination, all of Dr. Xanthopoulos’ unvested stock options would vest and become immediately exercisable, and all of his stock options would remain exercisable for the full term of such options. In addition, Dr. Xanthopoulos would be entitled to reasonable outplacement services for a period of six months at our expense.

      In June 2000, we entered into a letter agreement relating to severance arrangements with Devron Averett, Ph.D., our Senior Vice President, Drug Development. The agreement provides that Dr. Averett is an at will employee and is entitled to an amount equal to nine months of his base salary, payable in a lump sum, following the termination of his employment if we terminate his employment other than for cause (as defined in the agreement) or if Dr. Averett terminates his employment with us as a result of a constructive termination (as defined in the agreement). Alternatively, if within two years of the date on which we experience a change of control (as defined in the agreement), we terminate Dr. Averett other than for cause or if Dr. Averett terminates his employment with us as a result of a constructive termination, he will be entitled to a lump sum payment equal to (i) the greater of 12 months of his annual base salary at the time of the termination or his annual base salary immediately prior to the change of control, plus (ii) the greater of 100% of his target bonus in effect immediately prior to the change of control or an average of the his three most recent bonuses prior to the termination.

      A termination entitling Dr. Averett to a severance payment described above will also entitle Dr. Averett and his family to full coverage for nine months (or 12 months if the termination occurs following a change in control) under our employee welfare benefit plans and any other employee benefit program or arrangement in which he was entitled to participate prior to his termination. Further, upon termination of Dr. Averett by us other than for cause or by him as a result of a constructive termination, all of Dr. Averett’s unvested stock options would vest and become immediately exercisable, and all of his stock options would remain exercisable for the full term of such options. In addition, Dr. Averett would be entitled to reasonable outplacement services for a period of six months at our expense.

      In November 2003, we entered into letter agreements relating to severance arrangements with Stephen T. Worland, Ph.D., our Chief Scientific Officer, Michael J. Kamdar, our Senior Vice President, Corporate Development and Finance and Elizabeth E. Reed, our Senior Director, Legal Affairs and Secretary. These agreements provide that each of Dr. Worland, Mr. Kamdar and Ms. Reed, as applicable, is an at will employee and is entitled, in the case of Dr. Worland or Mr. Kamdar, to an amount equal to 12 months of his base salary, or in the case of Ms. Reed, six months of her base salary, payable in a lump sum, following the termination of his or her employment if we terminate his or her employment other than for cause (as defined in the agreements) or if Dr. Worland, Mr. Kamdar or Ms. Reed, as applicable, terminates his or her employment with us as a result of a constructive termination (as defined in the agreements). A termination entitling Dr. Worland, Mr. Kamdar or Ms. Reed to a severance payment described above will also entitle Dr. Worland and his family, Mr. Kamdar and his family or Ms. Reed and her family, as the case may be, to full coverage for nine months under our employee welfare benefit plans and any other employee benefit program or arrangement in which he or she was entitled to participate prior to his or her termination. Dr. Worland, Mr. Kamdar or Ms. Reed, as applicable, also would be entitled to reasonable outplacement services for a period of six months at our expense. In addition, in the event we experience a change of control (as defined in the agreements), and we terminate Dr. Worland, Mr. Kamdar or Ms. Reed’s employment, as applicable, other than for cause or Dr. Worland, Mr. Kamdar or Ms. Reed, as applicable, terminates his or her employment with us as a result of a constructive termination, the unvested portion of their respective outstanding stock options (except as described below) would vest and become immediately exercisable. In addition, pursuant to the terms of an offer letter between Dr. Worland and us dated in February 2001, in the event we experience a change of control (as defined in the agreements), the unvested portion of Dr. Worland’s initial stock option grant to purchase 196,078 shares of our common stock would vest and become immediately exercisable. Pursuant to the terms of an offer letter between Mr. Kamdar and us dated in March 2001, in the event we experience a change of control, the unvested portion of Mr. Kamdar’s initial stock option grant to purchase 39,216 shares of our common stock would vest and become immediately exercisable. Pursuant to the terms of an offer letter between Ms. Reed and us dated in October 2001, in the event we experience a change of control, the unvested portion of Ms. Reed’s initial stock option grant to purchase 11,765 shares of our common stock would vest and become immediately exercisable.

      These letter agreements relating to severance arrangements do not provide a specific term but govern the employment arrangement between each of Dr. Xanthopoulos, Dr. Averett, Dr. Worland, Mr. Kamdar and Ms. Reed, as applicable, and us during their employment with us.

Employee Benefit Plans

2004 Equity Incentive Plan

      We approved in January 2004 and our stockholders approved in February 2004 the 2004 Equity Incentive Plan, or the 2004 Plan, to become effective upon the effective date of this offering. The 2004 Plan will terminate in January 2014 unless our board of directors terminates it earlier. The 2004 Plan provides for the grant of the following:

•	incentive stock options, as defined under the Internal Revenue Code, which may be granted solely to our employees, including officers, and

•	nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock awards and other stock awards, which may be granted to our directors, consultants or employees, including officers.

Share Reserve

      We have not reserved any additional shares of our common stock for issuance under the 2004 Plan. The initial share reserve under our 2004 Plan will equal the number of shares of our common stock reserved under our 2002 Plan that remain available for future stock awards at the time of its termination, which will occur upon the effectiveness of this offering. This amount will be increased annually on September 1, from 2004 until 2013, by the lesser of (i) 3.5% of the fully-diluted shares of common stock outstanding on each such date or (ii) 1,000,000 shares of common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased. In addition, the share reserve under the 2004 Plan will be increased from time to time by a number of shares of common stock equal to those shares of common stock that are issuable pursuant to stock awards outstanding under the 2002 Plan as of the effective date of this offering (up to approximately 818,136 shares) and that, but for the termination of the 2002 Plan as of the effective date of this offering, would otherwise have reverted to the share reserve of the 2002 Plan upon the termination or expiration of those stock awards.

      Shares subject to options and stock awards that have expired or otherwise terminated under the 2004 Plan without having been exercised in full again become available for the grant of awards under the 2004 Plan. Shares issued under the 2004 Plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a “net exercise”, the number of shares that are not delivered to the participant shall again become available for the grant of awards under the 2004 Plan. If the exercise of any stock award is satisfied by tendering shares of common stock held by the participant, the number of shares tendered shall again become available for the grant of awards under the 2004 Plan. The maximum number of shares of common stock that may be issued under the 2004 Plan subject to incentive stock options is 10,000,000 shares.

Administration

      The 2004 Plan will be administered by our board of directors, who may in turn delegate authority to administer the 2004 Plan to a committee. Subject to the terms of the 2004 Plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or its authorized committee will also determine the exercise price of options granted under the 2004 Plan and, with the consent of any adversely affected optionholder, may reprice such options, which includes reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award, or any other action that is treated as a repricing under generally accepted accounting principals. Subject to the terms of the 2004 Plan, our board of directors may delegate to one or more of our officers the authority to grant stock awards to our other officers and employees. Such officer would be able to grant only the total number of stock awards specified by our board of directors, and such officer would not be allowed to grant a stock award to himself or herself.

Stock Options

      Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option shall be determined by our board of directors or its authorized committee. Options granted under the 2004 Plan vest at the rate specified in the option agreement.

      In general, the term of stock options granted under the 2004 Plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide for earlier or later termination, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service relationship ends. If an optionee’s service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. If an optionee’s relationship with us, or any affiliate of ours, ceases with cause, the option will terminate at the time the optionee’s relationship with us ceases. In no event may an option be exercised after its expiration date.

      Acceptable consideration for the purchase of common stock issued under the 2004 Plan will be determined by our board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by our board of directors.

      Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Limitations

      Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power, or any parent or subsidiary of ours unless the following conditions are satisfied:

•	the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	the term of any incentive stock option award must not exceed five years from the date of grant.

      No person may be granted options under the 2004 Plan covering more than 1,000,000 shares of common stock in any calendar year.

Restricted Stock Awards

      Restricted stock awards are purchased through a restricted stock award agreement. Restricted stock awards may include stock bonus awards that may be awarded in consideration for the recipient’s past services for us. Subject to certain limitations, the purchase price for restricted stock awards must be at least the par value of our common stock. The purchase price for a restricted stock award may be payable in cash, by services rendered to us, or any other form of legal consideration approved by our board of directors. Common stock acquired under a restricted stock award agreement may be subject to a share repurchase option in our favor in accordance with a vesting schedule. If a restricted stock award recipient’s service relationship with us terminates, we may reacquire all of the shares of our common stock issued to the recipient pursuant to a restricted stock award which have not vested as of the date of termination. Rights to acquire shares under a restricted stock award may be transferred to the extent provided in the restricted stock award agreement so long as the common stock awarded under the restricted stock award agreement remains subject to the terms of such agreement.

Stock Appreciation Rights

      Stock appreciation rights are granted through a stock appreciation right agreement. Each stock appreciation right is denominated in share equivalents. The strike price of each stock appreciation right is determined by our board of directors or its authorized committee at the time of grant of the stock appreciation right. Our board of directors or its authorized committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. If a stock appreciation right recipient’s relationship with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide for earlier or later termination.

Phantom Stock Awards

      Phantom stock awards are purchased through a phantom stock award agreement. Subject to certain limitations, the consideration, if any, for phantom stock awards must be at least the par value of our common stock. The consideration for a phantom stock award may be payable in any form permitted under applicable laws. Our board of directors may impose any restrictions or conditions upon the vesting of phantom stock awards, or that delay the delivery of the consideration after the vesting of phantom stock awards, that it deems appropriate. Phantom stock award may be settled in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. Dividend equivalents may be credited in respect of shares covered by a phantom stock award, as determined by our board of directors. At the discretion of our board of directors, such dividend equivalents may be converted into additional shares covered by the phantom stock award. If a phantom stock award recipient’s service relationship with us terminates, any unvested portion of the phantom stock award is forfeited upon the recipient’s termination of service.

Other Stock Awards

      Other forms of stock awards based on our common stock may be granted either alone or in addition to other stock awards under the 2004 Plan. Our board of directors has sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards.

Corporate Transactions

      In the event of certain corporate transactions, all outstanding stock awards under the 2003 Plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. A stock award may be subject to acceleration of vesting in the event of a change in control as may be provided in the applicable stock option award agreement or other written agreement between the award recipient and us.

Plan Amendments

      Our board of directors will have authority to amend or terminate the 2004 Plan. No amendment or termination of the 2004 Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent stockholder approval is necessary to satisfy applicable law, no amendment to the 2004 Plan shall be effective unless approved by our stockholders.

2002 Equity Incentive Plan

      We adopted in February 2002 and our stockholders approved in June 2002 the 2002 Equity Incentive Plan, or the 2002 Plan. The 2002 Plan amends and restates our former 1994 Stock Option Plan and 1998 Equity Incentive Plan and governs the terms of all stock options that we granted under those prior plans. The 2002 Plan will terminate on the effective date of this offering, and we intend to grant all future stock awards under our 2004 Plan and our 2004 Non-Employee Directors’ Stock Option Plan. However, all stock options or other stock awards outstanding on the termination of the 2002 Plan will continue to be governed by the terms of the 2002 Plan. We have provided for the rollover into our 2004 Plan, from time to time, of all shares reserved but not ultimately issued under the 2002 Plan. The 2002 Plan provides for the grant of the following:

•	incentive stock options, as defined under the Code, which may be granted solely to our employees, including officers; and

•	nonstatutory stock options, stock bonuses and rights to acquire restricted stock, which may be granted to our directors, consultants or employees, including officers.

Share Reserve

      An aggregate of 1,975,583 shares of our common stock are reserved for issuance under the 2002 Plan. Options to purchase an aggregate of 1,157,447 shares of our common stock were outstanding under the 2002 Plan as of December 31, 2003. Shares subject to stock options that have expired or otherwise terminated under the 2002 Plan without having been exercised in full have become available again for the grant of awards under the 2002 Plan. Shares issued under the 2002 Plan may be previously unissued shares or reacquired shares bought in the market or otherwise.

Administration

      The 2002 Plan will continue to be administered by our board of directors or our compensation committee, which has been delegated authority by the board of directors to administer the 2002 Plan. Subject to the terms of the 2002 Plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or its authorized committee will also determine the exercise price of options granted under the 2002 Plan. In addition, in the event that we decide to grant additional stock awards under the 2002 Plan, subject to the terms of the 2002 Plan, our board of directors may delegate to one or more of our officers the authority to grant stock awards to our other officers and employees. Such officer would be able to grant only the number of stock awards specified by resolution of our board of directors, and such officer would not be allowed to grant a stock award to himself or herself. In addition, our board may not delegate to an officer the authority to determine the option price of any options granted under the 2002 Plan.

Stock Options

      Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 2002 Plan vest at the rate specified in the option agreement.

      In general, the term of stock options granted under the 2002 Plan may not exceed ten years. However, certain of the options that we granted under our former 1994 Stock Option Plan were issued for a term of fifteen years. Unless the terms of an optionee’s stock option agreement provide for later termination, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to six months, or twelve months in the event of death, after the date such service relationship ends. If we, or our affiliate, terminate an optionee for cause, such optionee’s stock options terminate immediately upon the termination of the optionee and may not be exercised by the optionee after such termination. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability, death or a termination for cause, the optionee may exercise any vested options up to 30 days from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event may an option be exercised after its expiration date.

      Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Limitations

      Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power, or any parent or subsidiary of ours, unless the following conditions are satisfied:

•	the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	the term of any incentive stock option award must not exceed five years from the date of grant.

      In addition, no nonstatutory stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power, or any affiliate, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant.

Stock Bonus Awards

      A stock bonus award may be awarded in consideration for the recipient’s past services performed for us. If a stock bonus recipient’s service relationship with us terminates, we may reacquire all of the shares of our common stock issued to the recipient pursuant to a stock bonus award which have not vested as of the date of termination. Rights to acquire shares under a stock bonus award granted prior to the date on which our common stock is approved for listing or designation on a securities exchange or interdealer quotation system may not be transferred other than by will or by the laws of descent and distribution. Rights to acquire shares under a stock bonus award granted after that time may only be transferred to the extent provided in the stock bonus award agreement.

Restricted Stock Awards

      Restricted stock awards are purchased through a restricted stock purchase agreement. Subject to certain limitations, the purchase price for restricted stock awards must be at least 85% of the fair market value of the common stock on the date of grant or at the time the purchase is consummated, or 100% of the fair market value if the recipient of the restricted stock award possesses more than 10% of our total combined voting power, or any parent or subsidiary of ours. The purchase price for a restricted stock award may be payable in cash, a deferred payment arrangement, or any other form of legal consideration approved by our board of directors. Rights to acquire shares under a restricted stock award may not be transferred other than by will or by the laws of descent and distribution.

Right of Repurchase

      We may specify in any stock award granted under the 2002 Plan that such stock award is subject to a right of repurchase on our behalf. Our right of repurchase permits us to repurchase a vested stock award for an amount designated in the stock award, which is either the fair market value of the stock award at the time of repurchase or an amount not less than the original purchase price paid by the recipient of such stock award. If our right of repurchase permits us to repurchase a stock award for the fair market value of the stock award at the time of the repurchase, then we must generally exercise our right of repurchase within 90 days of the termination of the stock award holder’s relationship with us, and our right of repurchase expires when our stock becomes publicly traded. If our right of repurchase permits us to repurchase a stock award at the original purchase price paid for such stock award, then our right of repurchase shall lapse at a rate of 20% per year over the five years after such stock award is granted, and we must exercise our right to repurchase within 90 days of the termination of the stock award holder’s relationship with us.

Corporate Transactions/ Change in Control

      In the event of certain corporate transactions, all outstanding stock awards under the 2002 Plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. A stock award may be subject to acceleration of vesting in the event of a change in control as may be provided in the applicable stock option award agreement or other written agreement between the award recipient and us.

2004 Non-Employee Directors’ Stock Option Plan

      We approved in January 2004 and our stockholders approved in February 2004 our 2004 Non-Employee Directors’ Stock Option Plan, or the 2004 Director Plan, to become effective upon the effective date of this offering. The 2004 Director Plan will terminate at the discretion of our board of directors. The 2004 Director Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

Share Reserve

      An aggregate of 125,000 shares of our common stock are reserved for issuance under the 2004 Director Plan. This amount will be increased annually on September 1, from 2004 until 2013, by the lesser of (i) 0.5% of the fully-diluted shares of common stock outstanding on each such date or (ii) 300,000 shares of common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased.

      Shares subject to stock options that have expired or otherwise terminated under the 2004 Director Plan without having been exercised in full again become available for the grant of awards under the 2004 Director Plan. Shares issued under the 2004 Director Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration

      The 2004 Director Plan will be administered by our board of directors, who may in turn delegate authority to administer the 2004 Director Plan to a committee.

Stock Options

      Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the 2004 Director Plan will be equal to 100% of the fair market value of the common stock on the date of grant. Our board of directors has discretion to determine the vesting schedule of the initial grants and annual grants. Initial grants and annual grants are expected to vest at the rate of 1/36th each month after the date of grant.

      In general, the term of stock options granted under the 2004 Director Plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide for earlier or later termination, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service relationship ends. If an optionee’s service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event may an option be exercised after its expiration date.

      Acceptable consideration for the purchase of common stock issued under the 2004 Director Plan may include cash or check, common stock previously owned by the optionee or a program developed under Regulation T as promulgated by the Federal Reserve Board.

      Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution. An optionee may transfer an option with our written consent provided a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Automatic Grants

      Any person who becomes a non-employee director after the completion of this offering will automatically be granted an option to purchase 20,000 shares of common stock, or the initial grant upon his or her election.

      In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders will be automatically granted, on the annual meeting date, an option to purchase                     shares of common stock, or the annual grant. However, the size of an annual grant made to a non-employee director who has served for less than 12 months at the time of the annual meeting will be reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a non-employee director.

Corporate Transactions/Change of Control

      In the event of certain corporate transactions, all outstanding options under the plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such options, the vesting provisions of such options will be accelerated and such options will be terminated if not exercised prior to 12 months after the effective date of the corporate transaction. In the event of a change in our control, the vesting provisions of all outstanding options under the plan will be accelerated and such options will be terminated if not exercised prior to 12 months after the effective date of the change in our control.

Plan Amendments

      Our board of directors will have authority to amend or terminate the 2004 Director Plan. No amendment or termination of the 2004 Director Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to satisfy applicable law, no amendment to the 2004 Director Plan shall be effective unless approved by our stockholders.

2004 Employee Stock Purchase Plan

      We approved in January 2004 and our stockholders approved in February 2004 our 2004 Employee Stock Purchase Plan, the 2004 Purchase Plan, to become effective upon the effective date of this offering. The 2004 Purchase Plan will terminate at the time that all of the shares of our common stock reserved for issuance under 2004 Purchase Plan have been issued under the terms of the 2004 Purchase Plan, unless our board of directors terminates it earlier. The 2004 Purchase Plan provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

Share Reserve

      An aggregate of 150,000 shares of our common stock are reserved for issuance under the 2004 Purchase Plan. This amount will be increased annually on September 1, from 2004 until 2013, by the lesser of (i) 1.5% of the fully-diluted shares of common stock outstanding on each such date or (ii) 500,000 shares of common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased.

Administration

      The 2004 Purchase Plan will be administered by our board of directors, who may in turn delegate authority to administer the 2004 Purchase Plan to a committee.

Offering

      The 2004 Purchase Plan is implemented by offerings of rights to eligible employees. Under the 2004 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 24 months in duration with purchases occurring every six months.

      Unless otherwise determined by the board of directors or its authorized committee, common stock is purchased for accounts of employees participating in the plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering or (ii) 85% of the fair market value of a share of our common stock on the date of purchase. Any shares purchased under the 2004 Purchase Plan must be held for a minimum of 60 days following the date of purchase prior to any disposition of the shares. Generally, all regular employees, including executive officers, who work more than 15 hours per week and are customarily employed by us for more than five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of common stock under the purchase plan.

Limitations

      Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit the employee’s rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of the stock for each calendar year in which such rights are outstanding. In addition, no employee will be eligible for the grant of any rights under the 2004 Purchase Plan if immediately after such rights are granted, such employee owns and/or holds outstanding options to purchase stock possessing 5% or more of our outstanding capital stock.

Corporate Transactions

      In the event of certain corporate transactions, all outstanding purchase rights under the 2004 Purchase Plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such purchase rights, the purchase rights will be exercised prior to the corporate transaction and the purchase rights will terminate immediately following such exercise.

Plan Amendments

      Our board of directors will have authority to amend or terminate the 2004 Purchase Plan. If our accountants advise us that the accounting treatment of purchases under the 2004 Purchase Plan will change or has changed in a manner that we determine is detrimental to our best interests, the board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend the 2004 Purchase Plan and any ongoing offering so that such offering will no longer have the detrimental accounting treatment, or terminate any offering and refund any money contributed back to the participants. To the extent necessary to satisfy applicable law, no amendment to the 2004 Purchase Plan shall be effective unless approved by our stockholders.

Limitation of Liability and Indemnification

      Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our amended and restated bylaws, which will become effective upon the completion of this offering, also provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

      We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

      At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      All share and per share amounts have been retroactively adjusted to give effect to a 1-for-5.1 reverse stock split of our common stock effected March 18, 2004.

Issuances of Common Stock

      From January 2000 to December 31, 2003, we granted an aggregate of 822,718 options to our current executive officers, including the named executive officers, with exercise prices ranging from $2.95 to $6.88 per share. We have also made certain option grants to our current directors as described in “Management — Director Compensation.”

      In connection with the addition of a substantially new management team and the infusion of new product candidates and technologies in May 2000, we agreed to issue an aggregate of 1,651,953 shares of our common stock at a per share price of $0.01 to a group of entities and individuals, which we commonly refer to as the Asklipios Group, in exchange for services, expertise and access to technology. These shares are subject to a repurchase right by us which lapses over a four-year period measured from May 2000. Under the repurchase right, if our relationship with the individual or entity terminates for any reason, we may repurchase those shares that remain subject to our repurchase right at the original per share price of $0.01. As of December 31, 2003, we have not exercised our repurchase right as to any of these shares. As of October 2003, all of these 1,651,953 shares had been issued by us to the Asklipios Group, of which 920,060 shares were issued to our executive officers and directors listed below. Our obligation to issue these shares at the stated per share price was effective in May 2000. Issuances dated after May 2000 were a result of a delay in the completion of the distribution of shares among the Asklipios Group and documentation timing.

      The following executive officers and directors purchased shares of our common stock in the amounts and on the dates shown below:

		Aggregate
	Number of	Purchase	Date of
Directors and Executive Officers	Shares	Price	Purchase

Kleanthis G. Xanthopoulos, Ph.D.(1)	392,156	$20,000	5/22/00
President, Chief Executive Officer and Director	35,302	1,800	9/28/01
	7,364	376	9/29/03
Stelios Papadopoulos, Ph.D.	210,784	10,750	5/22/00
Director	13,640	696	7/24/00
	17,651	900	9/28/01
	7,364	376	9/30/03
Charles Cohen, Ph.D.	210,784	10,750	5/22/00
Director	17,651	900	9/28/01
	7,364	376	9/28/03

(1)	In connection with a divorce settlement, Dr. Xanthopoulos transferred 196,078 shares to Dr. Carrolee Barlow in 2001. The remaining 238,744 shares are held in a family trust, of which Dr. Xanthopoulos is a Trustee.

Issuances of Preferred Stock

      In June and July 2002, we issued and sold to investors an aggregate of 28,467,950 shares of Series C preferred stock at a purchase price of $1.35 per share, for aggregate consideration of $38.3 million. Upon completion of this offering, these shares will convert into 5,581,945 shares of common stock. In addition, in connection with the June 2002 Series C preferred stock financing, all previously outstanding shares of Series A, Series B, Series C, Series D, Series E and Series F preferred stock were converted into shares of

Series A-1, Series A-2, Series A-3, Series A-4, Series A-5 and Series B preferred stock, respectively. Upon completion of this offering, these shares will convert into 6,519,467 shares of common stock.

      In November 2003, we issued and sold to investors an aggregate of 6,016,719 additional shares of Series C preferred stock at a purchase price of $1.35 per share, for aggregate consideration of $8.1 million. Upon completion of this offering, these shares will convert into 1,179,734 shares of common stock.

      Our purchasers of our preferred stock included, among others, executive officers, directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares purchased by each of these related parties.

	Shares of Preferred Stock

Name(1)	Series A-2(2)	Series A-3(3)	Series A-4(4)	Series A-5(5)	Series B(6)	Series C(7)

Entities related to Advent International Corporation(8)	1,500,000	322,331	—	—	281,848	502,853
Entities related to SG Cowen Securities Corporation(9)	—	—	—	—	2,739,727	4,757,583
Care Capital Investments II L.P.(10)	—	—	—	—	—	5,756,731
Shire BioChem, Inc.	—	—	5,713,034	—	—	—
Biomedicine LP	—	—	—	740,741	342,453	2,599,814
HBM BioVentures Cayman Ltd.	—	—	—	—	—	6,499,535
Stelios Papadopoulos, Ph.D.	—	—	—	—	350,000	569,218
Devron Averett, Ph.D.(11)	—	—	—	—	34,246	—
Michael Kamdar(12)	—	—	—	—	—	74,280
Steve Worland, Ph.D.(13)	—	—	—	—	—	74,280

(1)	See “Principal Stockholders” for additional information related to beneficial ownership of our shares.

(2)	Each share of Series A-2 preferred stock is convertible into .083858 of a share of our common stock.

(3)	Each share of Series A-3 preferred stock is convertible into .094120 of a share of our common stock.

(4)	Each share of Series A-4 preferred stock is convertible into .135414 of a share of our common stock.

(5)	Each share of Series A-5 preferred stock is convertible into .297578 of a share of our common stock.

(6)	Each share of Series B preferred stock is convertible into .425292 of a share of our common stock.

(7)	Each share of Series C preferred stock is convertible into .196078 of a share of our common stock.

(8)	Jason S. Fisherman M.D. and Charles I. Cohen, Ph.D. are members of our board of directors and partners at Advent International Corporation. Includes 1,250,000 shares of Series A-2 preferred stock, 106,572 shares of Series A-3 preferred stock, 171,232 shares of Series B preferred stock and 329,497 shares of Series C preferred stock held by Rovent II Limited Partnership, 194,444 shares of Series A-3 preferred stock, 85,616 shares of Series B preferred stock and 136,699 shares of Series C preferred stock held by Advent Performance Materials Limited Partnership, 25,000 shares of Series B preferred stock and 36,657 shares of Series C preferred stock held by Advent Partners Limited Partnership, 10,000 shares of Series A-2 preferred stock and 853 shares of Series A-3 preferred stock held by Advent International Investors II Limited Partnership and 240,000 shares of Series A-2 preferred stock and 20,462 shares of Series A-3 preferred stock held by Golden Gate Development & Investment Limited Partnership. Rovent II Limited Partnership, Advent Performance Materials Limited Partnership, Advent Partners Limited Partnership, Advent International Investors II Limited Partnership and Golden Gate Development & Investment Limited Partnership are each entities affiliated with Advent International Corporation.

(9)	Stelios Papadopoulos, Ph.D. is a Vice Chairman of SG Cowen Securities Corporation, which is an underwriter of this offering. Christopher A. White is a director of SG Capital Partners L.L.C. Dr. Papadopoulos and Mr. White are members of our board of directors. Mr. White has submitted his resignation from our board of directors, which will be effective immediately upon the effectiveness of this offering. The number of shares of Series C preferred stock includes a warrant to purchase 319,331 shares of Series C preferred stock at an exercise price of $1.35 per share that was issued in September 2002 to SG Cowen Securities Corporation as partial consideration for placement agent services in connection with the June 2002 Series C preferred stock financing. 2,054,795 shares of Series B preferred stock and 4,233,982 shares of Series C preferred stock are held by SGC Partners I LLC. 684,932 shares of Series B preferred stock are held by SG Cowen Ventures I, L.P. 204,270 shares of Series C preferred stock are held by various individuals employed by SG Cowen Securities Corporation (other than Stelios Papadopoulos, Ph.D., whose holdings are listed separately in the table). SGC Partners I LLC is a wholly-owned subsidiary of SG Merchant Banking Fund, L.P. The general partner of SG Merchant Banking Fund, L.P. is SG Capital Partners L.L.C. The managing member of SG Capital Partners L.L.C. is SG Cowen Securities Corporation. The general partner of SG Cowen Ventures I, L.P. is Societe Generale Investment Corporation and the investment committee of SG Cowen Ventures I, L.P. consists of employees of SG Cowen Securities Corporation. As a result of these relationships, SG Cowen Securities Corporation may be deemed to have beneficial ownership of these shares. Excludes 3,841,410 shares of Series C preferred stock held of record by SG AM Alternative Investments S.A. SG Cowen Securities Corporation is not deemed to beneficially own the shares held by SG AM Alternative Investments S.A.

(10)	Argeris N. Karabelas, Ph.D. is an operating partner at Care Capital and a member of our board of directors.

(11)	These shares of Series B preferred stock are held of record in a family trust, of which Dr. Averett is a trustee.

(12)	These shares of Series C preferred stock are held of record in a family trust, of which Mr. Kamdar is a trustee.

(13)	These shares of Series C preferred stock are held of record in a family trust, of which Dr. Worland is a trustee.

      In each of these preferred stock financings, we entered into various stockholder agreements with the holders of our preferred stock relating to voting rights, information rights and rights of first refusal, among other things. We also amended and restated our registration rights agreement to include the participants in these preferred stock financings.

      These stockholder agreements will terminate upon the completion of this offering, except for the following:

•	the registration rights granted under our amended and restated registration rights agreement, as more fully described in “Description of Capital Stock — Registration Rights;” and

•	the representations and warranties made under our Series C preferred stock purchase agreement entered into in June 2002, which survive for a period of three years after the date of this agreement.

Other Related Party Transactions

      The following is a description of additional transactions since January 1, 2001 to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described elsewhere in this prospectus under “Management.”

      During 2000, we made a loan in the principal amount of $147,500 to Kleanthis G. Xanthopoulos, Ph.D. The loan was forgiven in January 2003.

      SG Cowen Securities Corporation acted as co-placement agent with Bear, Stearns & Co. Inc. in our Series C preferred stock financing which closed in June and July 2002. As compensation to SG Cowen Securities Corporation for these placement agent services, we paid an aggregate of $1.7 million and issued warrants to purchase an aggregate of 319,331 shares of our Series C preferred stock. SG Cowen Securities Corporation is acting as an underwriter of this offering, for which SG Cowen Securities Corporation will receive customary compensation.

      We have entered into indemnification agreements with each of our directors and executive officers, as described elsewhere in this prospectus under “Management — Limitations of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

      Set forth below is information relating to the beneficial ownership of our common stock as of December 31, 2003, by:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

      Each stockholder’s percentage ownership in the following table is based on 15,186,854 shares of common stock outstanding as of December 31, 2003, as adjusted to reflect the conversion of all outstanding shares of preferred stock (including shares of our Series C preferred stock sold in a recent private financing) upon the closing of this offering and treating as outstanding all options held by that stockholder and exercisable within 60 days of December 31, 2003, if any. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage ownership information assumes no exercise of the underwriters’ over-allotment options.

      Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder. Beneficial ownership is determined under the rules of the SEC and generally includes sole or shared voting power or investment power with respect to securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o Anadys Pharmaceuticals, Inc., 9050 Camino Santa Fe, San Diego, California 92121.

		Percentage of Shares
		Beneficially Owned
	Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

5% Stockholders
Entities related to SG Cowen Securities Corporation(1)	2,057,988	13.5%	9.6%
c/o SG Capital Partners L.L.C. 1221 Avenue of the Americas, 14th Floor New York, NY 10020
HBM BioVentures Cayman Ltd.(2)	1,844,418	8.4	8.6
Eucalyptus Building, Crewe Road Grand Cayman, Cayman Islands
Care Capital Investments II L.P.(3)	1,238,770	7.4	5.8
100 Overland Center, Suite 102 Princeton, NJ 08540
Shire BioChem, Inc.(4)	864,708	5.7	4.0
275 Armand-Frappier Blvd Laval, Quebec Canada H7V 4A7
Biomedicine L.P.(5)	925,729	6.1	4.3
International BM Biomedicine Holdings (Cayman) Ltd. Cayman National Building 4th Floor Elgin Avenue, P.O. Box 1790 George Town, Grand Cayman Cayman Islands, B.W.I.

		Percentage of Shares
		Beneficially Owned
	Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Directors and Named Executive Officers
Kleanthis G. Xanthopoulos, Ph.D.(6)	314,740	2.1	1.5
Steve Worland, Ph.D.(7)	113,992	*	*
Michael J. Kamdar(8)	42,708	*	*
Devron R. Averett, Ph.D.(9)	94,328	*	*
Elizabeth E. Reed(10)	10,386	*	*
Jason S. Fisherman, M.D.(11)	404,584	2.5	1.9
Stelios Papadopoulos, Ph.D.(12)	649,902	3.4	3.0
Marios Fotiadis	—	—	—
Charles Cohen, Ph.D.(13)	640,383	4.0	3.0
Argeris N. (“Jerry”) Karabelas, Ph.D.(14)	1,128,770	7.4	5.3
George A. Scangos, Ph.D.	—	—	—
Christopher A. White(15)	2,057,988	13.5%	9.6
All executive officers and directors as a group (15 persons)(16)	6,121,105	34.0%	28.2%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Includes 1,704,079 shares of common stock held of record by SGC Partners I LLC, 291,295 shares of common stock held of record by SG Cowen Ventures I, L.P., and 62,614 shares of common stock issuable upon exercise of a warrant held by SG Cowen Securities Corporation, an underwriter of this offering. SGC Partners I LLC is a wholly-owned subsidiary of SG Merchant Banking Fund, L.P. The general partner of SG Merchant Banking Fund, L.P. is SG Capital Partners L.L.C. The managing member of SG Capital Partners L.L.C. is SG Cowen Securities Corporation. The general partner of SG Cowen Ventures I, L.P. is Societe Generale Investment Corporation and the investment committee of SG Cowen Ventures I, L.P. consists of employees of SG Cowen Securities Corporation. As a result of these relationships, SG Cowen Securities Corporation may be deemed to have beneficial ownership of these shares. Excludes 753,217 shares of common stock held of record by SG AM Alternative Investments S.A. SG Cowen Securities Corporation is not deemed to beneficially own the shares held by SG AM Alternative Investments S.A.

(2)	Includes up to 570,000 shares of common stock that HBM BioVentures Cayman Ltd. may acquire in this offering. The percentage of shares beneficially owned before the offering does not include these up to 570,000 shares of common stock. There are no relationships between HBM BioVentures Cayman Ltd., on the one hand, and our officers and directors, on the other hand.

(3)	Includes up to 110,000 shares of common stock that Care Capital Investments II L.P. may acquire in this offering. The percentage of shares beneficially owned before the offering does not include these up to 110,000 shares of common stock. Argeris N. Karabelas, Ph.D., an operating partner at Care Capital and a member of our board of directors, disclaims beneficial ownership over the shares held by Care Capital Investments II L.P., except to the extent of his pecuniary interest therein, if any. Other than with respect to Dr. Karabelas, there are no relationships between Care Capital Investments II L.P., on the one hand, and our officers and directors, on the other hand.

(4)	Includes 91,085 shares of common stock issuable upon exercise of a warrant held by Shire BioChem. There are no relationships between Shire BioChem, Inc., on the one hand, and our officers and directors, on the other hand.

(5)	Includes 49,892 shares of common stock issuable upon exercise of a warrant held by Biomedicine L.P. There are no relationships between Biomedicine L.P., on the one hand, and our officers and directors, on the other hand.

(6)	Excludes 196,078 shares transferred to Dr. Carrolee Barlow in connection with a divorce settlement. Includes 238,744 shares held of record in a family trust dated January 30, 2002, of which Dr. Xanthopoulos is the Trustee. Includes 36,235 shares subject to repurchase as of February 29, 2004. Includes 69,854 shares subject to options exercisable within 60 days of December 31, 2003. Includes 6,142 shares subject to stock options held by a family member of Dr. Xanthopoulos.

(7)	Includes 14,564 shares of common stock held of record in a family trust, of which Steve Worland, Ph.D. is a trustee. Includes 99,428 shares subject to options exercisable within 60 days of December 31, 2003.

(8)	Includes 14,564 shares of common stock held of record in a family trust, of which Mr. Kamdar is a trustee. Includes 28,144 shares subject to options exercisable within 60 days of December 31, 2003.

(9)	Includes 14,564 shares of common stock held of record in a family trust, of which Dr. Averett is a trustee. Includes 79,764 shares subject to options exercisable within 60 days of December 31, 2003.

(10)	Includes 10,386 shares subject to options exercisable within 60 days of December 31, 2003.

(11)	All shares indicated as beneficially owned by Jason S. Fisherman, M.D., are included because of his association with funds affiliated with Advent International. Includes 918 shares of common stock held of record by Advent International Investors II Limited Partnership, 17,819 shares of common stock held of record by Advent Partners Limited Partnership, 81,515 shares of common stock held of record by Advent Performance Materials Limited Partnership, 252,282 shares of common stock held of record by Rovent II Limited Partnership, 22,050 shares of common stock held of record by Golden Gate Development & Investment Limited Partnership and up to 30,000 shares in the aggregate that Advent Performance Materials L.P., Rovent II Limited Partnership and Advent Partners Limited Partnership may acquire in this offering, for which Dr. Fisherman disclaims beneficial ownership except for any shares which are indirectly beneficially owned as a limited partner of Advent Partners Limited Partnership. Dr. Fisherman is a partner at Advent International Corporation and a member of our board of directors. Rovent II Limited Partnership, Advent Performance Materials Limited Partnership, Advent Partners Limited Partnership, Advent International Investors II Limited Partnership and Golden Gate Development & Investment Limited Partnership are each entities affiliated with Advent International Corporation. The percentage of shares beneficially owned before the offering does not include the up to 30,000 shares that may be acquired in this offering by the entities specified above.

(12)	Includes 249,439 shares of common stock held of record by Dr. Papadopoulos of which 15,590 are subject to repurchase as of February 29, 2004. Also includes up to 140,000 shares of common stock that Dr. Papadopoulos may acquire in this offering. The percentage of shares beneficially owned before the offering does not include these up to 140,000 shares of common stock. Dr. Papadopoulos is a Vice Chairman of SG Cowen Securities Corporation, an underwriter of this offering. Effective as of the date of this Prospectus, Dr. Papadopoulos has granted an irrevocable proxy to vote all shares of common stock now or hereafter owned by him strictly in proportion to the votes cast or the written consents executed by all of our other stockholders. The shares of common stock deemed to be beneficially owned by Dr. Papadopoulos exclude the 2,057,988 shares described in note (1) above held by the entities related to SG Cowen, for which Dr. Papadopoulos disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any.

(13)	Includes 235,799 shares of common stock held of record by Charles Cohen, Ph.D. of which 14,737 are subject to repurchase as of February 29, 2004. 374,584 of the shares of common stock that are indicated as beneficially owned by Dr. Cohen are included because of his association with funds affiliated with Advent International Corporation. Includes 918 shares of common stock held of record by Advent International Investors II Limited Partnership, 17,819 shares of common stock held of record by Advent Partners Limited Partnership, 81,515 shares of common stock held of record by Advent Performance Materials Limited Partnership, 252,282 shares of common stock held of record by Rovent II Limited Partnership, 22,050 shares of common stock held of record by Golden Gate Development & Investment Limited Partnership and up to 30,000 shares in the aggregate that Advent Performance Materials L.P., Rovent II Limited Partnership and Advent Partners Limited Partnership may acquire in this offering, for which Dr. Cohen disclaims beneficial ownership. Dr. Cohen is a partner at Advent International Corporation and a member of our board of directors. Rovent II Limited Partnership, Advent Performance Materials Limited Partnership, Advent Partners Limited Partnership, Advent International Investors II Limited Partnership and Golden Gate Development & Investment Limited Partnership are each entities affiliated with Advent International Corporation. The percentage of shares beneficially owned before the offering does not include the up to 30,000 shares that may be acquired in this offering by the entities specified above.

(14)	Includes 1,128,770 shares of common stock held of record by Care Capital Investment II, L.P., for which Dr. Karabelas disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any. Dr. Karabelas is an operating partner at Care Capital and a member of our board of directors.

(15)	Includes 1,704,079 shares of common stock held of record by SGC Partners I LLC, 291,295 shares of common stock held of record by SG Cowen Ventures I, L.P., and 62,614 shares of common stock issuable upon exercise of a warrant held by SG Cowen Securities Corporation, an underwriter of this offering, for which Mr. White disclaims beneficial ownership except to the extent of his interest therein, if any. SGC Partners I LLC is a wholly-owned subsidiary of SG Merchant Banking Fund, L.P. The general partner of SG Merchant Banking Fund, L.P. is SG Capital Partners L.L.C. The managing member of SG Capital Partners L.L.C. is SG Cowen Securities Corporation. The general partner of SG Cowen Ventures I, L.P. is Societe Generale Investment Corporation and the investment committee of SG Cowen Ventures I, L.P. consists of employees of SG Cowen Securities Corporation. As a result of these relationships, SG Cowen Securities Corporation may be deemed to have beneficial ownership of these shares. Excludes 753,217 shares of common stock held of record by SG AM Alternative Investments S.A. SG Cowen Securities Corporation is not deemed to beneficially own the shares held by SG AM Alternative Investments S.A.

(16)	Includes 307,042 shares subject to options exercisable within 60 days of December 31, 2003. The percentage of shares beneficially owned before the offering does not include the up to 850,000 shares of common stock that may be acquired in the offering by the entities and individual specified above.

DESCRIPTION OF CAPITAL STOCK

      The following descriptions of our capital stock give effect to the following events:

•	the amendment and restatement of our certificate of incorporation and bylaws upon completion of this offering and a 1-for-5.1 reverse stock split, which was effected March 18, 2004; and

•	the conversion of our preferred stock into 13,281,146 shares of common stock, which will occur upon the completion of this offering.

      Upon completion of this offering, our authorized capital stock will consist of 90,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share.

      The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

     Outstanding Shares

      Based on 1,905,708 shares of common stock outstanding as of December 31, 2003, the conversion of preferred stock into 13,281,146 shares of common stock upon the completion of this offering, the issuance of 6,250,000 shares of common stock in this offering, and no exercise of options or warrants, there will be 21,436,854 shares of common stock outstanding upon completion of this offering. As of December 31, 2003, there were outstanding options to purchase 1,157,447 shares of common stock under the 2002 Plan and outstanding warrants to purchase 220,530 shares of common stock, warrants to purchase 153,000 shares of Series A-1 preferred stock, 100,000 shares of Series A-3 preferred stock and warrants to purchase 523,954 shares of Series C preferred stock, which will be converted into warrants to purchase an aggregate of 346,285 shares of common stock as of the completion of this offering. As of December 31, 2003, we had approximately 192 holders of our common stock.

     Voting Rights

      Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

     Dividends

      Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

     Liquidation

      In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of any outstanding shares of preferred stock.

     Rights and Preferences

      Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

     Fully Paid and Nonassessable

      All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

      Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series:

•	to establish from time to time the number of shares to be included in each such series;

•	to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon; and

•	to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

      Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing our change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

      As of December 31, 2003, there were outstanding warrants to purchase the following shares of our capital stock:

		Weighted		Weighted
		Average	# of Shares	Average
	# of Shares	Exercise Price	of Common	Exercise Price
	Before This	Before This	Stock After	After This
Description	Offering	Offering	This Offering	Offering

Series A-1 Preferred Stock	153,000	$1.00	13,323	$11.92
Series A-3 Preferred Stock	100,000	$1.80	9,696	$19.12
Series C Preferred Stock	523,954	$1.35	102,736	$6.87
Common Stock	220,530	$19.08	220,530	$19.08

	997,484		346,285

      The warrants to purchase our Series A-1 Preferred Stock and Series A-3 Preferred Stock terminate five years after the date of this offering. Warrants to purchase 399,163 shares of Series C Preferred Stock terminate on July 12, 2007. A warrant to purchase 96,564 shares of Series C Preferred Stock terminates December 17, 2012. The remaining warrant to purchase Series C Preferred Stock terminates two years after the date of this offering. A warrant to purchase 91,085 shares of common stock terminates on June 20, 2006. The remaining warrants to purchase 129,445 shares of common stock terminate on December 5, 2007.

      Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

      We have also granted registration rights to the holders of warrants to purchase an aggregate of 220,530 shares of our common stock. If we register any securities for public sale, these holders will have the right to include the shares of common stock underlying the warrants in the registration statement on the terms and subject to the limitations set forth in our amended and restated registration rights agreement.

Registration Rights

      Under an amended and restated registration rights agreement, following the completion of this offering, each of the following has the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file:

•	the holders of a majority of our outstanding shares of Series B preferred stock; and

•	the holders of a majority of our outstanding shares of Series C preferred stock.

     Demand Registration Rights

      At any time beginning 180 days after the completion of this offering, the requisite holders of our Series B preferred stock or Series C preferred stock have the right to demand that we file one and two registration statements, respectively, so long as the aggregate amount of securities to be sold under each such registration statement is at least $10,000,000, subject to specified exceptions.

     Form S-3 Registration Rights

      If we are eligible to file a “short-form” registration statement on SEC Form S-3, holders of a majority of the outstanding securities of each series of our preferred stock have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, except in the case of holders of our Series B preferred stock and Series C preferred stock, each of whom may demand that we file a registration statement on Form S-3 as long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $500,000, subject to specified exceptions.

     “Piggyback” Registration Rights

      If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement. In this offering the underwriters have excluded any sales by existing investors.

     Expenses of Registration

      Other than underwriting discounts and commissions, we will pay all expenses relating to piggyback registrations and all expenses relating to demand registrations and Form S-3 registrations so long as the aggregate amount of securities to be sold under each such registration statement exceeds the threshold amounts discussed above. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to specified exceptions.

     Expiration of Registration Rights

      The registration rights described above will expire three years after this offering is completed.

      We have also granted registration rights to the holders of warrants to purchase an aggregate of 220,530 shares of our common stock. If we register any securities for public sale, these holders will have the right to include the shares of common stock underlying the warrants in the registration statement on terms comparable to those in our amended and restated investors’ rights agreement.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

     Delaware Anti-Takeover Law

      We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person.

     Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

      Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing, and also must comply with specified requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

      The amendment of any of these provisions would require approval by the holders of at least two-thirds of our then outstanding common stock.

Nasdaq National Market Listing

      Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “ANDS”.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is EquiServe. The transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

      The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

      If a partnership or other pass-through entity holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships or other pass-through entities that hold our common stock and partners in such partnerships should consult their tax advisors.

      This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds, investors whose functional currency is other than the U.S. dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. Holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

Dividends

      We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

      Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

      A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes);

•	the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

      Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or an expectation that such sales may occur, could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse (180 days after the date of this prospectus, in many cases) could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, 21,436,854 shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

•	no restricted shares will be eligible for immediate sale upon the completion of this offering;

•	13,714,106 restricted shares, plus approximately 1,045,697 shares of common stock issuable upon exercise of vested stock options, will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus; and

•	the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

      In general, under Rule 144 under the Securities Act of 1933, or the Securities Act, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 214,369 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days. 13,709,205 shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this prospectus.

Rule 144(k)

      Under Rule 144(k) under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 8,127,260 shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus and 13,709,205 shares will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.

Rule 701

      Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

      We, along with our directors and officers, and the holders of approximately 98% of our outstanding capital stock, have agreed under lock-up agreements, subject to specified exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any shares of common stock without the prior written consent of SG Cowen Securities Corporation for a period of 180 days from the date of this prospectus. In addition, a smaller portion of our stockholders have entered into similar lock-up agreements for a period of 365 days from the date of this prospectus. SG Cowen Securities Corporation may consent to release some persons from these restrictions at any time, without notice. In considering any request to release shares subject to a lock-up agreement, SG Cowen Securities Corporation will consider the facts and circumstances relating to a request at the time of that request.

Registration Rights

      As described above in “Description of Capital Stock — Registration Rights,” upon completion of this offering, the holders of 13,281,146 shares of our common stock and warrants to purchase 220,530 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180 day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Stock Options

      We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2002 Equity Incentive Plan, 2004 Equity Incentive Plan, 2004 Non-Employee Directors’ Stock Option Plan and 2004 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNDERWRITING

      We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Number of
Name	Shares

SG Cowen Securities Corporation	2,921,250
Piper Jaffray & Co.	1,691,250
Legg Mason Wood Walker, Incorporated	768,750
Needham & Company, Inc.	768,750
Lehman Brothers Inc.	100,000

Total	6,250,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.30 per share. Securities dealers may reallow a concession not in excess of $0.10 per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 937,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

      The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

		Total

		Without Over	With Over
	Per Share	Allotment	Allotment

Public offering price	$7.00	$43,750,000	$50,312,500
Underwriting discounts and commissions	$0.49	$3,062,500	$3,521,875
Proceeds, before expenses, to us	$6.51	$40,687,500	$46,790,625

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,500,000.

      We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      Our directors, executive officers and holders of approximately 98% of our outstanding capital stock have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. In addition, a smaller portion of our stockholders have entered into similar lock-up agreements for a period of 365 days from the date of this prospectus. In addition, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director or executive may transfer his or her securities by gift or for estate planning purposes. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters. There are no agreements between the underwriters and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In considering any request to release shares subject to a lock-up agreement, SG Cowen Securities Corporation will consider the facts and circumstances relating to a request at the time of that request.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 280,000 shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      In addition, the underwriters may sell, but have not reserved, up to approximately 850,000 shares of the common stock to be issued by us and offered hereby for sale at the initial public offering price to certain of our principal stockholders or their affiliates and a director. These shares will be subject to the lockup provisions discussed above.

      The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising its over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Additionally, one or more of the underwriters participating in this offering may distribute prospectuses electronically to prospective investors, including prospective investors in the reserved shares. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

      Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development, and other factors deemed relevant.

      Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. In addition, entities related to SG Cowen Securities Corporation have purchased and may hold more than 10% of our outstanding shares of common stock. As a result, SG Cowen Securities Corporation may be deemed to be our “affiliate” under the rules of the National Association of Securities Dealers, Inc., or NASD. This offering, therefore, is being conducted in accordance with the applicable provisions of Rule 2720 of the NASD Conduct Rules. Rule 2720(c)(3) requires that the initial public offering price of the shares of common stock be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Accordingly, Legg Mason Wood Walker, Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than that recommended by Legg Mason Wood Walker, Incorporated.

LEGAL MATTERS

      The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward LLP, San Diego, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002, and 2003 and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance upon Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Anadys and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

      You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.anadyspharma.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

ANADYS PHARMACEUTICALS, INC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors Anadys Pharmaceuticals, Inc.

      We have audited the accompanying consolidated balance sheets of Anadys Pharmaceuticals, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Anadys Pharmaceuticals, Inc. at December 31, 2002 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December, 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

San Diego, California

January 23, 2004
except for Note 9,
as to which the date is March 18, 2004

ANADYS PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

			Pro Forma
			Redeemable
			Convertible
			Preferred Stock
			and Stockholders’
	December 31,		Equity at
			December 31,
	2002	2003	2003

Assets
Current assets:
Cash and cash equivalents	$6,866	$11,968
Securities available-for-sale	18,676	2,531
Accounts receivable	342	525
Due from related party	169	—
Prepaid expenses and other current assets	538	1,168

Total current assets	26,591	16,192
Property and equipment, net	4,333	3,097
Other assets, net	916	953

Total assets	$31,840	$20,242

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,233	$765
Accrued expenses	1,723	1,664
Current portion of long-term debt	1,360	1,059
Current portion of deferred rent	36	—
Deferred revenue	—	400

Total current liabilities	4,352	3,888
Long-term debt, net of current portion	1,276	1,401
Commitments and contingencies
Redeemable convertible preferred stock, $0.01 par value:
Authorized shares — 40,287,030
Issued and outstanding shares — 28,467,950 at December 31, 2002 and 34,484,669 at December 31, 2003; liquidation preference of $38,325 at December 31, 2002 and $46,425 at December 31, 2003; no shares outstanding proforma	36,210	45,012	$—
Stockholders’ equity (deficit):
Convertible preferred stock, $0.01 par value:
Authorized shares — 33,766,599
Issued and outstanding shares — 33,513,599 at December 31, 2002 and 2003; liquidation preference of $80,773 at December 31, 2002 and 2003; no shares outstanding proforma	80,779	80,779	—
Common stock, $0.01 par value:
Authorized shares — 130,000,000
Issued and outstanding shares — 1,772,729 and 1,905,708 at December 31, 2002 and 2003, respectively; 15,186,854 shares outstanding pro forma	18	19	152
Additional paid-in capital	10,464	23,994	149,652
Deferred compensation	(356)	(2,206)	(2,206)
Accumulated other comprehensive income (loss)	126	(2)	(2)
Accumulated deficit	(101,029)	(132,643)	(132,643)

Total stockholders’ equity (deficit)	(9,998)	(30,059)	$14,953

Total liabilities and stockholders’ equity (deficit)	$31,840	$20,242

See accompanying notes to consolidated financial statements.

ANADYS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,

	2001	2002	2003

Revenues:
Collaborative agreements	$287	$903	$2,155
Grants	—	379	131

Total revenues	287	1,282	2,286
Operating expenses:
Research and development	8,799	18,054	16,554
General and administrative	4,027	5,434	4,716
Stock-based compensation:
Research and development	859	610	2,265
General and administrative	989	430	2,440

Total operating expenses	14,674	24,528	25,975

Loss from operations	(14,387)	(23,246)	(23,689)
Other income (expense):
Interest income	899	403	229
Interest expense	(287)	(176)	(266)
Other, net	(253)	(29)	(272)

Total other income (expense)	359	198	(309)

Net loss	(14,028)	(23,048)	(23,998)

Accretion to redemption value of redeemable convertible preferred stock	—	(319)	(674)

Deemed dividend-beneficial conversion feature for Series C preferred stock	—	—	(6,942)

Net loss applicable to common stockholders	$(14,028)	$(23,367)	$(31,614)

Basic and diluted net loss per share	$(25.18)	$(25.88)	$(21.58)

Shares used to compute basic and diluted net loss per share	557	903	1,465

Pro forma net loss per common share assuming conversion of preferred stock, basic and diluted			$(1.75)

Shares used in computing pro forma net loss per common share assuming conversion of preferred stock, basic and diluted			13,714

See accompanying notes to consolidated financial statements.

ANADYS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

							Accumulated
	Convertible						Other
	Preferred Stock		Common Stock		Additional		Comprehensive		Total
					Paid-in	Deferred	Income	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	(Loss)	Deficit	Equity (Deficit)

Balance at December 31, 2000	32,384,155	77,481	1,353,611	14	8,104	(1,307)	—	(63,609)	20,683
Issuance of common stock pursuant to exercise of stock options	—	—	5,059	—	21	—	—	—	21
Compensation related to stock options	—	—	—	—	87	—	—	—	87
Compensation related to restricted stock	—	—	—	—	836	—	—	—	836
Grant of rights to acquire restricted stock in exchange for acquired technology	—	—	—	—	377	—	—	—	377
Issuance of restricted stock for cash	—	—	70,604	1	3	—	—	—	4
Issuance of restricted stock for consulting services	—	—	55,885	—	3	—	—	—	3
Issuance of Series B convertible preferred stock, net of issuance costs of $25	1,129,444	3,298	—	—	—	—	—	(25)	3,273
Deferred compensation related to issuance of restricted stock	—	—	—	—	205	(205)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	925	—	—	925
Comprehensive loss:
Unrealized gain on short-term investments	—	—	—	—	—	—	35	—	35
Foreign currency translation adjustment	—	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	(14,028)	(14,028)

Comprehensive loss	—	—	—	—	—	—	—	—	(13,998)

Balance at December 31, 2001	33,513,599	80,779	1,485,159	15	9,636	(587)	30	(77,662)	12,211
Issuance of common stock pursuant to exercise of stock options	—	—	2,680	—	8	—	—	—	8
Compensation related to stock options	—	—	—	—	38	—	—	—	38
Compensation related to restricted stock	—	—	—	—	508	—	—	—	508
Issuance of restricted stock for acquired technology	—	—	114,954	1	5	—	—	—	6
Issuance of restricted stock for consulting services	—	—	169,936	2	6	—	—	—	8
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	(319)	(319)
Deferred compensation related to issuance of stock options to employees	—	—	—	—	263	(263)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	494	—	—	494
Comprehensive loss:
Unrealized loss on short-term investments	—	—	—	—	—	—	(32)	—	(32)
Foreign currency translation adjustment	—	—	—	—	—	—	128	—	128
Net loss	—	—	—	—	—	—	—	(23,048)	(23,048)

Comprehensive loss	—	—	—	—	—	—	—	—	(22,952)

ANADYS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)

(In thousands, except share data)

							Accumulated
	Convertible						Other
	Preferred Stock		Common Stock		Additional		Comprehensive		Total
					Paid-in	Deferred	Income	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	(Loss)	Deficit	Equity (Deficit)

Balance at December 31, 2002	33,513,599	80,779	1,772,729	18	10,464	(356)	126	(101,029)	(9,998)
Issuance of common stock pursuant to exercise of stock options	—	—	8,984	—	27	—	—	—	27
Compensation related to stock options	—	—	—	—	366	—	—	—	366
Compensation related to restricted stock	—	—	—	—	814	—	—	—	814
Issuance of restricted stock for cash	—	—	26,993	—	2	—	—	—	2
Issuance of restricted stock for consulting services	—	—	82,008	1	3	—	—	—	4
Issuance of restricted stock for acquired technology	—	—	14,994	—	1	—	—	—	1
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	(674)	(674)
Deemed dividend- beneficial conversion feature for Series C preferred stock	—	—	—	—	6,942	—	—	(6,942)	—
Deferred compensation related to issuance of stock options to employees	—	—	—	—	5,096	(5,096)	—	—	—
Deferred compensation related to issuance of restricted stock	—	—	—	—	279	(279)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	3,525	—	—	3,525
Comprehensive loss:
Unrealized loss on short-term investments	—	—	—	—	—	—	(5)	—	(5)
Substantial dissolution of foreign operations	—	—	—	—	—	—	(123)	—	(123)
Net loss	—	—	—	—	—	—	—	(23,998)	(23,998)

Comprehensive loss	—	—	—	—	—	—	—	—	(24,126)

Balance at December 31, 2003	33,513,599	$80,779	1,905,708	$19	$23,994	$(2,206)	$(2)	$(132,643)	$(30,059)

See accompanying notes to consolidated financial statements.

ANADYS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,

	2001	2002	2003

Operating activities
Net loss	$(14,028)	$(23,048)	$(23,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,327	1,828	1,756
Amortization of deferred compensation	925	494	3,525
Compensation related to restricted stock	836	508	814
Compensation related to stock option issuance	87	38	366
Interest expense related to warrants issued in conjunction with debt	—	—	42
Substantial dissolution of foreign operations	—	—	(135)
Loss from disposals of property and equipment and related deposits	447	—	235
Accrued interest income on amounts due from related party, net of amount forgiven	139	(3)	169
Deferred rent	12	(31)	(36)
Changes in operating assets and liabilities:
Accounts receivable	213	(55)	(183)
Due from related party	(23)	—	—
Prepaid expenses and other current assets	(108)	195	(630)
Other assets and other current liabilities	(1,348)	(21)	(131)
Accounts payable	(342)	(58)	(467)
Accrued expenses	(468)	1,052	(60)
Deferred revenue	—	—	400

Net cash used in operating activities	(11,331)	(19,101)	(18,333)
Investing activities
Purchase of securities available-for-sale	(13,031)	(18,953)	(7,820)
Proceeds from sale of securities available-for-sale	5,334	7,977	23,960
Purchase of property and equipment	(2,112)	(2,787)	(674)
Proceeds from disposal of property and equipment	—	—	25

Net cash provided by (used in) investing activities	(9,809)	(13,763)	15,491
Financing activities
Proceeds from exercise of stock options	21	8	27
Proceeds from sale of common stock	6	14	7
Proceeds from sale of preferred stock, net of issuance costs	3,273	35,776	8,078
Proceeds from notes payable	—	1,818	1,585
Principal payments on notes payable	(1,134)	(1,267)	(1,753)

Net cash provided by financing activities	2,166	36,349	7,944
Effect of exchange rates on cash	6	128	—
Net increase (decrease) in cash and cash equivalents	(18,968)	3,613	5,102
Cash and cash equivalents at beginning of year	22,221	3,253	6,866

Cash and cash equivalents at end of year	$3,253	$6,866	$11,968

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$287	$176	$266

Schedule of non-cash investing and financing activities
Accretion of costs on redeemable convertible preferred stock	$—	$319	$674

Forgiveness of note due from related party	$148	$—	$169

Issuance of restricted common stock in exchange for technology	$1,225	$—	$—

Deemed dividend-beneficial conversion feature for Series C preferred stock	$—	$—	$6,942

See accompanying notes to consolidated financial statements.

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, expect share and per share amounts)

1.	Organization and Summary of Significant Accounting Policies

Organization and Business

      Anadys Pharmaceuticals, Inc., (“Anadys” or the “Company”) was incorporated in Delaware in September 1992 as ScripTech Pharmaceuticals, Inc. and in 1994 changed its name to Scriptgen Pharmaceuticals, Inc. In May 2000, following the addition of a substantially new management team and the infusion of new capital, product candidates and technologies, the Company changed its name to Anadys Pharmaceuticals, Inc. Anadys is a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel and powerful small molecule, anti-infective medicines for the treatment of hepatitis C virus, or HCV, and bacterial infections. The Company is developing its most advanced product candidates, isatoribine and two oral prodrugs of isatoribine, as either primary therapies to treat chronic HCV infection and/or second-line therapies to reduce the risk of relapse of HCV. The Company is also advancing antibacterial compounds to treat serious infections and is developing a novel class of molecules that act as bacterial inhibitors of protein synthesis. The Company commercializes its technology through drug discovery and technology collaborations with pharmaceutical and biotechnology companies and exploits its technology and capabilities for the Company’s internal drug discovery and development programs.

Basis of Presentation

      Anadys has incurred operating losses since inception, has generated only modest operating revenues and has an accumulated deficit of $132,643 as of December 31, 2003. The Company anticipates that it has sufficient capital to maintain its operations through at least December 31, 2004; however, successful completion of the Company’s development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining additional financing adequate to fulfill its research and development activities and achieving a level of revenue adequate to support the Company’s cost structure. There can be no assurance that the Company will be successful in these areas. To supplement its existing resources, the Company likely will need to raise additional capital through the sale of debt or equity. There can be no assurance that such capital will be available on favorable terms, or at all. The Company has indicated its ability and intent to reduce operations and cash burn if their revenue projections are not met or additional financing is not achieved.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Anadys Pharmaceuticals Europe GmbH. All significant intercompany accounts and transactions have been eliminated. In August 2003 the Company closed all its subsidiary operations.

      The consolidation of foreign subsidiaries requires financial statement translation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Statements of operations and cash flows are translated at the average exchange rates for each year.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro Forma Stockholders’ Equity

      If an initial public offering contemplated by the prospectus is consummated under the terms presently anticipated, all shares of redeemable convertible preferred stock and convertible preferred stock (collectively, the “preferred stock”) outstanding at December 31, 2003 will automatically convert into 13,281,146 shares of common stock. The pro forma redeemable convertible preferred stock and stockholders’ equity at December 31, 2003 reflects the effect of the preferred stock conversion.

Cash and Cash Equivalents

      Cash and cash equivalents are comprised of highly liquid investments with an original maturity of less than three months when purchased.

Securities Available-for-Sale

      Investments with an original maturity of more than three months and less than twelve months are considered short-term investments and have been classified by management as securities available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as a component of accumulated other comprehensive income in stockholders’ equity.

Fair Value of Financial Instruments

      The carrying amount of cash and cash equivalents, securities available-for-sale, accounts payable and accrued expenses are considered to be representative of their respective fair value because of the short-term nature of those items. Based on the borrowing rates currently available to the Company for loans with similar terms, management believes the fair value of the long-term debt approximates its carrying value.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, securities available-for-sale and accounts receivable. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management, however, believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, the Company has established guidelines regarding diversification of its investments and their maturities, which are designed to maintain safety and liquidity.

      The Company derives its revenues from a relatively small number of customers. For the year ended December 31, 2001, revenues from one customer accounted for 100% of total revenues. For the year ended December 31, 2002, revenues from four customers accounted for 48%, 22%, 18% and 12%, respectively, of total revenues; related accounts receivable were 48%, 28%, 6% and 0%, respectively. For the year ended December 31, 2003, revenues from two customers accounted for 72% and 17%, respectively, of total revenues; related accounts receivable as of December 31, 2003 were 87% and 0%, respectively.

Property and Equipment

      Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (ranging from three to five years) using the straight-line method. Leasehold improvements are amortized over the estimated useful life of the asset or the lease term, whichever is shorter.

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangibles

      The Company amortizes intangible assets over their estimated useful lives which range from three to four years.

Impairment of Long-Lived Assets

      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. There have been no indicators of impairment through December 31, 2003.

Research and Development

      Research and development expenses consist primarily of costs associated with the clinical trials of the Company’s product candidates, compensation and other expenses for research and development personnel, supplies and development materials, costs for consultants and related contract research, facility costs, amortization of purchased technology and depreciation. Expenditures relating to research and development are expensed as incurred.

Accumulated Other Comprehensive Income (Loss)

      In accordance with SFAS No. 130, Reporting Comprehensive Income, all components of comprehensive income (loss), including net income (loss), are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including unrealized gains and losses on investments and foreign currency translation adjustments, are reported, net of their related tax effect, to arrive at comprehensive income (loss).

Deferred Rent

      Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreement is recorded as deferred rent in the accompanying balance sheet.

Stock-Based Compensation

      As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its employee stock options. Under APB 25, when the purchase price of restricted stock or the exercise price of the Company’s employee stock options equals or exceeds the fair value of the underlying stock on the date of issuance or grant, no compensation expense is recognized. In conjunction with the Company’s initial public offering contemplated by the prospectus, the Company reviewed its historical exercise prices through December 31, 2003 and, as a result, revised the estimate of fair value for all stock options granted subsequent to July 1, 2002. With respect to these options granted, the Company has recorded deferred stock compensation of $263 during the year ended December 31, 2002 and $5,096 during the year ended December 31, 2003 for the difference between the original exercise price per share determined by the Board of Directors and the revised estimate of fair value per share at the respective grant dates. The Company has recorded deferred

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock compensation related to the issuance of restricted stock of $279 during the year ended December 31, 2003. No deferred stock compensation related to the issuance of restricted stock was recorded during 2002. The weighted average exercise price for the 651,526 options granted to the Company’s employees subsequent to July 1, 2002 was $2.95 with a weighted average revised fair value per share of $8.62. Deferred stock compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation (“FIN”) No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related options, generally four years.

      Options or stock awards issued to non-employees are recorded at their fair value in accordance with SFAS No. 123, Accounting for Stock-Based Compensation,and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services, and are periodically revalued as the options vest and are recognized as expense over the related service period. The Company granted stock options and stock awards to non-employees as follows: 365,410 and 17,168 for the years ended December 31, 2001 and 2003, respectively. There were no options granted to non-employees during 2002. Compensation expense related to non-employee stock option grants was $923, $546 and $1,181 for the years ended December 31, 2001, 2002 and 2003, respectively. The options were valued using the following weighted-average assumptions for the years ended December 31, 2001, 2002 and 2003: risk free interest rates of 4.56%, 3.83%, and 2.97%, respectively; dividend yield of 0% for all periods; expected volatility of 70% for all periods and contractual term of 9.55, 8.55 and 7.55 years, respectively.

      As required under SFAS No. 123, the pro forma effects of stock-based compensation on net loss are estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      The fair value of options issued to employees was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for the years ended December 31, 2001, 2002 and 2003: risk-free interest rates of 4.50%, 3.82% and 3.04% respectively; a dividend yield of 0% for all periods; expected volatility of 70% for all periods; and weighted-average expected lives of the options of five years for all periods. The estimated weighted average fair value of stock options granted during 2001, 2002 and 2003 was $0.59, $2.70 and $9.18, respectively.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company’s pro forma information follows:

	Years Ended December 31,

	2001	2002	2003

Net loss applicable to common shareholders, as reported	$(14,028)	$(23,367)	$(31,614)
Add: Stock-based employee compensation included in reported net loss, net of related tax effects	—	81	3,165
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(236)	(209)	(3,065)

Adjusted pro forma net loss	$(14,264)	$(23,495)	$(31,514)

Adjusted pro forma basic and diluted net loss per share	$(25.61)	$(26.02)	$(21.51)

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Loss Per Share

      The Company calculated net loss per share in accordance with SFAS No. 128, Earnings Per Share, and Staff Accounting Bulletin (“SAB”) No. 98. Basic earnings per share (“EPS”) is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted average number of common shares equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Under the provisions of SAB No. 98, common shares issued for nominal consideration (as defined), if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

      The unaudited pro forma shares used to compute basic and diluted net loss per share represent the weighted average common shares outstanding, reduced by the weighted average unvested common shares subject to repurchase, and include the assumed conversion of all outstanding shares of preferred stock into shares of common stock using the as-if converted method as of January 1, 2002 or the date of issuance, if later.

	Year Ended December 31,

	2001	2002	2003

	(In thousands, except per share data)
Historical:
Numerator:
Net loss	$(14,028)	$(23,048)	$(23,998)
Accretion to redemption value of redeemable convertible preferred stock	—	(319)	(674)
Deemed dividend-beneficial conversion feature for Series C preferred stock	—	—	(6,942)

Net loss applicable to common stockholders	$(14,028)	$(23,367)	$(31,614)

Denominator:
Weighted average common shares	1,397	1,505	1,847
Weighted average unvested common shares subject to repurchase	(840)	(602)	(382)

Denominator for basic and diluted earnings per share	557	903	1,465

Basic and diluted net loss per share	$(25.18)	$(25.88)	$(21.58)

Pro forma:
Pro forma net loss			$(23,998)

Pro forma basic and diluted net loss per share			$(1.75)

Shares used above			1,465
Pro forma adjustments to reflect assumed weighted average affect of conversion of preferred stock			12,249

Pro forma shares used to compute basic and diluted net loss per share			13,714

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,

	2001	2002	2003

	(In thousands, except per share data)
Historical outstanding antidilutive securities not included in diluted net loss per share calculation
Preferred stock	6,520	12,101	13,281
Common stock subject to repurchase	751	541	194
Options to purchase common stock	648	707	1,157
Warrants	244	341	346

	8,163	13,690	14,978

Revenue Recognition

      In accordance with Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. Revenue is deferred for fees received before earned. Some of the Company’s agreements contain multiple elements, including milestone and royalty obligations. As of December 31, 2003, the Company did not have any revenue from royalties.

      Revenue from milestones is recognized when earned, as evidenced by written acknowledgment from the collaborator or other persuasive evidence that the milestone has been achieved, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) the Company’s performance obligations after the milestone achievement will continue to be funded by the collaborator at a level comparable to before the milestone achievement. If both of these criteria are not met, the milestone payment is recognized over the remaining minimum period of the Company’s performance obligations under the agreement. Upfront fees under the Company’s collaborations, such as technology access fees, are recognized over the period the related services are provided. Non-refundable upfront fees not associated with future Company performance are recognized when received. Amounts received for research funding are recognized as revenues as the services are performed. Amounts received for research funding for a specific number of full time researchers are recognized as revenue as the services are provided, as long as the amounts received are not refundable regardless of the results of the research project. As of December 31, 2003 the company recorded $400 in deferred revenue.

Effect of New Accounting Standards

      In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

      In November 2002, the FASB Emerging Issues Task Force issued its consensus concerning Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be measured and

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocated to the identified accounting units. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. SFAS No. 148 is effective for financial statements for the Company beginning January 1, 2003. The Company has currently chosen not to adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If the Company should choose to adopt such a method, its implementation pursuant to SFAS No. 148 could have a material effect on the Company’s consolidated financial position and results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources to the entity to support its activities. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003 if certain defined conditions are met. The adoption of FIN 46 is not expected to have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

2. Balance Sheet Details

Securities Available-For-Sale

      Securities available-for-sale consisted of the following:

	December 31, 2002

		Unrealized
	Amortized
	Cost	Gain	Loss	Market Value

Corporate bonds	$18,673	$15	$(12)	$18,676

	December 31, 2003

		Unrealized
	Amortized
	Cost	Gain	Loss	Market Value

Corporate bonds	$2,531	$—	$—	$2,531

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      All short-term investments mature within one year from the balance sheet date. Gross realized gains and losses for each of these security types were not material for the years ended December 31, 2002 and 2003.

Property and Equipment

      Property and equipment consist of the following:

	December 31,

	2002	2003

Furniture and fixtures	$619	$542
Equipment	7,069	7,275
Computers and software	1,500	1,514
Leasehold improvements	612	443

	9,800	9,774
Less accumulated depreciation and amortization	(5,467)	(6,677)

	$4,333	$3,097

      Depreciation and amortization expense relating to property and equipment for the years ended December 31, 2001, 2002 and 2003 was $1,570, $1,734, and $1,662 respectively.

      Amortization expense is included in research and development expense in the accompanying statements of operations. Amortization expense was $757, $94, and $94, for the years ended December 31, 2001, 2002 and 2003, respectively.

Other Balance Sheet Captions

	December 31,

	2002	2003

Prepaid expenses and other current assets consisted of the following:
Prepaid expenses	$136	$232
Prepaid initial public offering costs	—	419
Prepaid rent	—	140
Prepaid insurance	20	31
Other receivables	326	193
Deposits	56	153

	$538	$1,168

Other assets consisted of the following:
Intangible assets	$377	$377
Less accumulated amortization	(252)	(346)

Intangible assets, net	125	31
Lab compounds, net	667	901
Deposits	124	21

	$916	$953

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2002	2003

Accrued expenses consisted of the following:
Accrued employee benefits	$303	$344
Accrued employee bonus	583	555
Accrued drug development	392	356
Accrued legal and patent costs	169	212
Other accrued expenses	276	197

	$1,723	$1,664

3. Debt

      During 1999, the Company entered into a $5,100 loan and security agreement with a financing institution pursuant to which the Company drew down the entire line of $5,100 to make certain capital expenditures. As the credit facility was utilized, separate promissory notes were executed. Each promissory note has 48 monthly payments with the interest rate being fixed at the funding date of each promissory note (10.19% to 11.39%). Each promissory note is collateralized by the related equipment acquired with the loan.

      In 2002, the Company entered into a $2,600 loan and security agreement with a financing institution pursuant to which during the years ended December 31, 2002 and 2003, the Company drew down the entire line of $2,600 to make certain capital expenditures. As the credit facility was utilized, separate promissory notes were executed. Each promissory note has monthly payments ranging from 36 to 43 months with the interest rate being fixed at the funding date of each promissory note (9.55% to 9.95%). Each promissory note is collateralized by the related equipment acquired with the loan. In conjunction with these promissory notes, the Company issued warrants to purchase 96,564 shares of Series C redeemable convertible preferred stock, with an exercise price of $1.35 per share (Note 5).

      During 2003, the Company entered into a $1,900 loan and security agreement with a financing institution to finance eligible equipment and tenant improvements. As of December 31, 2003, a total of $803 was borrowed by the Company under the credit facility. As the credit facility was utilized, separate promissory notes were executed. Each promissory note has 42 monthly payments with the interest rate being fixed at the funding date of each promissory note (8.61% to 9.00%). Each promissory note is collateralized by the related equipment acquired with the loan. In conjunction with these promissory notes, the Company issued warrants to purchase 28,227 shares of Series C redeemable convertible preferred stock, with an exercise price of $1.35 per share (Note 5). Under terms of the loan and security agreement the $1,900 credit facility is available until April 2004.

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Annual principal payments due on the equipment and tenant improvements notes payable are as follows at December 31, 2003:

2004	$1,109
2005	1,023
2006	405
2007	45

Total	$2,582
Add: net debt discount	(122)
Current portion	(1,059)

$1,401

4. Commitments and Contingencies

      The Company leases research and operating facilities under non-cancelable leases which expire through May 2004. Certain leases require the Company to pay a share of real estate taxes and building operating expenses if such expenses exceed a base level stipulated in the lease. Gross rent expense for the years ended December 31, 2001, 2002 and 2003 was approximately $1,828, $1,484, and $1,614, respectively.

      In 2000, the Company entered into sublease agreements related to its former Waltham, Massachusetts facility. Rental payments under these subleases served to reduce the Company’s net commitments under the related leases. Effective May 1, 2001, the Company’s Waltham, Massachusetts facility lease was terminated.

      Future minimum lease payments at December 31, 2003 through the end of the lease in May 2004 total $697.

Collaboration Agreements

      Under certain licensing and other agreements, the Company is required to make payments upon the achievement of certain milestones, to pay royalties on certain drug sales, if any, and to pay other amounts in connection with sublicenses, if any (collectively “Contingent Payments”). To date, the Company has not become obligated to make any Contingent Payments under such agreements. Costs of the research and development resources performing collaborative activities are included in research and development expenses in the accompanying statement of operations.

      In June 2002, the Company entered into a collaboration agreement with Gilead Sciences, Inc. (“Gilead”) to discover novel antiviral compounds. The agreement required Gilead to pay an initial technology access fee and make research funding payments totaling $371, make certain milestone payments and to pay royalties on sales of any new drug resulting from the collaboration. The term of the collaboration agreement expired in February 2003.

      In August 2002, the Company entered into a collaboration agreement with Hoffman-La Roche Inc. (“Roche”) to deploy the Company’s discovery capabilities to advance lead compounds identified by Roche against an oncology target. The agreement requires Roche to make research funding payments of $1,820 over the one year research term of the agreement, make certain milestone payments and to pay royalties on sales of any new drug resulting from the collaboration. In conjunction with the collaboration Roche purchased 1,857,009 shares of the Company’s Series C redeemable preferred stock at $1.35 per share. In October 2003, the Company executed an extension of the agreement for an additional six months. Under

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the terms of the extension, the Company will receive additional funding of up to $910 to deploy the Company’s discovery capabilities to advance Roche’s lead compounds against the oncology target.

      In February 2003, the Company entered into a collaboration with Amgen Inc. (“Amgen”) to discover novel compounds against a therapeutic target of Amgen. Under the terms of the agreement, we have received $400 from Amgen through research funding payments, a technology access fee and a research milestone payment. The agreement requires Amgen to pay royalties on sales of any new drug resulting from the collaboration. The term of the collaboration agreement expired in September 2003.

      In December 2003, the Company entered into a collaboration agreement with Daiichi Pharmaceutical Co. Ltd. (“Daiichi”) to discover novel compounds against therapeutic targets of Daiichi. The Company is designing, configuring and running ATLASTM assays to screen the Daiichi targets against a compound collection provided by Daiichi. Under the terms of the agreement, the Company has received a $400 collaboration fee, which is recorded as deferred revenue at December 31, 2003, and will receive additional milestone payments, provided that certain success criteria are met under the collaboration.

License Agreements

      In January 2001, the Company executed a technology license agreement (the “License Agreement”) with EMBL Enterprise Management Technology Transfer GmbH (“EMBLEM”), whereby the Company obtained an exclusive royalty-free worldwide license to certain technology and the rights to make, use, sell and offer to sell products, methods and processes claimed in the licensed patents with the right to sublicense. In addition, the Company cross-licensed certain technology under a non-exclusive royalty-free sublicense. The licenses expire upon expiration of the last of the licensed patents or any earlier date as the parties mutually agree upon. The License Agreement provides that in consideration for the license, the Company will issue an aggregate of 129,948 shares of restricted common stock to EMBL or EMBLEM (the “EMBLEM Shares”). The Company ascribed an aggregate value of approximately $378 which represented the difference between the purchase price of the EMBLEM Shares and the deemed fair value of the shares. The acquired technology is being amortized to research and development expense over a four-year period ending in May 2004. The Company’s right to repurchase the EMBLEM Shares lapses monthly over four years from the effective date, May 22, 2000. As of December 31, 2003, 13,536 of the EMBLEM Shares remained subject to repurchase by the Company.

      In December 2002, the Company entered into an agreement with Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.) and Ribapharm, Inc. for an exclusive worldwide license to six antiviral compounds. Under the terms of the agreement, the Company is entitled to clinical milestone payments which may total up $425 for each product candidate. As of December 31, 2003, the Company has not received any milestone payments. In connection with this agreement, the Company has a minimum royalty commitment of $50 and $75 for the years ended December 31, 2006 and 2007, respectively, and $100 for each of the nine years thereafter.

5. Redeemable Convertible Preferred Stock and Stockholders’ Equity

Redeemable Convertible Preferred Stock

      The Company completed an equity financing in which an aggregate of $38,325 was raised through the sale of Series C redeemable convertible preferred stock on June 20, 2002 and July 12, 2002. In November 2003, the Company sold 6,016,719 shares of Series C redeemable convertible preferred stock at a purchase price of $1.35 per share for total proceeds of $8,100, net of $22 of offering costs. The Series C redeemable preferred stock was sold at a price per share below the anticipated initial public offering price contemplated by this prospectus. Accordingly, pursuant to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, the Company has recorded a deemed dividend on the

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series C redeemable preferred stock of $6,942, which is equal to the number of shares of Series C redeemable preferred stock sold times the difference between the anticipated initial public offering price and the Series C redeemable preferred stock price per share.

      On or after June 19, 2006 and prior to December 19, 2006, upon the written request of the holders of at least 75% of the then outstanding shares of Series C redeemable preferred stock, the Company shall redeem each of the outstanding shares of Series C redeemable preferred stock at a per share price of $1.35 plus all declared but unpaid dividends. Each share of Series C redeemable preferred stock is currently convertible at a ratio of one share of common stock for one share of preferred stock. The conversion ratio may be adjusted downward in the event the Company sells any shares of stock at a price below the current purchase price, in accordance with the anti-dilution protection provisions of the Series C redeemable preferred stock, as set forth in the Company’s Amended and Restated Certificate of Incorporation. The Series C redeemable preferred stockholders are entitled to noncumulative dividends when and if declared by the board of directors. No dividends have been declared by the Company. The Company will accrete the net proceeds, using the effective interest method, to the liquidation on the earliest mandatory redemption date of June 19, 2006.

      As of December 31, 2003, 40,287,030 shares of Series C redeemable convertible preferred stock were authorized and 34,484,669 shares were issued and outstanding. The liquidation preference and redemption value of the Series C redeemable preferred stock was $46,425 at December 31, 2003.

Convertible Preferred Stock

      The authorized, issued and outstanding shares of convertible preferred stock by series are as follows as of December 31, 2003:

		Shares
	Shares	Issued and	Liquidation
	Authorized	Outstanding	Preference

Series A-1	6,556,325	6,403,325	$6,403
Series A-2	6,579,086	6,579,086	6,579
Series A-3	4,153,854	4,053,854	7,297
Series A-4	5,713,034	5,713,034	19,996
Series A-5	2,367,083	2,367,083	15,978
Series B	8,397,217	8,397,217	24,520

	33,766,599	33,513,599	$80,773

      Each share of Series A-1, A-2, A-3, A-4, A-5, B and C convertible preferred stock is currently convertible at a ratio of one share of common stock for 11.92492, 11.92492, 10.62478, 7.38477, 3.36046, 2.35133 and 5.10000 shares of preferred stock, respectively. The conversion rates of each series of preferred stock are subject to certain anti-dilution adjustments.

Liquidation Preference

      In the event of any liquidation, dissolution, or winding up of the Company, including (i) any transaction in which the Company is merged or consolidated into another company in which the holders of preferred stock hold less than 51% of the voting rights of the surviving company, (ii) the sale, disposition or exclusive license of all or substantially all of the assets of the Company in any transaction or series of related transactions, or (iii) any transaction or series of transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred, excluding any capital-raising transaction the primary purpose of which is to obtain financing for the Company through the issuance of

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

securities, the following liquidation preferences shall be paid to the holders of preferred stock. The holders of Series C redeemable preferred stock will be entitled to receive, prior to and in preference to the holders of common stock and the holders of Series A-1, A-2, A-3, A-4, A-5 and Series B preferred stock, an amount per share equal to $1.35 plus any declared but unpaid dividends. The holders of Series B preferred stock will be entitled to receive, prior to and in preference to the holders of common stock and the holders of Series A-1, A-2, A-3, A-4 and A-5 preferred stock, an amount per share equal to $2.92 plus any declared but unpaid dividends. The holders of Series A-1, A-2, A-3, A-4, and A-5 preferred stock will be entitled to receive, prior to and in preference to the holders of common stock, an amount per share equal to $1.00, $1.00, $1.80, $3.50 and $6.75, respectively, plus any declared but unpaid dividends. If the assets of the Company are insufficient to pay the preferred stockholders the full amount to which they are entitled, any distribution of the assets shall be paid first to the holders of Series C redeemable preferred stock, second to holders of Series B preferred stock, and third to the holders of Series A-1, A-2, A-3, A-4 and A-5 preferred stock in proportion to the respective amounts which would otherwise be payable to the holders of Series A-1, A-2, A-3, A-4 and A-5 preferred stock if all amounts payable were paid in full. Any assets remaining after these distributions shall be available for distribution among the Company’s Series B preferred stockholders, Series C redeemable preferred stockholders and common stockholders.

Common Stock

      The majority of the outstanding shares of common stock have been issued to the Company’s founders, directors, employees and consultants of the Company. In connection with certain stock purchase agreements, the Company has the option to repurchase the unvested shares in the event of termination of employment or engagement. Shares issued under these agreements generally vest over four years.

      In 2000 and 2001, the Company entered into restricted stock purchase agreements with certain individuals who joined the Company at the time as members of the Company’s management, Board of Directors or Scientific Advisory Board. These individuals were allowed to purchase a total of 1,116,579, 167,801, 0, and 44,160 shares, in 2000, 2001, 2002 and 2003, respectively, of restricted common stock at $0.05 per share. The restricted stock vests based upon continued service to the Company, at 1/48th per month, with the unvested shares subject to repurchase by the Company, generally at the original purchase price. The Company has recorded the deferred compensation using the intrinsic value method for members of the Company’s management and board of directors and uses the Black-Scholes method for Scientific Advisory Board members, which is being amortized over the vesting period. At December 31, 2003, 138,390 shares of common stock were unvested and subject to repurchase by the Company.

Changes in Capitalization

      On October 25, 2003, conditioned upon the effectiveness of the initial public offering contemplated by this prospectus, the Company’s Board of Directors approved the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 90,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock.

Warrants

      In 1994, and 1996, in connection with two leasing arrangements, the Company issued warrants to purchase 153,000 shares of Series A-1 preferred stock at a price of $1.00 per share and 100,000 shares of Series A-3 preferred stock at a price of $1.80 per share. The warrants expire five years from the closing of the sale and issuance of the Company’s common stock in an initial public offering. The Company ascribed an aggregate value of approximately $100 to such warrants, which was amortized to interest expense over the term of the lease financing.

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In 1997, in connection with a financing and collaborative agreement with a related party (Note 6), the Company issued a warrant to purchase 91,085 shares of common stock at an exercise price of $27.39 per share, as adjusted, which expires the later of June 20, 2006 or 18 months after the Company’s initial public offering. The exercise price may be and has been adjusted downward in the event the Company sells any shares of stock at a price below the current exercise price (with the exception of excluded stock, as defined by the agreement). The adjustment provisions will terminate upon the closing of an initial public offering of the Company’s common stock having an aggregate offering value of at least $25,000. The Company ascribed a value to the warrant of $2,215, which was included in research and development expense in 1997.

      In December 1998, the Company entered into a collaboration agreement with DuPont Pharmaceuticals Company (“DPC”), which was terminated effective September 2000. In conjunction with this collaboration, DPC acquired 144,860 shares of the Company’s Series A-5 preferred stock and a warrant to purchase of 9,738 shares of the Company’s common stock, as adjusted, at a purchase price of $11.17 per share, as adjusted. These warrants expire in December 2007. The value ascribed to the warrant was not significant.

      In 1999, in connection with the sale of Series A-5 preferred stock, the Company issued warrants for the purchase of an aggregate of 119,707 shares of common stock, as adjusted, at a purchase price of $11.12, as adjusted. The warrants are immediately exercisable and expire in December 2007. The value ascribed to these warrants was not significant.

      In 2002, in connection with the Company’s Series C redeemable preferred stock financing, the Company issued warrants to the placement agents of the financing as a component of the placement agents’ fee. Based on the fee arrangement, the Company issued a warrant to purchase 319,331 shares of Series C redeemable preferred stock to SG Cowen Securities Corporation and a warrant to purchase 79,832 shares of Series C redeemable preferred stock to Bear, Stearns & Co. Inc., each at an exercise price of $1.35 per share. The warrants expire on July 12, 2007. The Company ascribed an aggregate value of approximately $327 to such warrants, which was recorded as a reduction of the face value of the Series C redeemable preferred stock with periodic accretion up to its full value on the redemption date.

      In 2002, in connection with the Company’s establishment of a line of credit with GATX Ventures (“GATX”), the Company issued a warrant to GATX to purchase 96,564 shares of Series C redeemable preferred stock at an exercise price of $1.35 per share. The warrant expires on the later of December 17, 2012 or five years after the closing of the Company’s initial public offering. The Company ascribed an aggregate value of approximately $115 to such warrant, which is being amortized to interest expense over the life of the lease financing.

      In 2003, in connection with the Company’s establishment of a line of credit with General Electric Capital Corporation (“GE”), the Company issued a warrant to GE to purchase 28,227 shares of Series C redeemable preferred stock at an exercise price of $1.35 per share. The warrant expires on the earlier of June 17, 2010 or two years after the closing of the Company’s initial public offering. The Company ascribed an aggregate value of approximately $50 to such warrant, which is being amortized to interest expense over the life of the lease financing.

Stock Options

      In 2002, the Company adopted the 2002 Equity Incentive Plan (the “2002 Plan”). In connection with the adoption of the 2002 Plan, the Company’s 1994 Stock Option Plan and 1998 Equity Incentive Plan (collectively, the “Prior Plans”) were amended and restated into the 2002 Plan. All options that were previously granted under the Prior Plans are now governed by the 2002 Plan and the Prior Plans no longer exist as individual plans. The 2002 Plan provides for the issuance of incentive stock options to officers and

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other employees of the Company and non-qualified stock options, awards of stock and direct stock purchase opportunities to directors, officers, employees and consultants of the Company.

      The total number of shares which may be issued under the 2002 Plan is 2,074,983. The options are exercisable at various dates and will expire no more than ten years from their date of grant, or in the case of certain non-qualified options, fifteen years from the date of grant. The exercise price of each option shall be determined by the Board of Directors. In the case of incentive stock options, the exercise price shall not be less than 100% of the fair market value of the Company’s common stock at the time the option is granted. For holders of more than 10% of the Company’s total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company’s common stock at the date of grant and for a term not to exceed five years. Unvested incentive stock options are not subject to repurchase.

      The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding				Options Exercisable

		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Remaining	Exercise	Number	Exercise
Price	Outstanding	Contractual Life	Price	Exercisable	Price

$0.00-2.95	1,060,583	8.2	$2.95	396,468	$2.95
$2.96-6.88	96,864	6.3	$6.88	92,091	$6.88

	1,157,447			488,559

      A summary of the Company’s stock option activity and related information is as follows:

		Weighted
	Options	Average
	Outstanding	Exercise Price

Balance at December 31, 2000	193,387	$9.35
Granted	551,188	$2.97
Exercised	(5,059)	$4.21
Cancelled	(91,548)	$12.07

Balance at December 31, 2001	647,968	$3.58
Granted	142,449	$2.95
Exercised	(2,680)	$2.95
Cancelled	(80,514)	$3.22

Balance at December 31, 2002	707,223	$3.50
Granted	581,527	$2.95
Exercised	(8,984)	$2.95
Cancelled	(122,319)	$3.00

Balance at December 31, 2003	1,157,447	$3.28

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Common stock reserved for future issuance at December 31, 2003 are as follows:

December 31,
2003

Convertible preferred stock:
Issued and outstanding	13,281,146
Reserved for future issuance	1,165,955
Warrants	346,285
Stock options under the Company’s Plans:
Granted and outstanding	1,157,447
Reserved for future grant	818,136

16,768,969

6. Related Party Transactions

      In December 1997, the Company issued 5,713,034 shares of Series A-4 preferred stock for $20,000 to BioChem Pharma, Inc. (“BioChem”). The Company also entered into a collaboration agreement with BioChem pursuant to which the Company was using BioChem’s technologies to identify drug candidates. The Company was responsible for all aspects of drug discovery and BioChem was responsible for preclinical and clinical development, and will retain worldwide commercialization rights. Any profits on any commercialized products emanating from these programs will be shared in accordance with the terms of the agreement. The Company also issued a warrant to purchase 91,085 shares of the Company’s common stock in connection with the transaction (Note 4).

      During 2000, the Company made two advances of $148 each, with interest rates of prime (4.25% at December 31, 2002) plus 1.0%, to the Company’s President. One advance was due June 11, 2002, and the other was to mature December 14, 2001; the latter was forgiven in January 2001 by the Company’s Board of Directors and recorded as compensation expense. During 2002, the Company’s Board of Directors extended the maturity date of the remaining note to September 30, 2003. In January 2003, the second advance to the Company’s President was forgiven by the Company’s Board of Directors and recorded as compensation expense.

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Income Taxes

      Significant components of the Company’s deferred tax assets are shown below. A valuation allowance of $45,103 has been established to offset the deferred tax assets, as realization of such assets is uncertain.

	December 31,

	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$36,352	$40,329
Research and development credits	5,407	5,141
Depreciation and amortization	—	1,248
Non-qualified stock options	—	497
Other	108	125

Total deferred tax assets	41,867	47,340
Deferred tax liabilities:
Capital lease obligation, net	(2,449)	(2,237)
Depreciation and amortization	(254)	—
Compensation related to restricted stock	(41)	—

Total deferred tax liabilities	(2,744)	(2,237)

Net deferred tax assets	39,123	45,103
Valuation allowance for deferred tax assets	(39,123)	(45,103)

Net deferred taxes	$—	$—

      At December 31, 2003, the Company had federal and state tax net operating loss carryforwards of approximately $106,845 and $4,513, respectively. The federal loss carryforward will begin expiring in 2007 unless previously utilized. The Company also has federal and state research and development tax credit carryforwards of approximately $4,195 and $1,455, respectively. The federal and state research and development credits will begin expiring in 2007 unless previously utilized.

      Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company’s net operating loss and credit carryforwards may be limited because of cumulative changes in ownership of more than 50%, which occur within a three-year period.

8. Savings Plan

      The Company has a retirement savings plan for all employees, subject to certain age requirements, pursuant to Section 401(k) of the Internal Revenue Code. Employees may contribute up to 15% of their salary, subject to a maximum annual statutory limit. The Company may make discretionary contributions and has made no contributions to date.

9. Subsequent Events

Changes in capitalization

      On January 29, 2004, the Company’s Board of Directors approved the following:

•	Subject to stockholder approval, a 1-for-5.1 reverse stock split of the outstanding common stock to be effected before the completion of this offering;

•	Upon the effectiveness of the initial public offering contemplated by this prospectus, the creation of the 2004 Equity Incentive Plan. The initial share reserve under this plan will equal the number

ANADYS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares of our common stock reserved under the 2002 Plan that remain available for future stock awards at the time of its termination, which will occur upon the effectiveness of this offering;

•	Upon the effectiveness of the initial public offering contemplated by this prospectus, the creation of the 2004 Non-Employee Directors’ Stock Option Plan with a reserve of 125,000 shares of common stock;

•	Upon the effectiveness of the initial public offering contemplated by this prospectus, the creation of the 2004 Employee Stock Purchase Plan with a reserve of 150,000 shares of common stock.

      The 1-for-5.1 reverse stock split was approved by the company’s stockholders on February 6, 2004. The accompanying financial statements give retroactive effect to the reverse stock split for all periods presented.

LG Life Sciences, Ltd.

      In February 2004, the Company obtained an exclusive option from LG Life Sciences, Ltd (“LGLS”) to enter into a license and joint development agreement for the development and commercialization of a compound currently in Phase II clinical trials for the treatment of chronic HBV infection. The Company has paid to LGLS an option fee of $500,000 and has commenced an interim joint development program during the four month option period. The Company’s ability to exercise the exclusive option is contingent upon the Company having net current assets of not less than $48 million and net assets of not less than $52 million on April 17, 2004. The Company’s ability to exercise this option is also contingent on further negotiation and agreement with LG Life Sciences as to the final terms and conditions of the exclusive license and joint development agreement the Company would enter into with LGLS.

ANADYS PHARMACEUTICALS, INC.

Integrated Discovery and Development Capabilities

Pre-Chemistry Biology
Chemistry
Post-Chemistry Biology
Viruses
Proteins
Bacteria
RNA
Potential New Medicines
Clinical Candidates
Established R&D Expertise
Validated Targets
Therapeutic Focus

6,250,000 Shares

Common Stock

PROSPECTUS

SG COWEN

PIPER JAFFRAY
LEGG MASON WOOD WALKER
Incorporated
NEEDHAM & COMPANY, INC.

MARCH 26, 2004

       Until April 20, 2004, 25 days after the commencement of this offering, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.